  Execution Version
 Exhibit 2.6

STOCK PURCHASE AGREEMENT

by and between

CHARGE INFRASTRUCTURE, INC.,

PATRICK MANEY,

SHAUN MAHONEY,

and

NEXTRIDGE, INC.

DATED AS OF May 7, 2021

5.11	Personal Property; Sufficiency of Assets	19
5.12	Intellectual Property	19
5.13	Accounts Receivable; Accounts Payable	21
5.14	Customers, Suppliers	21
5.15	Insurance	22
5.16	Legal Proceedings; Governmental Orders	22
5.17	Compliance With Laws; Permits	23
5.18	Environmental Matters	23
5.19	Employee Benefit Matters	25
5.20	Employment Matters	27
5.21	Taxes	28
5.22	[Reserved]	30
5.23	Certain Payments	30
5.24	Warranty Obligations	30
5.25	Data Privacy and Security	31
5.26	Transactions with Related Persons	31
5.27	Brokers	32
5.28	PPP Loans.	32

ARTICLE 6	Representations and warranties of buyer	32
6.1	Organization and Authority of Buyer	32
6.2	No Conflicts; Consents	33
6.3	Investment Purpose	33
6.4	Legal Proceedings	33
6.5	Brokers	33
6.6	Cash Resources	33
6.7	Preferred Stock.	33
6.8	SEC Reports and Financial Statements.	33

ARTICLE 7	Covenants	34
7.1	Conduct of Business Prior to the Closing	34
7.2	Access to Information	35
7.3	No Solicitation of Other Bids	35
7.4	Notice of Certain Events	35
7.5	Confidentiality	36
7.6	Non-competition; Non-solicitation	36
7.7	Approvals and Consents	37
7.8	Release	38
7.9	Closing Conditions	39

7.10	Publicity; Transaction Disclosure	39
7.11	Benefit Plans	40
7.12	Litigation Support	40
7.13	280G	40
7.14	PPP Forgiveness.	40
7.15	Customer and other Business Relationships	40
7.16	Insurance; Risk of Loss	41
7.17	Internal Control over Financial Reporting	41
7.18	Financial Reporting Cooperation	41
7.19	Further Assurances	41

ARTICLE 8	Tax matters	42
8.1	Tax Covenants	42
8.2	Termination of Existing Tax Sharing Agreements	43
8.3	Tax Indemnification	43
8.4	Straddle Period	43
8.5	Contests	43
8.6	Cooperation and Exchange of Information	43
8.7	Tax Treatment of Indemnification Payments	44
8.8	Survival	44
8.9	Overlap	44

ARTICLE 9	Conditions to closing	44
9.1	Conditions to Obligations of All Parties	44
9.2	Conditions to Obligations of Buyer	44
9.3	Conditions to Obligations of the Company and the Shareholder	45

ARTICLE 10	Indemnification	46
10.1	Survival	46
10.2	Indemnification by the Shareholder	47
10.3	Indemnification By Buyer	47
10.4	Limitations on Indemnification by Shareholders.	48
10.5	Indemnification Procedures	48
10.6	Manner of Payments	50
10.7	No Circular Recovery	50
10.8	Materiality	50
10.9	Tax Treatment of Indemnification Payments	50
10.10	[Reserved].	50

10.11	Exclusive Remedies	51
10.12	No Contribution	51
10.13	Separate Basis for Claim	51
10.14	Insurance Proceeds; Tax Benefits.	51
10.15	Loss Mitigation.	51

ARTICLE 11	Termination	52
11.1	Termination	52
11.2	Effect of Termination	52

ARTICLE 12	Miscellaneous	53
12.1	Expenses	53
12.2	Notices	53
12.3	Construction	54
12.4	Severability	54
12.5	Entire Agreement	55
12.6	Non-Disclosure Agreement	55
12.7	Successors and Assigns	55
12.8	No Third-Party Beneficiaries	55
12.9	Amendment and Modification; Waiver	55
12.10	Governing Law	55
12.11	Forum Selection; Consent to Jurisdiction; Waiver of Jury Trial	55
12.12	Specific Performance	56
12.13	Counterparts; Effectiveness	56

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of May 7, 2021, is entered into by and between CHARGE INFRASTRUCTURE, INC., a Delaware corporation (“Buyer”), PATRICK MANEY, an individual with an address at 136 Great Isaac Court, Punta Gorda, Florida 33950 (“Maney”), SHAUN MAHONEY, an individual with an address for mailing of 12 Elmwood Road, Menands, New York 12204 (“Mahoney,” together with Maney, the “Shareholders”), and NEXTRIDGE, INC., a New York corporation (the “Company”). Annex A hereto contains definitions of certain initially capitalized terms used in this Agreement.

RECITALS

WHEREAS, the Shareholders together own all of the issued and outstanding shares of capital stock of the Company, consisting of one hundred (100) shares of common stock (the “Shares”), with Maney owning ninety (90) shares of common stock and Mahoney owning ten (10) shares of common stock; and

WHEREAS, the Shareholders wish to sell to Buyer, and Buyer wishes to purchase from the Shareholders, the Shares, on the terms and subject to the conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

AGREEMENT

ARTICLE 1

Purchase and sale

1.1 Purchase and Sale

. On the terms and subject to the conditions of this Agreement, at the Closing, the Shareholders shall sell, transfer and deliver the Shares to Buyer, and Buyer shall purchase the Shares from the Shareholders, free and clear of all Encumbrances.

1.2 Purchase Price

. The purchase price for the Shares and for the covenants and agreements of the Shareholders hereunder shall be Eighteen Million Eight Hundred Fifty Thousand Dollars ($18,850,000.00) (the “Base Purchase Price”), subject to the adjustments as hereinafter provided (as so adjusted, the “Purchase Price”), of which Six Million Eight Hundred Fifty Thousand Dollars ($6,850,000.00) shall be payable in the form of an issuance of Series B Convertible Preferred Stock of Charge Enterprises, Inc., the parent company of the Buyer (“Charge Enterprises”), which shall be subject to the rights and limitations set forth in that certain Certificate of Designation of Preferences, Rights, and Limitations, a form of which is attached hereto as Annex B (the “Preferred Stock”). The Purchase Price and the Preferred Stock shall be allocated among the Shareholders as set forth on Section 5.4 of the Disclosure Schedule. At Closing, a portion of the Preferred Stock allocated to Maney (the “Holdback Stock”) will be pledged by Maney to the Buyer, to hold as security for the purposes of the indemnification obligations of Maney set forth in this Agreement and pursuant to terms and conditions of that certain Indemnity Holdback Pledge Agreement between Maney and the Buyer (the “Indemnity Holdback Pledge Agreement”) as contemplated by Section 2.5(b).

ARTICLE 2
Closing

2.1 Closing

. The consummation of the sale of the Shares pursuant to Article 1 (the “Closing”) shall be held virtually (via the exchange of executed documents and other deliverables by PDF or other means of electronic delivery) rather than in-person, as promptly as practicable following, but in no event later than, three (3) Business Days after the date on which the last of the conditions set forth in Article 9 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) to be satisfied or waived is so satisfied or waived, or by such other means and/or at such other place, time and date as Buyer and the Shareholders may agree. All documents delivered and actions taken at the Closing shall be deemed to have been delivered or taken simultaneously, and no such delivery or action shall be considered effective or complete unless or until all other such deliveries or actions are completed or waived in writing by the party against whom such waiver is sought to be enforced. The date on which the Closing is actually held is referred to herein as the “Closing Date.” Subject to the provisions of Article 11, the failure to consummate the Closing on the date and time determined pursuant to this Section 2.1 shall not result in the termination of this Agreement and shall not relieve any party to this Agreement of any obligation under this Agreement. The Closing shall be deemed to be effective at 11:59 p.m. Eastern Standard Time on the Closing Date (the “Effective Time”) for all purposes, except as may otherwise be expressly provided herein.

2.2 Shareholders Closing Deliverables. At or prior to the Closing, the Shareholders shall deliver to Buyer:

(a) the stock certificate(s) evidencing all of the Shares, free and clear of all Encumbrances, duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank;

(b) the Indemnity Holdback Pledge Agreement executed by Maney;

(c) if applicable, the PPP Escrow Agreement executed by the Shareholders and the PPP Lender;

(d) a certificate pursuant to Treasury Regulations Section 1.1445-2(b) certifying that neither Shareholder is a foreign person within the meaning of Section 1445 of the Code; and

(e) such other documents or instruments as Buyer reasonably requests and are reasonably necessary to consummate the Transactions.

2.3 Company Closing Deliverables

. At or prior to the Closing (or by such other date, if any, as indicated in the applicable subsection below), each Group Company shall deliver to Buyer the following:

(a) resignations of the directors and officers of each Group Company, except as Buyer may otherwise specify;

(b) a certificate, dated the Closing Date and signed by a duly authorized officer of the Company, that each of the conditions set forth in Section 9.2(a), Section 9.2(b) and Section 9.2(d) have been satisfied;

(c) a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of the Company certifying (i) that attached thereto are true and complete copies of all resolutions adopted by the board of directors of the Company authorizing the execution, delivery and performance of this Agreement and the Transaction Documents and the consummation of the Transactions, (ii) that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the Transactions, and (iii) the names and signatures of the officers of the Company authorized to sign this Agreement and the Transaction Documents;

(d) the certificate of incorporation (or other equivalent Governing Document) and all amendments thereto of each Group Company, duly certified as of a recent date by the secretary of state or similar Governmental Authority of the jurisdiction under the Laws in which such Group Company is organized;

(e) a good standing certificate (or its equivalent) of each Group Company as of a recent date from the secretary of state or similar Governmental Authority of the jurisdiction under the Laws in which such Group Company is organized;

(f) a certificate, dated the Closing Date and signed by a duly authorized officer of the Group Companies, stating that the Related Party Transactions and Relationships, other than those set forth on Section 2.3(f) of the Disclosure Schedule, have been terminated and no Group Company has any residual Liability with respect thereto;

(g) to the extent there exist any Encumbrances (1) on the equity securities of any Group Company (including the Shares) or (2) on the properties and assets of any Group Company (other than Permitted Encumbrances) as of the Closing (the “Group Company Encumbrances”), fully executed documentation required in connection with the release of any such Group Company Encumbrances, in form and substance reasonably satisfactory to Buyer providing for the discharge in full of all such Group Company Encumbrances;

(h) at least five (5) Business Days prior to the Closing, a final invoice from each Person to whom Company Transaction Expenses are owed along with instructions from such Person for paying such amounts;

(i) employment agreements with the applicable Group Company in the form reasonably acceptable to the parties thereto, duly executed by each Key Employee (the “Employment Agreements”);

(j) such certificates and documents as may be necessary or appropriate to change the authorized signatories on all bank accounts and safe deposit boxes maintained by or in the name of the Company;

(k) the PPP Escrow Agreement executed by applicable Group Company and the PPP Lender;

(l) evidence reasonably satisfactory to Buyer that all of the Company’s interest (whether by ownership of equity securities, by Contract or otherwise) in any Excluded Entity has been transferred to the Shareholders or an Affiliate thereof or otherwise terminated in full as a result of the dissolution of such Excluded Entity which terminates in full all of the Group Companies’ Liabilities arising out of or relating to any Excluded Entity, in each case, as determined by Buyer in good faith (the “Pre-Closing Reorganization”);

(m) the Limited Liability Company Operating Agreement of ANS Advanced Network Services, LLC, a New York limited liability company, or other evidence reasonably satisfactory to the Buyer that the Company owns all of the outstanding equity interests in and to ANS Advanced Network Services, LLC;

(n) at least five (5) Business Days prior to the Closing, a list of all employees being terminated or resigning from any Group Company along with copies of any severance agreements, release agreements, or other similar agreements related to such terminations or resignations, the form of which shall be reasonably acceptable to Buyer;

(o) the LTI Holder Release & Termination Agreements (as defined in Section 9.2(g));

(p) the Promised Individuals Release & Termination Agreements (as defined in Section 9.2(h));

(q) the minute and stock books of each Group Company, as currently held and maintained by the Group Companies; and

(r) such other documents or instruments as Buyer reasonably requests and are reasonably necessary to consummate the Transactions.

2.4 Buyer Closing Deliverables. At the Closing, Buyer shall deliver to the Shareholders, the following:

(a) each Employment Agreement duly executed by the applicable Group Company;

(b) the Indemnity Holdback Pledge Agreement executed by Buyer and Maney;

(c) if applicable, the executed PPP Escrow Agreement;

(d) the cash portion of the Closing Purchase Price, allocated as set forth in this Agreement;

(e) the Certificate of Designation of Preferences, Rights, and Limitations with regard to the Preferred Stock, executed by Charge Enterprises and stamped or otherwise certified by the Secretary of State of the State of Delaware;

(f) the Preferred Stock, less the Holdback Stock (which such Holdback Stock shall be titled in the name of Maney, but held by the Buyer solely in accordance with the Indemnity Holdback Pledge Agreement); and

(g) such other documents or instruments as the Shareholder reasonably requests and are reasonably necessary to consummate the Transactions.

2.5 Manner of Payment. At Closing, the Closing Purchase Price shall be paid by the Buyer as follows:

(a) Buyer shall issue and deliver to the Shareholders the Preferred Stock, less the Holdback Stock, in accordance with their respective pro rata shares as set forth on Section 5.4 of the Disclosure Schedule.

(b) Buyer shall hold the Holdback Stock, which shall be titled in the name of Maney, solely in accordance with the Indemnity Holdback Pledge Agreement. The Holdback Stock shall have a value of Nine Hundred Thousand and 00/100 Dollars ($900,000.00), such value calculated with reference to the Charge Enterprises Trading Price as of the Closing Date. Upon deposit of the Holdback Stock with the Buyer in accordance with the foregoing sentence, Buyer shall be deemed to have withheld from Maney consideration that otherwise would be payable and issuable to him upon the Closing. The Buyer shall hold the Holdback Stock pursuant to the terms and provisions of this Agreement and the Indemnity Holdback Pledge Agreement which contains terms and conditions which are reasonably satisfactory to the parties thereto. The Holdback Stock shall be held by the Buyer for a period of not more than twenty-one (21) months following the Closing Date, subject to the terms of the Indemnity Holdback Pledge Agreement, to serve as a holdback of consideration hereunder for the payment, at the election of Maney in accordance with Section 10.6(b) and the Indemnity Holdback Pledge Agreement, of any Losses for which any Buyer Indemnitee is entitled to indemnification pursuant to Article 8 and Article 10. Until and to the extent there is a forfeiture of the Holdback Stock in connection with any indemnifiable Losses in accordance with the terms of this Agreement, the Holdback Stock shall be issued and outstanding stock of Charge Enterprises issued to Maney. Maney shall be entitled to exercise the voting rights of the shares constituting the Holdback Stock and to receive dividends (if declared) with respect to such shares (other than non-taxable stock dividends, which shall be included as part of the escrowed amounts of Preferred Stock held by the Buyer).

(c) To the extent that, at the time of Closing, any Group Company has not achieved forgiveness pursuant to the Paycheck Protection Program with respect to such Group Company’s PPP Loan, Buyer shall, as contemplated by United States Small Business Administration Procedural Notice Control No. 5000-20057, dated October 2, 2020 (“Procedural Notice 5000-20057”), deposit with the lender which provided the PPP Loan to such applicable Group Company (the “PPP Lender”) a cash amount equal to the complete balance of such Group Company’s PPP Loan (the “PPP Escrow”). As of the date hereof, the balances of the Group Companies’ PPP Loans are as follows: (i) the Company – Ninety-Two Thousand Seven Hundred Dollars and 00/100 ($92,700.00); and (ii) ANS Advanced Network Services, LLC – Two Million Twenty-Three Thousand Nine Hundred Dollars and 00/100 ($2,023,900.00). The PPP Escrow shall be held by the PPP Lender pursuant to an escrow agreement by and among the applicable Group Company and the PPP Lender that contemplates the release of the PPP Escrow to the Shareholders upon the Group Company’s achievement of forgiveness with respect to the same (the “PPP Escrow Agreement”). The terms of the PPP Escrow Agreement, this Agreement, and the actions taken in furtherance thereof by the parties thereto shall at all times be in compliance with the guidance provided by the United States Small Business Administration pursuant to Procedural Notice 5000-20057 and all other applicable Laws;

(d) To the extent that any Group Company Encumbrances are in existence at the time of Closing, Buyer shall pay any amount necessary to any Person necessary to remove such Group Company Encumbrances pursuant to such documents as may be provided by the Company and Shareholders under Section 2.3(g);

(e) Buyer shall pay to each holder of incentive shares under any Group Company’s non-qualified long term incentive stock program (such holder, an “LTI Holder” and, such program(s), the “Incentive Stock Program(s)”) that are validly issued, unexpired, vested, and outstanding before the Closing (“LTI Unit”) all amounts due to such LTI Holder arising from the consummation of the Transactions pursuant to the applicable Incentive Stock Program (the “LTI Holder Closing Consideration Payment”), which LTI Holder Closing Consideration Payment will be reduced by any applicable payroll, income Tax, or other withholding Taxes. The LTI Holder Closing Consideration Payment shall be calculated with reference to actual cash proceeds received by the Shareholders at Closing, net of transaction and related expenses, Liabilities of the Group Companies discharged at Closing, and indemnification obligations, holdbacks and reserves, all of the foregoing determined in the reasonable, good faith discretion of the Shareholders. All LTI Units that are not vested LTI Units will be cancelled.

(f) Buyer shall pay to each individual identified on Section 2.5(f) of the Disclosure Schedule (a “Promised Individual”) all amounts due to such Promised Individual arising from the consummation of the Transactions pursuant to agreements, whether oral or written, by and between any Group Company and such Promised Individual (such agreements, the “Promised Individual Agreements” and, such consideration, the “Promised Individual Closing Consideration Payments”), which Promised Individual Closing Consideration Payments will be reduced by any applicable payroll, income Tax, or other withholding Taxes. A copy or summary of the Promised Individual Agreements will be provided by the Group Companies to the Buyer prior to the Closing Date.

(g) The remaining balance (as it may be adjusted in accordance with the terms of this Agreement), shall be paid to the Shareholders in accordance with their respective pro rata shares as set forth on Section 5.4 of the Disclosure Schedule in the form of immediately available funds by wire transfer.

2.6 Withholding. Buyer shall be entitled to deduct and withhold from the consideration or other amounts otherwise payable pursuant to this Agreement to any Person such amounts as it is required to deduct and withhold with respect to such payment under the Code, or any other provision of applicable Law. To the extent that amounts are so withheld by Buyer, such withheld amounts shall be (a) paid to the appropriate Tax authority and (b) treated for all purposes of this Agreement as having been paid to the appropriate recipient in respect of which such deduction and withholding was made by Buyer.

ARTICLE 3

Payment Adjustments

3.1 Definitions. As used herein:

(a) “Accounting Principles” means GAAP, using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Financial Statements for the most recent fiscal year end as if such accounts were being prepared and audited as of a fiscal year end.

(b) “Closing Company Transaction Expenses” means Company Transaction Expenses that remain unpaid as of immediately prior to the Closing (but inclusive of all amounts that will or may become due at or following the Closing by reason of the Transactions).

(c) “Closing Working Capital” means (i) the Current Assets of the Group Companies, less (ii) the Current Liabilities of the Group Companies, as determined at close of business on the Closing Date.

(d) “Company Transaction Expenses” means the aggregate amount of (i) all fees and expenses incurred by any Group Company in connection with the negotiation, preparation, execution and performance of this Agreement and the Transaction Documents, and the Transactions, including all legal, financial advisory, accounting, consulting and other fees and expenses and any broker’s or finder’s fees, (ii) all amounts payable by the Company under any “change of control,” retention, termination, compensation, severance or other similar arrangements by reason of (either alone or in conjunction with any other event, such as termination or continuation of employment) the consummation of the Transactions, and (iii) any other fees, costs, expenses or payments resulting from the change of control of the Group Companies or otherwise payable in connection with receipt of any consent or approval in connection with the Transactions.

(e) “Current Assets” means cash and cash equivalents, accounts receivable, cost in excess of billings, Inventory, prepaid expenses and other current assets pursuant to the Accounting Principles, but excluding (i) the portion of any prepaid expense of which Buyer will not receive the benefit following the Closing, and (ii) deferred Tax assets, determined in accordance with the Accounting Principles.

(f) “Current Liabilities” means accounts payable, accrued Taxes (including but not limited to any Tax liability related to the Pre-Closing Reorganization), billings in excess of cost, accrued expenses and other current liabilities pursuant to the Accounting Principles, but excluding deferred Tax liabilities, current portions of long-term debt, deferred consideration and other Indebtedness that is satisfied at Closing, determined in accordance with the Accounting Principles.

(g) “Target NWC Amount” means Four Million Dollars and 00/100 ($4,000,000.00).

3.2 Closing Estimates; Net Estimated Adjustment Amount.

(a) At least five (5) Business Days prior to the Closing Date, the Company shall prepare and deliver to Buyer a written statement (the form of which shall be mutually agreed to by the parties) (the “Estimated Closing Statement”) that includes a good-faith estimated consolidated balance sheet of the Group Companies as of the Effective Time prepared in accordance with the Accounting Principles (the “Estimated Closing Balance Sheet”) and a good-faith estimate of the following and a statement of the Net Estimated Adjustment Amount:

(i) the Closing Company Transaction Expenses (the “Estimated Closing Company Transaction Expenses”); and

(ii) the Closing Working Capital (the “Estimated Closing Working Capital”).

(b) The “Net Estimated Adjustment Amount” shall be equal to zero:

(i) minus the Estimated Closing Company Transaction Expenses;

(ii) minus the amount, if any, by which the Target NWC Amount exceeds the Estimated Closing Working Capital; and

(iii) plus the amount, if any, by which the Estimated Closing Working Capital exceeds the Target NWC Amount.

3.3 Post-Closing Adjustment.

(a) Within ninety (90) days after the Closing Date, Buyer shall prepare, or cause to be prepared, and deliver to the Shareholders a written statement reasonably reflecting the form of the Estimated Closing Statement (the “Closing Statement”) that shall include a consolidated balance sheet of the Group Companies as of the Effective Time prepared in accordance with the Accounting Principles and a calculation of the following and a statement of the Net Adjustment Amount:

(i) the Closing Company Transaction Expenses; and

(ii) the Closing Working Capital.

(b) During the sixty (60) day period following Buyer’s delivery of the Closing Statement to the Shareholders (the “Review Period”), Buyer shall provide the Shareholders and their Representatives reasonable access to the relevant books and records of the Group Companies for the purpose of facilitating the Shareholders’ review of the Closing Statement. The Closing Statement shall become final and binding on the last day of the Review Period, unless prior to the end of the Review Period, the Shareholders deliver to Buyer a written notice of disagreement (a “Notice of Disagreement”), which shall set forth in reasonable detail (i) the items or amounts with which the Shareholders disagree and the basis for such disagreement and (ii) the Shareholders’ proposed adjustments to the Closing Statement. The Shareholders shall be deemed to have agreed with all items and amounts in the Closing Statement not specifically referenced in a Notice of Disagreement provided prior to the end of the Review Period.

(c) During the thirty (30) day period following delivery of a Notice of Disagreement by the Shareholders to Buyer (the “Resolution Period”), such parties in good faith shall seek to resolve in writing any differences that they may have with respect to the computation of the amounts as specified therein. Any disputed items resolved in writing between the Shareholders and Buyer within the Resolution Period shall be final and binding on the parties for all purposes hereunder. If the Shareholders and Buyer have not resolved all such differences by the end of the Resolution Period, the Shareholders and Buyer shall submit, in writing, such differences to the Accounting Expert. The “Accounting Expert” shall be Marcum LLP or, in the event that it is not available or is not a Neutral Accounting Firm, a Neutral Accounting Firm selected by mutual agreement of Buyer and the Shareholder; provided, however, that (i) if, within fifteen (15) days after the end of the Resolution Period, such parties are unable to agree on a Neutral Accounting Firm to act as the Accounting Expert, then each party shall select a Neutral Accounting Firm and such firms together shall select the Neutral Accounting Firm to act as the Accounting Expert, and (ii) if any party does not select a Neutral Accounting Firm within ten (10) days of written demand therefor by the other party, then the Neutral Accounting Firm selected by the other party shall act as the Accounting Expert. A “Neutral Accounting Firm” means an independent accounting firm of nationally recognized standing that is not, at the time it is to be engaged hereunder, rendering services to any party, or any Affiliate of either, and has not done so within the two (2) year period prior thereto.

(d) The parties shall arrange for the Accounting Expert to agree in its engagement letter to act in accordance with this Section 3.3(d). The parties shall make readily available to the Accounting Expert all relevant books and records within such party’s control reasonably requested by the Accounting Expert. Each party shall present a summary to the Accounting Expert (which summary shall also be concurrently provided to the other party) within twenty (20) days of the appointment of the Accounting Expert detailing such party’s views as to the correct nature and amount of each item remaining in dispute from the Notice of Disagreement (and for the avoidance of doubt, no party may introduce a dispute to the Accounting Expert that was not originally set forth on the Notice of Disagreement). Within ten (10) days of receipt of a summary from the other party, the receiving party may present a responsive summary to the Accounting Expert (which responsive summary shall also be concurrently provided to the other party). Each party may make an oral presentation to the Accounting Expert (in which case, such presenting party shall notify the other party of such presentation, and the other party shall have the right to be present (and speak) at such presentation), within thirty (30) days of the appointment of the Accounting Expert. The Accounting Expert shall have the opportunity to present written questions to either party, a copy of which shall be provided to the other party. There shall be no ex parte communications between any party (or its Representatives), on the one hand, and the Accounting Expert, on the other hand, relating to any disputed matter and unless requested by the Accounting Expert in writing and with notice to the other party (with the other party having the right to view and/or attend such communications). Except for the communications contemplated by the foregoing sentence, no party may present any additional information or arguments to the Accounting Expert, either orally or in writing. The Accounting Expert shall consider only those items and amounts in the Shareholders’ and Buyer’s respective calculations that are identified as being items and amounts to which the Shareholders and Buyer have been unable to agree, and shall act as an expert only (and thus not as an arbitrator). In resolving any disputed item, the Accounting Expert may not assign a value to any item greater than the greatest value for such item claimed by either Buyer or the Shareholders, or less than the smallest value for such item claimed by Buyer or the Shareholders. The Accounting Expert shall make a written determination within sixty (60) days of its appointment as to each such disputed item, which determination shall be final and binding on the parties for all purposes hereunder absent manifest mathematical error or manifest disregard for the provisions of this Section 3.3 (and, in the event of such manifest error or disregard, the written determination shall be referred back to the Accounting Expert to correct the same). Notwithstanding the foregoing, the Accounting Expert shall have no authority to resolve any dispute regarding the interpretation of any provision of this Agreement or whether a party has breached any covenant contained herein, it being understood and agreed that any such dispute shall be resolved solely as provided in Article 10. All fees and expenses of the Accounting Expert in resolving the dispute shall be allocated between the Shareholders, on the one hand, and Buyer, on the other hand, such that the amount paid by the Shareholders bears the same proportion that the aggregate dollar amount unsuccessfully disputed by the Shareholders bears to the total dollar amount of the disputed items that were submitted for resolution to the Accounting Expert, and Buyer shall pay the balance. For purposes of illustration only, if the Closing Company Transaction Expenses is disputed to be $900 by the Shareholders and $1,000 by Buyer, and the Closing Company Transaction Expenses is determined by the Accounting Expert to be $940, then Maney would bear 40% of the fees and expenses of the Accounting Expert because the amount disputed was $100 and the amount unsuccessfully disputed by the Shareholders was $40.

(e) The “Net Adjustment Amount” shall equal zero:

(i) minus the amount, if any, by which the Closing Company Transaction Expenses exceed the Estimated Closing Company Transaction Expenses;

(ii) plus the amount, if any, by which the Estimated Closing Company Transaction Expenses exceed the Closing Company Transaction Expenses;

(iii) minus the amount, if any, by which the Estimated Closing Working Capital exceeds the Closing Working Capital;

(iv) plus the amount, if any, by which the Closing Working Capital exceeds the Estimated Closing Working Capital.

(f) If the Net Adjustment Amount is positive, Buyer shall promptly (and in no event later than five (5) Business Days following the final determination of the Net Adjustment Amount) pay such Net Adjustment Amount to the Shareholders in accordance with the allocation set forth on Section 5.4 of the Disclosure Schedule, by wire transfer of immediately available funds to an account designated in writing by the Shareholders; and

(g) If the Net Adjustment Amount is negative (in which case the “Net Adjustment Amount” shall be deemed to be equal to the absolute value of such amount), the Shareholders shall promptly (and in no event later than five (5) Business Days following the final determination of the Net Adjustment Amount) pay such Net Adjustment Amount to Buyer, by wire transfer of immediately available funds to an account designated in writing by Buyer.

(h) For avoidance of doubt, nothing in this Section 3.3 shall limit Buyer’s right to seek indemnification pursuant to Article 10.

  ARTICLE 4

Representations and warranties of the shareholders

Each Shareholder hereby represents and warrants to Buyer that the statements contained in this Article 4 are true and correct on the date hereof and shall be true and correct on the Closing Date as if made thereon:

4.1 Authority and Enforceability. Each Shareholder has all requisite power and authority, and has taken all action necessary, to execute and deliver this Agreement and each Transaction Document and to perform his obligations hereunder and thereunder. This Agreement has been, and each Transaction Document will be prior to the Closing, duly authorized, executed and delivered by the Shareholders, and this Agreement constitutes, and each Transaction Document when so executed and delivered (assuming due authorization, execution and delivery by each other party hereto) will constitute, the legal, valid and binding obligations of the Shareholders, enforceable against the Shareholders in accordance with their terms.

4.2 Title to Shares.

(a) Except as set forth on Section 4.2 of the Disclosure Schedule, each Shareholder is the record and beneficial owner of, and has good and valid title to, his respective Shares, free and clear of all Encumbrances. No Shareholder is a party to any option, warrant, right, contract, call, put or other agreement or commitment providing for the disposition or acquisition of any of the Shares (other than this Agreement). Except for the Shares, neither Shareholder has any other debt or ownership interest in any Group Company.

(b) Other than this Agreement, the Shares are not subject to any voting trust agreement or other Contract restricting or otherwise relating to the voting, dividend rights or other disposition of the Shares.

4.3 No Conflict. The execution and delivery by each Shareholder of this Agreement and each Transaction Document, and the performance by him of any actions contemplated hereunder or thereunder, does not and will not, directly or indirectly (with or without notice or lapse of time):

(a) Conflict with or violate any provision of the Governing Documents of any Group Company;

(b) Require notice, consent or approval under, conflict with, violate, result in a breach of, result in the acceleration of obligations, loss of a benefit or increase in Liabilities or fees under, create in any Person the right to terminate, cancel or modify, or cause a default under or give rise to any rights or penalties under (i) any provision of Law relating to either Shareholder, (ii) any provision of any Governmental Order issued with respect to or against any Shareholder, (iii) any provision of any Contract to which any Shareholder is a party, or (iv) any other restriction of any kind or character to which any Shareholder has agreed or entered into; or

(c) Require a registration, filing, application, notice, consent, approval, order, qualification or waiver with, to or from any Governmental Authority.

4.4 Legal Proceedings. There are no Actions pending or, to the Shareholder’s knowledge, threatened against or by the Shareholder or any of his Affiliates or Related Persons that challenge or seek to prevent, enjoin or otherwise delay the Transactions.

4.5 United States Person. Each Shareholder is a United States Person (as defined in Section 7701(a)(3) of the Code) or a disregarded entity of a United States Person within the meaning of Treasury Regulation Section 301.7701-3.

  ARTICLE 5

Representations and warranties of the company

The Company hereby represents and warrants to Buyer that the statements contained in this Article 5 are true and correct on the date hereof and shall be true and correct on the Closing Date as if made thereon:

5.1 Organization and Qualification of the Company. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of New York and has full corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it has been and is currently conducted. Section 5.1 of the Disclosure Schedule sets forth each jurisdiction in which each Group Company is licensed or qualified to do business, and each Group Company is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of the Business by it makes such licensing or qualification necessary.

5.2 Authority; Board Approval. The Company has full corporate power and authority to enter into and perform its obligations under this Agreement and the Transaction Documents to which it is a party and to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement and the Transaction Documents and the consummation by the Company of the Transactions have been duly authorized by all requisite corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement or to consummate the Transactions. This Agreement has been duly executed and delivered by the Company, and (assuming due authorization, execution and delivery by each other party hereto) this Agreement constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms. When each Transaction Document to which the Company is or will be a party has been duly executed and delivered by the Company (assuming due authorization, execution and delivery by each other party thereto), such Transaction Document will constitute a legal and binding obligation of the Company enforceable against it in accordance with its terms.

5.3 No Conflicts; Consents. The execution and delivery by the Company of this Agreement and each Transaction Document, and the performance by it of any actions contemplated hereunder or thereunder, does not and will not, directly or indirectly (with or without notice or lapse of time):

(a) Conflict with or violate any provision of the Governing Documents of any Group Company;

(b) Require notice, consent or approval under, conflict with, violate, result in a breach of, result in the acceleration of material obligations, loss of a material benefit or increase in material Liabilities or fees under, create in any Person the right to terminate, cancel or modify, or cause or give rise to a default under or give rise to any rights or penalties under (i) any provision of Law applicable to any Group Company, (ii)  any Governmental Order issued with respect to or against a Group Company or any of its property or assets, or (iii) except as set forth on Section 5.3(b)(iii) of the Disclosure Schedule, any provision of any Material Contract;

(c) Cause any of the assets of any Group Company to be reassessed or revalued by any Governmental Authority or subject to an Encumbrance; or

(d) except as set forth on Section 5.3(d) of the Disclosure Schedule, require a registration, filing, application, notice, consent, approval, order, qualification or waiver with, to or from any Governmental Authority.

5.4 Capitalization.

(a) The authorized capital stock of the Company consists of two hundred (200) Shares, of which one hundred (100) Shares are issued and outstanding as of the close of business on the date of this Agreement.

(b) Except as set forth on Section 5.4 of the Disclosure Schedule, all of the Shares are owned beneficially and of record by the Shareholders in such amounts set forth on Section 5.4 of the Disclosure Schedule, free, and clear of all Encumbrances. The Shares represent 100% of the outstanding ownership interests in the Company. All of the Shares have been duly authorized, are validly issued, fully paid, and non-assessable and have been offered, issued and transferred without violation of any preemptive right or other right to purchase and were issued and/or transferred in compliance with all applicable Laws and the Governing Documents of the Company and the Contracts to which the Company is a party or otherwise bound. Except as disclosed on Section 5.4 of the Disclosure Schedule and for the Shares, there are no other equity or other ownership interests in the Company or outstanding securities convertible or exchangeable into ownership interests of the Company, including any other options, warrants, purchase rights, preemptive rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal, right of first offer, anti-dilution protections, obligations, commitments, plans or other Contracts or similar rights that could require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem (or establish a sinking fund with respect to redemption) ownership interests in the Company or require the Company to make any payments based on the price or value of the Shares or dividends paid thereon. No holder of Indebtedness of the Company has any right to vote or to convert or exchange such Indebtedness for ownership interests of the Company. Except as disclosed on Section 5.4 of the Disclosure Schedule, there are no outstanding or authorized equity appreciation, contingent value, phantom equity, profit participation, or similar rights with respect to the Company. There are no voting trusts, proxies, or other Contracts with respect to the voting of the ownership interests of the Company. Upon consummation of the Transactions, Buyer will be the sole owner, beneficially and of record, of one hundred percent (100%) of the issued and outstanding equity interests of the Company, free and clear of any Encumbrances.

(c) The Company has delivered to Buyer copies of the Governing Documents of each Group Company. The true and complete minute books of each Group Company, as in existence at the time thereof, will be delivered to Buyer at Closing.

5.5 Subsidiaries; Joint Ventures.

(a) Section 5.5(a) of the Disclosure Schedule sets forth for each Subsidiary of the Company, (i) the authorized capital stock or other ownership interests of such Subsidiary, and (ii) the number of issued, allotted and outstanding shares of capital stock or other ownership interests of each class of its capital, the names of the record and beneficial holders thereof and the number of shares or other ownership interests held by each such holder. All of the issued, allotted and outstanding shares of capital stock or other ownership interests of each Subsidiary of the Company have been duly authorized, are validly issued and non-assessable and have been offered, issued and transferred without violation of any preemptive rights or other right to purchase and were issued and/or transferred in compliance with all applicable Laws and the Governing Documents of the Subsidiary. Except as disclosed on Section 5.5(a) of the Disclosure Schedule and for the currently issued and outstanding shares of capital stock or other ownership interests of each Subsidiary, there are no other capital stock or other ownership interests in any of the Company’s Subsidiaries or outstanding securities convertible or exchangeable into capital stock or other ownership interests of such Subsidiaries, including any options, warrants, purchase rights, preemptive rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal, rights of first offer, anti-dilution protections, obligations, commitments, plans or other Contracts or similar rights that could require the Company or any of its Subsidiaries to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem (or establish a sinking fund with respect to redemption) capital stock or any other ownership interests in any such Subsidiary or require the Company or any of its Subsidiaries to make any payments based on the price or value thereof or dividends paid thereon. No holder of Indebtedness of the Company or any of its Subsidiaries has any right to vote or to convert or exchange such Indebtedness for capital stock or other ownership interests of any of the Company’s Subsidiaries. Except as disclosed on Section 5.5(a) of the Disclosure Schedule, there are no outstanding or authorized equity appreciation, contingent value, phantom equity, profit participation, or similar rights with respect to any of the Company’s Subsidiaries. There are no voting trusts, proxies, or other Contracts with respect to the voting of the capital stock or other ownership interests of the Company’s Subsidiaries. Upon consummation of the transactions contemplated hereby, the Company will be the sole owner, beneficially and of record, directly or indirectly, of 100% of the issued and outstanding capital stock or other ownership interests of the Company’s Subsidiaries, free and clear of any Encumbrances. Except as set forth on Section 5.5(a) of the Disclosure Schedule, the Company does not have any direct or indirect Subsidiaries and does not own directly or indirectly any capital stock or other equity interest in any other Person.

(b) Except as set forth on Section 5.5(b) of the Disclosure Schedule neither Shareholder nor any of their respective Affiliates (other than a Group Company) has made a loan to, or borrowed money from, any Group Company, for which such Group Company or Shareholder has outstanding Liabilities to the other in respect of any loan or borrowing.

5.6 Financial Statements.

(a) Complete copies of the Group Companies’ audited financial statements consisting of the consolidated balance sheets of the Group Companies dated as of December 31, 2018, December 31, 2019, and December 31, 2020, and the related consolidated statements of income and retained earnings, shareholders’ equity and cash flow for the years then ended (the “Year-End Financial Statements”), and unaudited financial statements consisting of the consolidated balance sheet of the Group Companies as of February 28, 2021 and the related statements of income and retained earnings, shareholders’ equity and cash flow for the two (2) month period then ended (the “Interim Financial Statements” and together with the Year-End Financial Statements, the “Financial Statements”) have been delivered to Buyer. The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the period involved, subject, in the case of the Interim Financial Statements, to normal and recurring adjustments (the effect of which will not be materially adverse) and the absence of notes (that, if presented, would not differ materially from those presented in the Year-End Financial Statements). The Financial Statements fairly and accurately present in all material respects the consolidated financial condition of the Group Companies as of the respective dates they were prepared and the results of the operations of the Group Companies for the periods indicated. The consolidated audited balance sheet of the Group Companies as of December 31, 2020 is referred to herein as the “Year-End Balance Sheet” and the date thereof as the “Year-End Balance Sheet Date” and the consolidated balance sheet of the Group Companies as of February 28, 2021 is referred to herein as the “Interim Balance Sheet” and the date thereof as the “Interim Balance Sheet Date”.

(b) The books of account and financial records of the Group Companies are true and correct in all material respects and have been prepared and are maintained in accordance with GAAP applied on a consistent basis throughout the period involved. No Group Company has made any changes in its accounting practices since the Year-End Balance Sheet Date. The Group Companies maintain a standard system of accounting established and administered in accordance with GAAP.

(c) Each Group Company maintains accurate books and records reflecting its assets and liabilities and maintains proper and adequate internal accounting and record-keeping controls that provide reasonable assurance that (i) it maintains no off-the-book accounts and its assets and properties are used only in accordance with management’s directives, (ii) transactions are executed in accordance with management’s authorizations, (iii) transactions are recorded as necessary to permit preparation of financial statements and to maintain asset accountability, (iv) access to assets is permitted only in accordance with management’s authorization, (v) the recorded accounting for assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences, (vi) accounts, notes and other receivables are recorded accurately and proper and adequate procedures are implemented to effect the collection of accounts, notes and other receivables on a current and timely basis, and (vii) it maintains records in accordance with statutory records retention requirements.

(d) Except for the PPP Loan, no Group Company has received any loans, grants, subsidies or other financial assistance from a Governmental Authority.

(e) Each Group Company is Solvent. “Solvent”, when used with respect to a company, means that, as of any date of determination, (i) the Present Fair Salable Value of its assets will, as of such date, exceed all of its liabilities, contingent or otherwise, as of such date, (ii) such Group Company will not have, or have access to, as of such date, an unreasonably small amount of capital for the business in which it is engaged or will be engaged and (iii) such Group Company is reasonably expected to be able to pay its debts as they become due and mature, in the Ordinary Course of Business, taking into account the timing of and amounts of cash to be received by it and the timing of and amounts of cash to be payable on or in respect of its indebtedness, in each case after giving effect to the Transactions. The term “Solvency” shall have a correlative meaning. For purposes of the definition of “Solvent” (A) “debt” means liability on a “claim” which is within the Company’s Knowledge; and (B) “claim” means (x) any right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured or (y) the right to an equitable remedy for a breach in performance if such breach is, to the Company’s Knowledge, likely to give rise to a right to payment, whether or not such equitable remedy is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured. “Present Fair Salable Value”, when used with respect to the Group Companies, means the amount that may be realized if the aggregate assets of the applicable Group Company (including goodwill) are sold as an entirety with reasonable promptness in an arm’s length transaction under present conditions for the sale of comparable business enterprises.

5.7 No Undisclosed Liabilities; Indebtedness. No Group Company has any Liabilities of a type required to be reflected on a balance sheet prepared in accordance with GAAP, except (a) those which are adequately reflected or reserved against in the Year-End Balance Sheet, and (b) those which have been incurred in the Ordinary Course of Business since the Year-End Balance Sheet Date and which are not, individually or in the aggregate, material in amount. Section 5.7 of the Disclosure Schedule sets forth all of the Indebtedness of the Group Companies as of the date hereof, all of which, except for the PPP Loan, shall be paid off prior to or at the Closing such that there shall not be, except for the PPP Loan, any Indebtedness of the Group Companies as of the Closing.

5.8 Absence of Certain Changes, Events and Conditions. Except as set forth in Section 5.8 of the Disclosure Schedule, since the Year-End Balance Sheet Date, there has not been with respect to any Group Company any:

(a) event, occurrence or development that has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b) amendment of the Governing Documents of any Group Company;

(c) split, combination or reclassification of any shares of its capital stock;

(d) issuance, sale or other disposition of any of its capital stock, or grant of any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of its capital stock;

(e) declaration or payment of any dividends or distributions on or in respect of any of its capital stock or redemption, purchase or acquisition of its capital stock;

(f) change in any method of accounting or accounting practice of any Group Company, except as required by GAAP or as disclosed in the notes to the Financial Statements;

(g) change in any Group Company’s cash management practices or policies, practices and procedures with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts, accrual of accounts receivable, inventory control, prepayment of expenses, payment of trade accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits;

(h) entry into or modification or amendment of any Material Contract;

(i) termination of a Contract that, if in existence on the date hereof, would have been a Material Contract;

(j) incurrence, assumption or guarantee of any indebtedness for borrowed money except unsecured current obligations and Liabilities incurred in the Ordinary Course of Business;

(k) transfer, assignment, sale or other disposition of a material amount of the assets shown or reflected in the Year-End Balance Sheet or cancellation of any debts;

(l) transfer, assignment or grant of any license or sublicense of any material rights under or with respect to any Company Intellectual Property or Company IP Agreements;

(m) material damage, destruction or loss (whether or not covered by insurance) to its property;

(n) any capital investment in, or any loan to, any other Person;

(o) acceleration, termination, material modification to or cancellation of any material Contract to which any Group Company is a party or by which it is bound;

(p) any material capital expenditures in excess of Ten Thousand Dollars ($10,000.00);

(q) imposition of any Encumbrance upon any Group Company’s properties, capital stock or assets, tangible or intangible;

(r) except as set forth on Section 5.8(r) of the Disclosure Schedule, (i) grant of any bonuses, whether monetary or otherwise, or increase in any wages, salary, severance, pension or other compensation or benefits in respect of its employees, officers, directors, independent contractors or consultants, other than as provided for in any written agreements or required by applicable Law, (ii) change in the terms of employment for any employee or any termination of any employees, or (iii) action to accelerate the vesting or payment of any compensation or benefit for any current or former employee, officer, director, independent contractor or consultant;

(s) except as set forth on Section 5.8(s) of the Disclosure Schedule, hiring or promoting any person except to fill a vacancy in the Ordinary Course of Business;

(t) except as set forth on Section 5.8(t) of the Disclosure Schedule, adoption, modification or termination of any: (i) employment, severance, retention or other agreement with any current or former employee, officer, director, independent contractor or consultant, (ii) Benefit Plan or (iii) collective bargaining or other agreement with a Union, in each case whether written or oral;

(u) except as set forth on Section 5.8(u) of the Disclosure Schedule, any loan to (or forgiveness of any loan to), or entry into any other transaction with, any of its shareholders, directors, officers and employees;

(v) entry into the settlement or compromise of any Action or any default or consent to entry of any judgment or admission of any liability with respect thereto;

(w) entry into a new line of business or abandonment or discontinuance of existing lines of business;

(x) adoption of any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law;

(y) promotional, sales, discount or other activity outside of the Ordinary Course of Business that has had, or would reasonably be expected to have, the effect of accelerating sales prior to the Closing that would otherwise be expected to occur subsequent to the Closing;

(z) purchase, lease or other acquisition of the right to own, use or lease any property or assets for an amount in excess of Ten Thousand Dollars ($10,000.00), individually (in the case of a lease, per annum) or Ten Thousand Dollars ($10,000.00) in the aggregate (in the case of a lease, for the entire term of the lease, not including any option term);

(aa) acquisition by merger or consolidation with, or by purchase of a substantial portion of the assets or stock of, or by any other manner, any business or any Person or any division thereof;

(bb) except as set forth on Section 5.8(bb) of the Disclosure Schedule, action by any Group Company to make, change or rescind any Tax election, amend any Tax Return or take any position on any Tax Return, take any action, omit to take any action or enter into any other transaction that would have the effect of increasing the Tax liability or reducing any Tax asset of Buyer in respect of any Post-Closing Tax Period; or

(cc) any Contract to do any of the foregoing, or any action or omission that, to the Company’s Knowledge, would result in any of the foregoing.

5.9 Material Contracts.

(a) Section 5.9(a) of the Disclosure Schedule lists each of the following Contracts to which a Group Company is a party or by which any Group Company is otherwise bound (each Contract set forth or required to be set forth on Section 5.9(a) of the Disclosure Schedule, a “Material Contract”), identified in such Section of the Disclosure Schedule by reference to the applicable subsection below:

(i) all Contracts involving aggregate payments to or from any Group Company in excess of One Hundred Thousand Dollars ($100,000.00) and which, in each case, cannot be cancelled by the applicable Group Company without penalty or without more than thirty (30) days’ notice;

(ii) all Contracts with suppliers pursuant to which any Group Company has paid more than One Hundred Thousand Dollars ($100,000.00)in the last twelve (12) months;

(iii) all Contracts with customers pursuant to which any Group Company has received more than One Hundred Thousand Dollars ($100,000.00) in the last twelve (12) months;

(iv) all Contracts that require any Group Company to purchase its total requirements of any product or service from a third party;

(v) all Contracts providing for a Group Company to be the exclusive provider of any product or service to any Person, or that otherwise involve the granting by any Person to a Group Company or a Group Company to any Person of exclusive rights of any kind;

(vi) all Contracts that provide for the assumption of any Tax, environmental or other similar Liability of any Person;

(vii) all Contracts that relate to the acquisition or disposition of any business, a material amount of stock or assets of any other Person or any real property (whether by merger, sale of stock, sale of assets or otherwise);

(viii) all broker, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising Contracts;

(ix) all Contracts with employees and independent contractors and consultants;

(x) except for Contracts relating to trade receivables, all Contracts relating to Indebtedness;

(xi) all franchise, construction, fidelity, performance and other bonds, guaranties in lieu of bonds and letters of credit posted by or on behalf of the Company;

(xii) all Contracts with any Governmental Authority;

(xiii) all Contracts that limit or purport to limit the ability of any Group Company to compete in any line of business or with any Person or in any geographic area or during any period of time, that impose restrictions on the ability of any Group Company to do business with any Person or hire or solicit any Person, or that restricts the right of any Group Company to sell to or purchase from any Person, or that grants the other party or any third person “most favored nation” status or any type of special discount rights, or grants any rights of first refusal, rights of first negotiation or similar rights to any Person;

(xiv) all Contracts pursuant to which a Group Company is the lessee or lessor of (A) any real property or (B) any tangible personal property and, in the case of clause (B), that involves an aggregate future or potential liability or receivable, as the case may be, in excess of Fifty Thousand Dollars ($50,000.00);

(xv) all Contracts for the sale or purchase of any real property, or for the sale or purchase of any tangible personal property in an amount in excess of Fifty Thousand Dollars ($50,000.00);

(xvi) all Contracts providing for indemnification to or from any Person and that was not entered into in the Ordinary Course of Business;

(xvii) all Contracts for any joint venture, partnership or similar arrangement by any Group Company;

(xviii) all collective bargaining agreements or Contracts with any Union;

(xix) all Contracts concerning the occupancy, management or operation of any Leased Real Property (including brokerage contracts);

(xx) all Contracts that provide any other Person with “most favored nation” or similar pricing or contain any special warranty, rebate arrangement, “take or pay” arrangement, mark-down or discount arrangement, agreement to take back or exchange goods, consignment arrangement or similar understanding with a customer or supplier of any Group Company;

(xxi) all powers of attorney granted by a Group Company to any Person for any purpose whatsoever;

(xxii) all Contracts by and between a Group Company, on the one hand, and any Affiliate of a Group Company, on the other hand;

(xxiii) all Contracts granting any rights of first refusal, rights of first negotiation or similar rights to any Person;

(xxiv) all Contracts that involve payments based, in whole or in part, on profits, revenues, fee income or other financial performance measures of any Group Company;

(xxv) any other Contract that is material to the Group Companies and not otherwise disclosed pursuant to this Section 5.9; and

(xxvi) any outstanding bids or quotations offered by a Group Company to a counterparty, which, if accepted, would constitute a Material Contract.

(b) Each Material Contract is valid and binding on the applicable Group Company in accordance with its terms and is in full force and effect. None of the Group Companies or, to the Company’s Knowledge, any other party thereto is in breach of or default under (or is alleged to be in breach of or default under) in any material respect, or has provided or received any notice of any intention to terminate, any Material Contract. No party to a Material Contract has exercised any termination rights with respect thereto or has given notice of any significant dispute with respect thereto. To the Company’s Knowledge, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any Material Contract or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder. Complete and correct copies of each Material Contract (including all modifications, amendments and supplements thereto and waivers thereunder) have been made available to Buyer.

(c) No Group Company is a party to any Contract that will bind Buyer or any of its Affiliates (other than the Group Companies) with respect to Buyer’s or Buyer’s Affiliates’ (other than the Group Companies) own customers, products or services or otherwise.

5.10 Real Property.

(a) No Group Company owns, directly or indirectly, or has ever owned, any real property, nor does any Group Company hold title to any real property.

(b) Section 5.10(b) of the Disclosure Schedule lists: (i) the street address of each parcel of real property leased or subleased by any Group Company, together with all buildings, structures and facilities located thereon (“Leased Real Property”); (ii) the landlord under the lease, the rental amount currently being paid, and the expiration of the term of such lease or sublease for each leased or subleased property; and (iii) the current use of such property. The Company has delivered or made available to Buyer true, complete and correct copies of any leases, subleases, or other occupancy agreements, and any amendments, guaranties or addendums thereto, including all notices exercising renewal, expansion or termination rights thereunder affecting the Leased Real Property. No Group Company is a sublessor or grantor under any sublease or other instrument granting to any other Person any right to the possession, lease, occupancy or enjoyment of any Leased Real Property. The use and operation of the Leased Real Property in the conduct of the Group Companies’ business as previously and currently conducted do not violate in any material respect any Law, covenant, condition, restriction, easement, license, permit or agreement with respect to the Leased Real Property. To the Company’s Knowledge, no material improvements constituting a part of the Leased Real Property encroach on real property owned or leased by a Person other than the Group Companies. There are no Actions pending nor, to the Company’s Knowledge, threatened against or affecting the Leased Real Property or any portion thereof or interest therein in the nature or in lieu of condemnation or eminent domain proceedings.

(c) The Company has made available to Buyer all title reports, surveys, title policies, environmental audits or reports, maintenance reports, permits and appraisals with respect to the Leased Real Property to the extent any of the foregoing are in the possession of the Company or the agents under its control.

(d) No Group Company has leased or sublet, as lessor, sublessor, licensor or the like, any of the Leased Real Property to any Person. The Leased Real Property has access, in all material respects, to public roads and utilities (including electricity, internet, sanitary and storm sewer, potable water and natural gas) sufficient for the conduct of Ordinary Course of Business of the Group Companies at the applicable location.

(e) The Leased Real Property constitutes all of the real property occupied by the Group Companies.

(f) The Leased Real Property is sufficient for the conduct of the Group Companies’ business. All buildings, structures and appurtenances comprising part of the Leased Real Property that are currently being used by the Group Companies are structurally sound and in satisfactory condition and have been reasonably maintained, normal wear and tear excepted. No Group Company has an obligation to restore any material amount of tenant build-out work on premises subject to the Leased Real Property to their condition at the start of the applicable lease or otherwise, whether on the date hereof or at the termination or expiration of the lease.

5.11 Personal Property; Sufficiency of Assets.

(a) Except as set forth on Section 5.11(a) of the Disclosure Schedule, each Group Company has good and marketable title to, or a valid and binding leasehold or license interest in, all of the tangible personal property and assets used by such Group Company (the “Personal Property”), free and clear of all Encumbrances other than Permitted Encumbrances. The Personal Property, together with all other properties and assets of the Group Companies, are sufficient for the continued conduct of the Group Companies’ Ordinary Course of Business after the Closing in substantially the same manner as conducted prior to the Closing and constitute all of the rights, property and assets necessary to conduct the Group Companies’ Ordinary Course of Business in such manner.

(b) The Personal Property is structurally sound, in good operating condition and repair, and adequate for the uses to which it is being put, and none of the Personal Property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost or in the Ordinary Course of Business.

5.12 Intellectual Property.

(a) As used herein:

(i)  “Company Intellectual Property” means all Intellectual Property that is owned or held for use by any Group Company that is material to the business of the Group Companies as presently conducted.

(ii)  “Company IP Agreements” means all licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, permissions and other Contracts (including any right to receive or obligation to pay royalties or any other consideration), whether written or oral, relating to Company Intellectual Property to which any Group Company is a party, beneficiary or otherwise bound.

(iii)  “Company IP Registrations” means all Company Intellectual Property that is subject to any issuance registration, application or other filing by, to or with any Governmental Authority or authorized private registrar in any jurisdiction, including registered trademarks, domain names and copyrights, issued and reissued patents and pending applications for any of the foregoing.

(iv)  “Intellectual Property” means all intellectual property and industrial property rights and assets, and all rights, interests and protections that are associated with, similar to, or required for the exercise of, any of the foregoing, however arising, pursuant to the Laws of any jurisdiction throughout the world, whether registered or unregistered, including any and all: (a) trademarks, service marks, trade names, brand names, logos, trade dress, design rights and other similar designations of source, sponsorship, association or origin, together with the goodwill connected with the use of and symbolized by, and all registrations, applications and renewals for, any of the foregoing; (b) internet domain names, whether or not trademarks, registered in any top-level domain by any authorized private registrar or Governmental Authority, web addresses, web pages, websites and related content, accounts with Twitter, Facebook and other social media companies and the content found thereon and related thereto, and URLs; (c) works of authorship, expressions, designs and design registrations, whether or not copyrightable, including copyrights, author, performer, moral and neighboring rights, and all registrations, applications for registration and renewals of such copyrights; (d) inventions, discoveries, trade secrets, business and technical information and know-how, databases, data collections and other confidential and proprietary information and all rights therein; (e) patents (including all reissues, divisionals, provisionals, continuations and continuations-in-part, re-examinations, renewals, substitutions and extensions thereof), patent applications, and other patent rights and any other Governmental Authority-issued indicia of invention ownership (including inventor’s certificates, petty patents and patent utility models); (f) Software; (g) semiconductor chips and mask works; (h) all other intellectual property rights throughout the world relating to the foregoing, including the right, if any, to sue for all past infringements of the Company Intellectual Property, both at common law and under the statutes of the United States or any other country.

(v)  “Software” means any and all (a) computer programs, including any and all software implementations of algorithms, heuristics, models and methodologies, whether in source code or object code, (b) testing, validation, verification and quality assurance materials, (c) databases, conversions, interpreters and compilations, including any and all data and collections of data, whether machine readable or otherwise, (d) descriptions, schematics, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, (e) all documentation, including user manuals, web materials and architectural and design specifications and training materials, relating to any of the foregoing, (f) software development processes, practices, methods and policies recorded in permanent form, relating to any of the foregoing, and (g) performance metrics, sightings, bug and feature lists, build, release and change control manifests recorded in permanent form, relating to any of the foregoing.

(b) Section 5.12(b) of the Disclosure Schedule lists all (i) Company IP Registrations and (ii) Company Intellectual Property, including Software, that are not registered but that are material to the Group Companies’ business or operations. All required filings and fees related to the Company IP Registrations have been timely filed with and paid to the relevant Governmental Authorities and authorized registrars, and all Company IP Registrations are otherwise in good standing. The Company has provided Buyer with true and complete copies of file histories, documents, certificates, office actions, correspondence and other materials related to all Company IP Registrations.

(c) Section 5.12(c) of the Disclosure Schedule lists all Company IP Agreements. The Company has provided Buyer with true and complete copies of all such Company IP Agreements, including all modifications, amendments and supplements thereto and waivers thereunder. Each Company IP Agreement is valid and binding on the applicable Group Company in accordance with its terms and is in full force and effect. Neither any Group Company nor any other party thereto is in breach of or default under (or is alleged to be in breach of or default under), or has provided or received any notice of breach or default of or any intention to terminate, any Company IP Agreement.

(d) A Group Company is the sole and exclusive legal and beneficial, and with respect to the Company IP Registrations, record, owner of all right, title and interest in and to the Company Intellectual Property, and has the valid right to use all other Intellectual Property used in or necessary for the conduct of the Group Companies’ current business or operations, in each case, except as set forth on Section 5.12(d) of the Disclosure Schedule, free and clear of Encumbrances other than Permitted Encumbrances.

(e) The consummation of the transactions contemplated hereunder will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, any Group Company’s right to own, use or hold for use any Intellectual Property as owned, used or held for use in the conduct of the Company’s business or operations as currently conducted.

(f) The Group Companies’ rights in the Company Intellectual Property are valid, subsisting and enforceable. Each Group Company has taken all reasonable steps to maintain the Company Intellectual Property and to protect and preserve the confidentiality of all trade secrets included in the Company Intellectual Property.

(g) The conduct of the Group Companies’ business as currently and formerly conducted, and the products, processes and services of the Group Companies, have not infringed, misappropriated, diluted or otherwise violated, and do not and will not infringe, dilute, misappropriate or otherwise violate the Intellectual Property or other rights of any Person. To the Company’s Knowledge, no Person has infringed, misappropriated, diluted or otherwise violated, or is currently infringing, misappropriating, diluting or otherwise violating, any Company Intellectual Property.

(h) There are no Actions (including any oppositions, interferences, office actions, or re-examinations) settled, pending or, to the Company’s Knowledge, threatened (including in the form of offers to obtain a license): (i) alleging any infringement, misappropriation, dilution or violation of the Intellectual Property of any Person by any Group Company; (ii) challenging the validity, enforceability, registrability or ownership of any Company Intellectual Property or any Group Company’s rights with respect to any Company Intellectual Property; or (iii) by any Group Company or any other Person alleging any infringement, misappropriation, dilution or violation by any Person of the Company Intellectual Property. No Group Company is subject to any outstanding or prospective Governmental Order (including any motion or petition therefor) that does or would restrict or impair the use of any Company Intellectual Property.

(i) The computer, information technology and data processing systems, facilities and services used by any Group Company, including all software, hardware, networks, communications facilities, platforms and related systems and services in the custody or control of a Group Company (collectively, “Systems”), are reasonably sufficient for each applicable Group Company’s Ordinary Course of Business. To the Company’s Knowledge, there has been no unauthorized access, use, intrusion, or breach of security, or material failure, breakdown, performance reduction or other adverse event affecting any Systems that would necessitate that the Company notify a third person of such unauthorized access or that has caused or would reasonably be expected to cause any substantial disruption to the use of such Systems or the Group Companies’ business or operations, or any material loss or harm to the Group Companies or the Group Companies’ personnel, property, or other assets. The Group Companies have implemented all critical security patches provided by third party licensors for the Systems. The Group Companies maintain policies and procedures regarding data security and privacy that are commercially reasonable in light of the size of the Group Companies and the industry in which they operate and in material compliance with Law. To the Company’s Knowledge, there has been no material security breach relating to, violation of any security policy regarding, or unauthorized access or unauthorized use of, the Systems.

5.13 Accounts Receivable; Accounts Payable.

(a) The accounts receivable reflected on the Interim Balance Sheet and the accounts receivable arising after the date thereof (a) have arisen from bona fide transactions entered into by the applicable Group Company involving the sale of goods or the rendering of services in the Ordinary Course of Business; (b) constitute only valid, undisputed claims of the applicable Group Company not, subject to claims of set-off or other defenses or counterclaims other than normal cash discounts accrued in the Ordinary Course of Business; and (c) subject to a reserve for bad debts shown on the Interim Balance Sheet or, with respect to accounts receivable arising after the Interim Balance Sheet Date, on the accounting records of the applicable Group Company, are collectible in full within ninety (90) days after billing. The reserve for bad debts shown on the Interim Balance Sheet or, with respect to accounts receivable arising after the Interim Balance Sheet Date, on the accounting records of the applicable Group Company have been determined in accordance with GAAP, consistently applied, subject to normal adjustments and the absence of disclosures normally made in footnotes. To the Knowledge of the Company, no account debtor has refused or threatened to refuse to pay its obligations for any reason, no account debtor is insolvent or bankrupt, and, except as set forth on Section 5.13(a) of the Disclosure Schedule and/or to the extent a Permitted Encumbrance, no account receivable is pledged to any third party.

(b) The accounts payable reflected on the Interim Balance Sheet and arising after the date thereof have arisen from bona fide transactions entered into by the applicable Group Company in the Ordinary Course of Business. No Group Company has written-off or reversed any accounts payable or liability reserves in a manner inconsistent with prior practice. The accrued expenses reflected on the Interim Balance Sheet or accrued after the date thereof have arisen from bona fide transactions entered into by the applicable Group Company in the Ordinary Course of Business

5.14 Customers, Suppliers.

(a) Section 5.14(a) of the Disclosure Schedule sets forth a list of the ten (10) largest customers (“Material Customers”) of the Group Companies, as measured by the dollar amount of revenues recognized by the Company, during the twelve (12) month period ended December 31, 2019 and the twelve (12) month period ended December 31, 2020, showing the amount of revenues recognized by the Group Companies from such customer during each such period. To the Knowledge of the Company, there are no bankruptcies filed by, on behalf of, or against any Material Customer.

(b) Section 5.14(b) of the Disclosure Schedule sets forth a list of all Contracts with Material Customers which are the subject of an ongoing competitive bidding process, or for which the Company has been notified or informed in writing or, to the Knowledge of the Company, orally, that it will be the subject of a competitive bidding process within twelve (12) months after the date of this Agreement.

(c) Section 5.14(c) of the Disclosure Schedule sets forth a list of the ten (10) largest suppliers (“Material Suppliers”) of the Group Companies, as measured by the dollar volume of purchases from such suppliers, during the twelve (12) month period ended December 31, 2019 and the twelve (12) month period ended December 31, 2020, showing the amount of payments made by the Group Companies to each such supplier during each such period. To the Knowledge of the Company, there are no bankruptcies filed by, on behalf of, or against any Material Supplier. There are no suppliers of products or services to the Company that are material to the Group Companies’ business with respect to which practical alternative sources of supply are not available on comparable terms and conditions in the marketplace.

(d) No Group Company has received notice from any Material Customer or Material Supplier that such Material Customer or Material Supplier will, and, to the Company’s Knowledge, no Material Customer or Material Supplier intends to or is considering terminating, cancelling, discontinuing, reducing, materially changing the terms (e.g., related to payment, price, quantity of business) of, or otherwise adversely modifying, in each case in any material respect, its volume or type of business with the Group Companies, whether as a result of any of the transaction described in this Agreement or otherwise. No Group Company is, or has during the past twelve (12) months been, involved in any material claim, dispute or controversy with any Material Customer or any Material Supplier.

5.15 Insurance.

Section 5.15 of the Disclosure Schedule sets forth a true and complete list of all current policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, directors’ and officers’ liability, fiduciary liability and other casualty and property insurance maintained by the Group Companies or any of its Affiliates (including the Shareholders) relating to the assets, business, operations, employees, officers and directors of the Group Companies (collectively, the “Insurance Policies”) and true and complete copies of the Insurance Policies have been made available to Buyer. The Insurance Policies are in full force and effect and shall, except to the extent cancelled, modified or other amended at or following the Closing at the direction of Buyer, remain in full force and effect following the consummation of the Transactions. No Group Company has received any notice of cancellation of, premium increase with respect to, or alteration of coverage under, any of the Insurance Policies. All premiums due on the Insurance Policies have either been paid or, if due and payable prior to Closing, will be paid prior to Closing in accordance with the payment terms of each Insurance Policy. No Group Company has any liability due for any retrospective premium adjustment, audit premium adjustment, experience based liability or loss sharing cost adjustment under any of the Insurance Policies. All the Insurance Policies (a) are valid and binding in accordance with their terms; (b) are provided by carriers who are financially solvent; and (c) have not been subject to any lapse in coverage. There are no claims related to the business of the Group Companies pending under any the Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. No Group Company is in default under, and has not otherwise failed to comply with, in any material respect, any provision contained in any the Insurance Policy. The Insurance Policies are in the amounts customarily carried by Persons conducting a business similar in size and type to the Group Companies and are sufficient for compliance with all applicable Laws and Contracts to which any Group Company is a party or by which it is bound.

5.16 Legal Proceedings; Governmental Orders.

(a) Section 5.16(a) of the Disclosure Schedule identifies and provides a summary of the status and material claims involved in each Action that is currently or the past five (5) years was pending, or, to the Company’s Knowledge, threatened against or by any Group Company (or any of its Representatives with respect to their business activities on behalf of any Group Company) affecting any of its properties or assets. Except as set forth in such Section 5.16(a) of the Disclosure Schedule, the Group Companies have insurance that will cover all Losses that may be incurred by any Group Company in connection with each such pending Action.

(b) There are no Actions pending or, to the Company’s Knowledge, threatened against or by any Group Company that challenges or seeks to prevent, enjoin or otherwise delay the Transactions. To the Company’s Knowledge, no event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action.

(c) There are no, nor in the past five (5) years have there been any, outstanding Governmental Orders and no unsatisfied judgments, penalties or awards against any Group Company (or any of its Representatives with respect to their business activities on behalf of the Group Companies) or any of its properties or assets. No event has occurred or circumstances exist that may constitute or result in (with or without notice or lapse of time) a violation of any such Governmental Order.

5.17 Compliance With Laws; Permits.

(a) Each Group Company has been in compliance in all material respects with all applicable Laws. No Group Company has been charged with and, to the Knowledge of the Company, is not now under investigation with respect to, a violation of any Law. No Group Company has received any communication during the past five (5) years from a Governmental Authority that alleges that any Group Company is not in compliance with any Law.

(b) The Group Companies (i) hold, and are in compliance in all material respects with the terms of, all Permits that are required to enable the Group Companies to conduct their business, all of which are listed on Section 5.17(b) of the Disclosure Schedule, (ii) have not received any notice of the institution of any Action to revoke any such Permits or alleging that any Group Company fails to hold such Permits, (iii) have not received any notice that any loss or expiration of any Permit is pending, other than expiration in accordance with the terms thereof, and (iv) have no knowledge of any threatened or reasonably foreseeable loss or expiration of any Permit, other than expiration in accordance with the terms thereof. The Permits are valid and in full force and effect and none of the Permits will be terminated or impaired or become terminable as a result of the Transactions.

5.18 Environmental Matters.

(a) As used herein:

(i)  “Environmental Claim” means any Action, Governmental Order, lien, fine, penalty, or, as to each, any settlement or judgment arising therefrom, by or from any Person alleging liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) of any Group Company arising out of, based on or resulting from: (a) the presence, Release of, or exposure to, any Hazardous Materials; or (b) any actual or alleged non-compliance with any Environmental Law or term or condition of any Environmental Permit.

(ii)  “Environmental Law” means any applicable Law, and any Governmental Order or binding agreement with any Governmental Authority: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials. The term “Environmental Law” includes, without limitation, the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.

(iii)  “Environmental Notice” means any written directive, notice of violation or infraction, or other notice by or from any Person received by any Group Company alleging or asserting an Environmental Claim relating to actual or alleged non-compliance with any Environmental Law or any term or condition of any Environmental Permit.

(iv)  “Environmental Permit” means any Permit, letter, clearance, consent, waiver, closure, exemption, decision or other action required under or issued, granted, given, authorized by or made pursuant to Environmental Law.

(v)  “Hazardous Materials” means all pollutants, contaminants, wastes, hazardous or toxic substances or materials, including all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5, toxic mold, asbestos and asbestos-containing materials, ignitable, reactive or corrosive substances, by-products, process intermediate products or wastes, petroleum or petroleum fractions and products, lead-containing paint, urea-formaldehyde insulation, polychlorinated biphenyls, radon, chemical liquids or solids, liquid or gaseous products, or any constituent of any such substance or waste, the use, handling or disposal of which by any Group Company could reasonably be expected to result in liability under any applicable Environmental Law or that is or is defined as hazardous, toxic or injurious by, or regulated as such under, any Law or is in any way governed by or subject to any applicable Environmental Laws.

(vi)  “Release” means any release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including, without limitation, ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata or within any building, structure, facility or fixture).

(b) Each Group Company is currently and has been in material compliance with all Environmental Laws and no Group Company has received from any Person any: (i) Environmental Notice or Environmental Claim; or (ii) written request for information pursuant to Environmental Law, which, in each case, either remains pending or unresolved, or is the source of ongoing obligations or requirements as of the Closing Date. Each Group Company has all Environmental Permits required for the conduct of the Group Companies’ business in the Ordinary Course of Business under applicable Environmental Laws and is in compliance in all material respects with all terms and conditions of such Environmental Permits and all applicable Environmental Laws.

(c) There has been no Release of Hazardous Materials in contravention of Environmental Law with respect to the business or assets of any Group Company or any real property currently or formerly owned, operated or leased by any Group Company, and no Group Company has received an Environmental Notice that any real property currently or formerly owned, operated or leased in connection with the business of a Group Company (including soils, groundwater, surface water, buildings and other structure located on any such real property) has been contaminated with any Hazardous Material which could reasonably be expected to result in an Environmental Claim against, or a violation of Environmental Law or term of any Environmental Permit by any Group Company.

(d) No Group Company has retained or assumed, by contract or operation of Law, any liabilities or obligations of third parties under Environmental Law.

(e) The Company has provided or otherwise made available to Buyer: (i) any and all environmental reports, studies, audits, records, sampling data, site assessments, risk assessments and other similar documents with respect to the business or assets of any Group Company or any currently or formerly owned, operated or leased real property which are in the possession or control of any Group Company related to compliance with Environmental Laws, Environmental Claims or an Environmental Notice or the Release of Hazardous Materials by the Group Companies; and (ii) any and all material documents concerning planned or anticipated capital expenditures required to reduce, offset, limit or otherwise control Hazardous Materials or otherwise ensure compliance with current or future Environmental Laws by the Group Companies (including, without limitation, costs of remediation, pollution control equipment and operational changes).

5.19 Employee Benefit Matters.

(a) Section 5.19(a) of the Disclosure Schedule contains a true and complete list of each pension, benefit, retirement, compensation, profit-sharing, deferred compensation, incentive, performance award, phantom equity, stock or stock-based, change in control, retention, severance, vacation, paid time off, fringe-benefit and other similar agreement, plan, policy, program or arrangement (and any amendments thereto), in each case whether or not reduced to writing and whether funded or unfunded, including each “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder (“ERISA”), whether or not tax-qualified and whether or not subject to ERISA, which is or has been maintained, sponsored, contributed to, or required to be contributed to by any Group Company or any other Person that, together with any Group Company, would be treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code (an “ERISA Affiliate”) for the benefit of any current or former employee, officer, director, retiree, independent contractor or consultant of any Group Company or its ERISA Affiliates or any spouse or dependent of such individual, or under which any Group Company or any of its ERISA Affiliates has or may have any Liability, or with respect to which Buyer or any of its Affiliates would reasonably be expected to have any Liability, contingent or otherwise (as listed on Section 5.19(a) of the Disclosure Schedule, each, a “Benefit Plan”).

(b) With respect to each Benefit Plan, the Company has made available to Buyer accurate, current and complete copies of each of the following: (i) where the Benefit Plan has been reduced to writing, the plan document together with all amendments; (ii) where the Benefit Plan has not been reduced to writing, a written summary of all material plan terms; (iii) where applicable, copies of any trust agreements or other funding arrangements, custodial agreements, insurance policies and contracts, administration agreements and similar agreements, and investment management or investment advisory agreements, now in effect or required in the future as a result of the Transactions or otherwise; (iv) copies of any summary plan descriptions, summaries of material modifications, employee handbooks and any other written communications (or a description of any oral communications) relating to any Benefit Plan; (v) in the case of any Benefit Plan that is intended to be qualified under Section 401(a) of the Code, a copy of the most recent favorable determination, opinion or advisory letter from the Internal Revenue Service; (vi) in the case of any Benefit Plan for which a Form 5500 is required to be filed, copies of the three most recently filed Forms 5500, with schedules attached; (vii) the financial statements and/or actuarial valuations and reports related to any Benefit Plans with respect to the two most recently completed plan years, and a current estimate of accrued and anticipated liabilities thereunder; (viii) copies of material notices, letters or other correspondence with respect to the registration, maintenance or qualification requirements applicable to a Benefit Plan from any Governmental Authority, including, without limitation, the Internal Revenue Service, Department of Labor or Pension Benefit Guaranty Corporation relating to the Benefit Plan; (ix) copies of material notices, letters or other correspondence with respect to any Benefit Plan which have been issued, delivered or otherwise made available to participants of such Benefit Plan, including, without limitation in connection with the Pre-Closing Reorganization; and (x) the three most recent, annual nondiscrimination tests for each Benefit Plan for which such nondiscrimination tests are required by applicable Law.

(c) Each Benefit Plan has been established, administered and maintained in accordance with its terms and in compliance with all applicable Laws (including ERISA and the Code). Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code (a “Qualified Benefit Plan”) is so qualified and has received a favorable and current determination letter from the Internal Revenue Service, or with respect to a prototype plan, can rely on an opinion letter from the Internal Revenue Service to the prototype plan sponsor, to the effect that such Qualified Benefit Plan is so qualified and that the plan and the trust related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and nothing has occurred that could reasonably be expected to cause the revocation of such determination letter from the Internal Revenue Service or the unavailability of reliance on such opinion letter from the Internal Revenue Service, as applicable, nor has such revocation or unavailability been threatened. Nothing has occurred with respect to any Benefit Plan that has subjected or could reasonably be expected to subject any Group Company or, with respect to any period on or after the Closing Date, Buyer or any of its Affiliates, to a penalty under Section 502 of ERISA or to tax or penalty under Section 4975 of the Code. All benefits, contributions and premiums relating to each Benefit Plan have been timely paid in accordance with the terms of such Benefit Plan and all applicable Laws and accounting principles, and all benefits accrued under any unfunded Benefit Plan have been paid, accrued or otherwise adequately reserved to the extent required by, and in accordance with, GAAP. Each Group Company has timely filed all requisite governmental reports (which were true, correct and complete as of the date filed), including any required audit reports, and has properly and timely filed, distributed, and delivered or posted all notices, communications and reports to employees required to be filed, distributed, delivered or posted with respect to the Benefit Plans.

(d) Neither any Group Company nor any of its ERISA Affiliates has ever sponsored, maintained, or contributed to any (i) Benefit Plan that is or was subject to Title IV of ERISA or Section 302 of ERISA or Section 412 of the Code; (ii) “multiemployer plan” within the meaning of Section 3(37) of ERISA; (iii) “multiple employer plan” within the meaning of Section 413(c) of the Code; or (iv) “funded welfare plan” within the meaning of Section 419 of the Code.

(e) No provision of any Benefit Plan or collective bargaining agreement could reasonably be expected to result in any limitation on Buyer or any of its Affiliates from amending or terminating any Benefit Plan prior to or after the Closing and without incurring any expenses (including, but not limited to, loads, surrender fees, termination or deferred sales charges imposed with respect to insurance products or other financial products used to fund such Benefit Plans), other than reasonable administrative expenses in connection with such termination. No Group Company has any commitment or obligation and has not made any representations to any employee, officer, director, independent contractor or consultant, whether or not legally binding, to adopt, amend or modify any Benefit Plan or any collective bargaining agreement, in connection with the consummation of the Transactions or otherwise.

(f) No Benefit Plan provides health benefits (whether or not insured) with respect to employees or former employees (or any of their beneficiaries) of any Group Company or any of its ERISA Affiliates after retirement or other termination of service (other than coverage or benefits (i) required to be provided under Part 6 of Subtitle B of Title I of ERISA or any similar state continuation coverage Laws or (ii) the full cost of which is borne by the employee or former employee (or any of their beneficiaries)).

(g) There is no pending or, to Company’s Knowledge, threatened Action relating to a Benefit Plan (other than routine claims for benefits), and no Benefit Plan has within the three years prior to the date hereof been the subject of an examination or audit by a Governmental Authority or the subject of an application or filing under or is a participant in, an amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Authority.

(h) Each Benefit Plan that is subject to Section 409A of the Code has been maintained and operated in compliance with such section and all applicable regulatory guidance (including notices, rulings and proposed and final regulations), and no amounts deferred under any such plan is, or upon vesting will be, subject to the interest and additional Tax set forth under Section 409A(a)(1)(B) of the Code. Neither any Group Company nor any of its ERISA Affiliates has any indemnity or gross-up obligation to any service provider for any Taxes or penalties imposed under Sections 4999 or 409A of the Code.

(i) Each individual who is classified by a Group Company as an independent contractor has been properly classified for purposes of participation and benefit accrual under each Benefit Plan.

(j) Except as set forth on Section 5.19(j) of the Disclosure Schedule, neither the execution of this Agreement nor any of the Transactions will (either alone or upon the occurrence of any additional or subsequent events): (i) entitle any current or former director, officer, employee, independent contractor or consultant of any Group Company or any of its ERISA Affiliates to severance pay or any other payment; (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation due to any such individual; (iii) limit or restrict the right of any Group Company to merge, amend or terminate any Benefit Plan; (iv) increase the amount payable under or result in any other material obligation pursuant to any Benefit Plan; (v) result in the failure of any Benefit Plan to comply with or be administered in accordance with its terms or applicable Law (including, without limitation, ERISA or the Code), or (vii) result in any amount paid or payable by any Group Company (or by any of its Affiliates or by any Person who acquires ownership or effective control of a Group Company or ownership of a substantial portion of the Group Companies’ assets (within the meaning of section 280G of the Code)): (A) constituting an “excess parachute payment” within the meaning of Code Section 280G or Code Section 4999, or (B) being not deductible by any Group Company by reason of Code Section 280G.

5.20 Employment Matters.

(a) Section 5.20(a) of the Disclosure Schedule contains a list of all persons who are employees, independent contractors or consultants of any Group Company as of the date hereof, including any employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, and sets forth for each such individual the following: (i) name; (ii) title or position (including whether full or part time); (iii) hire date; (iv) current annual base compensation rate; (v) commission, bonus or other incentive-based compensation; and (vi) a description of the fringe benefits provided to each such individual as of the date hereof. Except as set forth in Section 5.20(a) of the Disclosure Schedule, as of the Closing Date, all compensation, including wages, commissions and bonuses, payable and due to employees, independent contractors or consultants of any Group Company for services performed on or prior to the Closing Date have been paid in full and there are no outstanding agreements, understandings or commitments of any Group Company with respect to any compensation, commissions or bonuses.

(b) Except as set forth in Section 5.20(b) of the Disclosure Schedule, no Group Company is, or has been, a party to, bound by, or negotiating any collective bargaining agreement or other Contract with a union, works council or labor organization (collectively, “Union”), and there is not, and has not been, any Union representing or purporting to represent any employee of any Group Company, and, to the Company’s Knowledge, no Union or group of employees is seeking or has sought to organize employees for the purpose of collective bargaining. There has never been any threat of, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor disruption or dispute affecting any Group Company or any of its employees. No Group Company has any duty to bargain with any Union.

(c) Each Group Company is and has been in compliance in all material respects with all applicable Laws pertaining to employment and employment practices, including all Laws relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence and unemployment insurance. All individuals characterized and treated by a Group Company as independent contractors or consultants are properly treated as independent contractors under all applicable Laws. All employees classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified. There are no Actions against any Group Company pending, or to the Company’s Knowledge, threatened to be brought or filed, by or with any Governmental Authority or arbitrator or arbitration association in connection with the employment of any current or former applicant, employee, consultant, or independent contractor of any Group Company, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, wage and hours or any other employment related matter arising under applicable Laws.

(d) Each Group Company has complied with the federal Worker Adjustment and Retraining Notification Act of 1988, and similar state, local and foreign laws related to plant closings, relocations, mass layoffs and employment losses (the “WARN Act”) and it has no plans to undertake any action in the future that would trigger the WARN Act. To the extent that the WARN Act does apply, each Group Company shall provide the notices required by the WARN Act.

(e) To the Knowledge of the Company, no Key Employee intends to terminate his or her employment.

5.21 Taxes.

(a) All Tax Returns required to be filed on or before the Closing Date by any Group Company have been, or will be, timely filed (subject to all periods of extension granted prior to the date hereof). Such Tax Returns are, or when filed will be, true, complete and correct in all respects. All Taxes due and owing by any Group Company (whether or not shown on any Tax Return) have been, or will be, timely paid by such Group Company prior to the Closing. All estimated Taxes required to be paid by or with respect to any Group Company have been, or will be, timely paid prior to the Closing. Except as set forth on Section 5.21(a) of the Disclosure Schedule, no Group Company is currently the beneficiary of any extension of time within which to file any Tax Return.

(b) Each Group Company has withheld and paid each Tax required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, customer or shareholder, and complied with all information reporting and backup withholding provisions of applicable Law. Each employee and independent contractor of any Group Company has been property classified by such Group Company for purposes of applicable Law.

(c) The Group Companies have not received any notice from any Governmental Authority with regard to any claim being made by any taxing authority in any jurisdiction where any Group Company does not file Tax Returns that it is, or may be, subject to Tax by that jurisdiction. Section 5.21(c) of the Disclosure Schedule sets forth each state, county, local municipal, domestic or foreign jurisdiction or Governmental Authority in or with which any Company (i) files a Tax Return, (ii) is registered for any Tax purpose, (iii) treats itself as liable for any Tax on a “nexus” basis, (iv) is qualified to do business, (v) owns or regularly uses property on anything other than a transient basis, or (vi) has any employee or in which any employee is regularly present.

(d) No extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes of any Group Company.

(e) The amount of the Group Companies’ Liability for unpaid Taxes for all periods ending on or before December 31, 2020 does not, in the aggregate, exceed the amount of accruals for Taxes (excluding reserves for deferred Taxes) reflected on the Financial Statements (and not in any notes thereto). The amount of the Group Companies’ Liability for unpaid Taxes for all periods following the end of the recent period covered by the Financial Statements has occurred in accordance with the past custom and practice of the Group Companies.

(f) Section 5.21(f) of the Disclosure Schedule sets forth:

(i) the taxable years of each Group Company as to which the applicable statutes of limitations on the assessment and collection of Taxes have not expired;

(ii) those years for which examinations by the taxing authorities have been completed; and

(iii) those taxable years for which examinations by taxing authorities are presently being conducted.

(g) All deficiencies asserted, or assessments made, against any Group Company as a result of any examinations by any taxing authority have been fully paid.

(h) No Group Company is a party to any Action by any taxing authority. There are no pending or, to the Knowledge of the Company, threatened Actions by any taxing authority.

(i) The Company has delivered to Buyer copies of all federal, state, local and foreign income, franchise and similar Tax Returns, examination reports, and statements of deficiencies assessed against, or agreed to by, any Group Company for all Tax periods ending after December 31, 2015.

(j) There are no Encumbrances for Taxes (other than for current Taxes not yet due and payable) upon the assets of any Group Company.

(k) No Group Company is a party to, or bound by, any Tax indemnity, Tax-sharing or Tax allocation agreement.

(l) No Group Company is a party to, or bound by, any closing agreement or offer in compromise with any taxing authority.

(m) No private letter rulings, technical advice memoranda or similar agreement or rulings have been requested, entered into or issued by any taxing authority with respect to any Group Company.

(n) The Group Companies are members of an affiliated group within the meaning of Section 1504(a) of the Code, and they join in the filing of consolidated federal income Tax Returns the parent corporation of which is the Company, and no other Person is or, except for the Excluded Entities, was at any time a member of such affiliated group or joins or, except for the Excluded Entities, has joined in the filing of consolidated federal income Tax Returns with the Company. Except as contemplated by the foregoing sentence, no Group Company has been a member of any other affiliated, combined, consolidated or unitary Tax group for Tax purposes. No Group Company has any Liability for Taxes of any Person (other than the Group Companies) under Treasury Regulations Section 1.1502-6 (or any corresponding provision of state, local or foreign Law), as transferee or successor, by contract or otherwise.

(o) No Group Company has agreed to make, nor is it required to make, any adjustment under Sections 481(a) or 263A of the Code or any comparable provision of state, local or foreign Tax Laws by reason of a change in accounting method, as a result of the Transactions or otherwise. No Group Company has taken any action that could defer a Liability for Taxes of any Group Company from any Pre-Closing Tax Period to any Post-Closing Tax Period.

(p) No Group Company has been, nor will it be required hereunder to include any adjustment in taxable income for any Tax period (or portion thereof) pursuant to Section 481 of the Code or any comparable provision under state or foreign Tax laws as a result of accounting methods employed prior to the Closing, nor is any application pending with a Governmental Authority requesting permission for any changes in accounting methods that relate to the Group Companies. No Group Company will be required hereunder to include in income, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) “closing agreement” as described in Code section 7121 (or any corresponding or similar provision of state, local or foreign income Tax law), (ii) open transaction or installment disposition made on or prior to the Closing Date, (iii) intercompany transactions occurring at or prior to the Closing or any excess loss account in existence at Closing described in Treasury Regulations under Code section 1502 (or any corresponding or similar provision of state, local or foreign income Tax law), (iv) cash basis method of accounting or percentage of completion method of accounting, (v) income from the discharge of indebtedness that was deferred pursuant to the provisions of Code section 108(i), or (vi) prepaid amount received on or prior to the Closing Date.

(q) No Group Company is, nor has it been, a “United States real property holding corporation” (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(a) of the Code.

(r) No Group Company has been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Code (including any distribution that could otherwise constitute part of a “plan” or “series of related transactions” within the meaning of section 355(e) of the Code in conjunction with the Transactions). No Group Company has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 361 of the Code

(s) No Group Company has consummated or participated in, nor is it currently participating in, any transaction which was or is a “tax shelter” transaction as defined in Sections 6662 or 6111 of the Code or the Treasury Regulations promulgated thereunder. No Group Company has participated in, and is not currently participating in, a “Listed Transaction” or a “Reportable Transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulations Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar provision of state, local, or foreign law.

(t) There is currently no limitation on the utilization of net operating losses, capital losses, built-in losses, tax credits or similar items of any Group Company under Sections 269, 382, 383, 384 or 1502 of the Code and the Treasury Regulations thereunder (and comparable provisions of state, local or foreign Law).

(u) Section 5.23(u) of the Disclosure Schedule sets forth all foreign jurisdictions in which any Group Company is subject to Tax, is engaged in business or has a permanent establishment. No Group Company has entered into a gain recognition agreement pursuant to Treasury Regulations Section 1.367(a)-8. No Group Company has transferred an intangible the transfer of which would be subject to the rules of Section 367(d) of the Code.

(v) None of the assets of a Group Company is property that a Group Company is required to treat as being owned by any other person pursuant to the so-called “safe harbor lease” provisions of former Section 168(f)(8) of the Internal Revenue Code of 1954, as amended.

(w) Each Group Company is classified, and has at all times since the date of its formation been classified, as an association taxable as a corporation for United States federal, state and local income tax purposes.

5.22 [Reserved]

5.23 Certain Payments

. Each Group Company in material compliance with all applicable foreign, federal, state and local anti-bribery, anticorruption and anti-money laundering Laws, including the U.S. Foreign Corrupt Practices Act, as amended. None of the Group Companies nor any Representative thereof or any other Person authorized to act for or on behalf of any Group Company, has directly or indirectly, in violation of Law (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person, public or private, regardless of form, whether in money, property or services (i) to obtain favorable treatment in securing business, (ii) to pay for favorable treatment of business secured or (iii) to obtain special concessions or for special concessions already obtained, or (b) established or maintained any fund or asset that has not been recorded in the books and records of the Group Companies.

5.24  Warranty Obligations

. The Company has delivered to Buyer true and correct copies of all written warranties currently in effect covering the products and services of the Group Companies. All such written warranties are set forth in Contracts of the Group Companies and are customary with respect to both size and type for the industry in which the Group Companies operate.

5.25 Data Privacy and Security.

(a) The Group Companies’ Data Handling practices, including with respect to Sensitive Data, comply in all material respects with all Laws and contractual obligations, are, in any event, to the Knowledge of the Company reasonable, and are promulgated by the Group Companies for regular and consistent adherence in the conduct of its business. “Data Handling” means the collection, storage, processing, use, transmission, disclosure and securing of data. “Sensitive Data” means any data of a sensitive nature, including: (a) confidential information regarding the Group Companies’ products, services operations and clients; (b) nonpublic Personal Information, as defined under the Gramm-Leach-Bliley Act; (c) information required by any applicable law or industry requirement to be encrypted, masked or otherwise protected from disclosure; (d) government identifiers, such as Social Security or other tax identification numbers, driver’s license numbers and other government-issued identification numbers; (e) account, credit or debit card numbers, with or without any required security code, access code, personal identification number or password that would permit access to an individual’s financial account, and account information, including balances and transaction data; (f) user names, email addresses, passwords, or other credentials for accessing accounts; (g) any other sensitive information regarding individuals or their employment, family, health or financial status, such as medical records, salary, benefits, marital status and geolocation data; and (h) “Personal Data” as defined under the General Data Protection Regulation; and “Personal Information” as defined under the California Consumer Privacy Act.

(b) Sensitive Data are stored and transmitted in an encrypted manner, and Sensitive Data are not maintained by any Group Company for longer than is needed to conduct the Business, or as required by Laws or Contractual obligations. Sensitive Data is not transmitted or otherwise provided to a third party except by a secure, encrypted means.

(c) To the Knowledge of the Company, no Sensitive Data handled by any Group Company has been exposed, lost, inappropriately accessed, misappropriated or misused. To the Knowledge of the Company, (i) there have been no breaches of or lapses in the security of any IT systems or facilities of the Group Companies or of any communications means or interface with the Group Companies’ IT systems, and (ii) the Group Companies’ IT systems have not experienced any unpermitted intrusions or been adversely affected by any denial of service attacks. The Group Companies have not received any inquiries from or been subject to any audit or Action by any Governmental Authority regarding their collection, use, processing, storage, or transfer of Sensitive Data. The Group Companies have complied with their respective policies and procedures as to collection, use, processing, storage and transfer of Sensitive Data. No Action alleging a material violation of any individual’s privacy rights or the unauthorized access, use or disclosure of Sensitive Data has been asserted or, to the Company’s Knowledge, threatened to the Group Companies.  To Company’s Knowledge, there has not been a material violation by any Group Company of any individual’s privacy rights or any unauthorized access, use or disclosure by any Group Company of Sensitive Data.

(d) All data, including Sensitive Data, of the Group Companies will be available for Data Handling by the Group Companies following the Closing on substantially the same terms and conditions as existed immediately before the Closing.

5.26 Transactions with Related Persons. Except as set forth in Section 5.26 of the Disclosure Schedule (the items so disclosed, the “Related Party Transactions and Relationships”), neither of the Shareholders nor any Affiliate thereof:

(a) owns any direct or indirect interest of any kind in, or controls or has controlled, or is a manager, officer, director, shareholder, member or partner of, or consultant to, or lender to or borrower from or has the right to participate in the profits of, any Person which is a competitor, supplier, vendor, customer, landlord, tenant, creditor or debtor of a Group Company;

(b) owns or has an interest in, directly or indirectly, any property, asset or right used by any Group Company;

(c) owes any money to or is owed any money by any Group Company (other than accrued compensation in the case of employees of the Group Companies);

(d) provides goods or services to any Group Company (other than the employees and officers of the Group Companies);

(e) is a party to a Contract, or is involved in any business arrangement or other relationship, with any Group Company (whether written or oral)(other than in the capacity of a shareholder, member or equity holder of a Group Company and/or officer or employee of a Group Company);

(f) has pledged any assets, posted any letters of credit or guaranteed any obligations on behalf of any Group Company (nor has any Group Company pledged any assets, posted any letters of credit or guaranteed any obligations on behalf of any such Person); or

(g) has any claim or cause of action against any Group Company.

5.27 Brokers. Except as set forth in Section 5.27 of the Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions or any other transactions, whether past, present or future, based upon arrangements made by or on behalf of any Group Company or any Shareholder.

5.28 PPP Loans.

  The Group Companies maintain PPP Loans in the following amounts: (i) the Company – Ninety-Two Thousand Seven Hundred Dollars and 00/100 ($92,700.00); and (ii) ANS Advanced Network Services, LLC – Two Million Twenty-Three Thousand Nine Hundred Dollars and 00/100 ($2,023,900.00). The PPP Loans were obtained and proceeds of the PPP Loans were used, and any related contracts and agreements were entered into and performed, in accordance with all applicable Laws and the specific terms of the PPP Loans. All of the proceeds of the PPP Loans were used for the purposes and within the timeframes proscribed by the terms of the PPP Loans and applicable Law to qualify the entire PPP Loans for forgiveness. The Group Companies have completed and submitted the forgiveness application for the PPP Loans to the PPP Lenders.

ARTICLE 6

Representations and warranties of buyer

Buyer hereby represents and warrants to the Company and the Shareholder that the statements contained in this Article 6 are true and correct on the date hereof and shall be true and correct on the Closing Date as if made thereon.

6.1 Organization and Authority of Buyer. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Buyer has full corporate power and authority to enter into this Agreement and the other Transaction Documents to which Buyer is a party, to carry out its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery by Buyer of this Agreement and any other Transaction Document to which Buyer is a party, the performance by Buyer of its obligations hereunder and thereunder and the consummation by Buyer of the Transactions have been duly authorized by all requisite corporate action on the part of Buyer. This Agreement has been duly executed and delivered by Buyer, and (assuming due authorization, execution and delivery by the Shareholder and the Company) this Agreement constitutes a legal, valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms. When each other Transaction Document to which Buyer is or will be a party has been duly executed and delivered by Buyer (assuming due authorization, execution and delivery by each other party thereto), such Transaction Document will constitute a legal and binding obligation of Buyer enforceable against it in accordance with its terms.

6.2 No Conflicts; Consents

(a) . The execution and delivery by Buyer of this Agreement and each Transaction Document, and the performance by it of any actions contemplated hereunder or thereunder, does not and will not, directly or indirectly (with or without notice or lapse of time) (a) conflict with or violate any provision of the Governing Documents of Buyer, (b) require notice, consent or approval under, conflict with, violate, result in a breach of, result in the acceleration of material obligations, loss of a material benefit or increase in material Liabilities or fees under, create in any Person the right to terminate, cancel or modify, or cause or give rise to a default under (i) any provision of Law applicable to Buyer or (ii)  any Governmental Order issued with respect to or against Buyer, or (c) require a registration, filing, application, notice, consent, approval, order, qualification or waiver with, to or from any Governmental Authority.

6.3 Investment Purpose. Buyer will acquire the Shares solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof. Buyer understands that the Shares have not been registered under the Securities Act and cannot be sold unless subsequently registered under the Securities Act or pursuant to an exemption from the registration requirements thereof.

6.4 Legal Proceedings. There are no Actions pending or, to Buyer’s knowledge, threatened against or by Buyer or any Affiliate of Buyer that challenge or seek to prevent, enjoin or otherwise delay the Transactions.

6.5 Brokers. Except for such amounts as Buyer shall pay, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions or any other Transaction Document based upon arrangements made by or on behalf of Buyer.

6.6 Cash Resources. Buyer has sufficient cash resources or other sources of immediately available funds to pay the cash component of the Base Purchase Price at the Closing as contemplated by this Agreement.

6.7 Preferred Stock.

  The Preferred Stock being issued to the Shareholders in accordance herewith is being offered pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws for nonpublic offerings, and none of Charge Enterprises, Buyer or any authorized agent acting on their behalf will take any action hereafter that would cause the loss of such exemption. Subject to the terms and conditions of the Indemnity Holdback Pledge Agreement, the Preferred Stock to be issued by Charge Enterprises to the Shareholders hereunder will be duly and validly authorized at the time of issuance, and, when issued and delivered in accordance with this Agreement, will be duly and validly issued, fully paid, non-assessable and free and clear of any liens or encumbrances, with no restrictions on the voting rights or transfer thereof and other incidents of beneficial ownership pertaining thereto, in each case other than pursuant to the Certificate of Designation of Preferences, Rights and Limitations with regard to the Preferred Stock and applicable Law. At the time of issuance of the Preferred Stock, the common stock issuable upon conversion of the Preferred Stock will be duly and validly authorized and reserved for issuance and, when such common stock is issued and delivered upon conversion of the Preferred Stock in accordance with the Certificate of Designation of Preferences, Rights and Limitations with regard to the Preferred Stock, will be duly and validly issued, fully paid, non-assessable and free and clear of any liens or encumbrances, with no restrictions on the voting rights or transfer thereof and other incidents of beneficial ownership pertaining thereto, other than pursuant to applicable Law.

6.8  SEC Reports and Financial Statements.

(a) Charge Enterprises has filed all forms, reports and documents required to be filed by it with the SEC. A true and complete copy of each report, registration statement, and definitive proxy statement filed by Charge Enterprises with the SEC (the “Charge SEC Documents”) is available on the website maintained by the SEC at http://www.sec.gov. As of their respective filing dates, the Charge SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Charge SEC Documents.

(b) The financial statements of Charge Enterprises included in the Charge SEC Documents complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of Charge Enterprises and its consolidated subsidiaries as of the respective dates thereof and the consolidated results of Charge Enterprise’s operations and cash flows for the periods indicated (subject to, in the case of unaudited statements, to normal and recurring year-end audit adjustments).

 (c) The Charge SEC Documents do not contain any untrue statement of fact and do not omit any fact necessary to make the Charge SEC Documents not misleading.

  ARTICLE 7
 Covenants

7.1 Conduct of Business Prior to the Closing

. From the date hereof until the Closing, except as otherwise provided in this Agreement or consented to in writing by Buyer (which consent shall not be unreasonably withheld or delayed), each Group Company shall (a) conduct the business of the Group Companies in the Ordinary Course of Business; and (b) use all commercially reasonable efforts to maintain and preserve intact the current organization, business and franchise of the Group Companies and to preserve the rights, franchises, goodwill and relationships of its employees, customers, lenders, suppliers, regulators and others having business relationships with the Group Companies. Without limiting the foregoing, from the date hereof until the Closing Date, each Group Company shall:

(a) preserve and maintain all of its Permits, other than expiration in accordance with the terms thereof;

(b) pay its debts, Taxes and other obligations when due;

(c) not accelerate any receivables or delay paying any payables outside of the Ordinary Course of Business;

(d) not cancel or waive rights of substantial value;

(e) maintain the properties and assets owned, operated or used by it in the same condition as they were on the date of this Agreement, subject to reasonable wear and tear and in the Ordinary Course of Business;

(f) continue in full force and effect without modification all Insurance Policies and all Benefit Plans, except as required by applicable Law or as mutually consented to with Buyer in connection with the consummation of the Transactions;

(g) defend and protect its properties and assets from infringement or usurpation;

(h) perform all of its obligations under all Contracts relating to or affecting its properties, assets or business;

(i) maintain its books and records in accordance with past practice;

(j) comply in all material respects with all applicable Laws; and

(k) not take or permit any action that would cause any of the changes, events or conditions described in Section 5.8 to occur, except in the Ordinary Course of Business.

Notwithstanding anything in this Section 7.1 to the contrary, the Group Companies may distribute cash to the Shareholders to the extent that, after giving effect to such distribution, the amount obtained by subtracting the Estimated Closing Company Transaction Expenses from the Current Assets exceeds the Target NWC Amount. Without in any way limiting any party’s rights or obligations under this Agreement, the parties understand and agree that (i) nothing contained in this Agreement shall give Buyer, directly or indirectly, the right to control or direct the business operations of the Group Companies prior to the Closing and (ii) prior to the Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the operations of the business.

7.2 Access to Information

. Subject to appropriate restrictions on access to information that is subject to any enforceable confidentiality obligations imposed on the Group Companies by third party agreements and any applicable Law that restricts the Group Companies from disclosing information, from the date hereof for a period of no less than sixty (60) days, each Group Company shall (a) afford Buyer and its Representatives full and free access to and the right to, during normal business hours, inspect all of the properties, assets, premises, books and records, Contracts and other documents and data related to any Group Company; (b) furnish Buyer and its Representatives with such financial, operating and other data and information related to any Group Company as Buyer or any of its Representatives may reasonably request (including for Buyer to make a determination as to whether the conditions to Closing have been satisfied); and (c) instruct the Representatives of the Group Companies to reasonably cooperate with Buyer in its investigation of the Company. Any investigation pursuant to this Section 7.2 shall be conducted in such manner as not to interfere unreasonably with the conduct of the Group Companies’ business, which may include the Group Companies limiting the number of consecutive days during which any such investigation shall occur.

7.3 No Solicitation of Other Bids.

(a) From the date of this Agreement until the earlier of (x) termination of this Agreement pursuant to Article 11 and (b) the Closing Date, each Group Company and each Shareholder shall not, and shall not authorize or permit any of its Affiliates or any of its or their Representatives to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding an Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal. Each Group Company and each Shareholder shall immediately cease and cause to be terminated, and shall cause its Affiliates and all of its and their Representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could lead to, an Acquisition Proposal. For purposes hereof, “Acquisition Proposal” shall mean any inquiry, proposal or offer from any Person (other than Buyer or any of its Affiliates) concerning (A) a merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving any Group Company; (B) the issuance or acquisition of shares of capital stock or other equity securities of any Group Company; or (C) the sale, lease, exchange or other disposition of any significant portion of any Group Company’s properties or assets.

(b) In addition to the other obligations under this Section 7.3, each Group Company and Shareholder shall promptly (and in any event within three (3) Business Days after receipt thereof by a Group Company, its Affiliates, any Shareholder or their Representatives) advise Buyer orally and in writing of any Acquisition Proposal, any request for information with respect to any Acquisition Proposal, or any inquiry with respect to or which could reasonably be expected to result in an Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the Person making the same.

(c) Each Group Company and each Shareholder agrees that the rights and remedies for noncompliance with this Section 7.3 shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to Buyer and that money damages would not provide an adequate remedy to Buyer.

7.4 Notice of Certain Events.

(a) From the date hereof until the Closing, the Company shall promptly notify Buyer in writing of:

(i) any fact, circumstance, event or action the existence, occurrence or taking of which (A) has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (B) has resulted in, or could reasonably be expected to result in, any representation or warranty made by the Company or the Shareholder hereunder not being true and correct or (C) has resulted in, or could reasonably be expected to result in, the failure of any of the conditions set forth in Section 9.2 to be satisfied;

(ii) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions;

(iii) any notice or other communication from any Governmental Authority in connection with the Transactions; and

(iv) any Actions commenced or, to Company’s Knowledge, threatened against, relating to or involving or otherwise affecting the Company that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 5.18 or that relates to the consummation of the Transactions.

(b) Buyer’s receipt of information pursuant to this Section 7.4 shall not operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the Company or the Shareholder in this Agreement (including Section 10.2 and Section 11.1(b)) and shall not be deemed to amend or supplement the Disclosure Schedule.

7.5 Confidentiality.

(a) The Group Companies and Buyer agree that the Non-Disclosure Agreement (as defined in Section 12.6) by and between Buyer and the Company will continue in full force and effect and will be applicable to all “Confidential Information” (as defined in or contemplated by the Non-Disclosure Agreement) exchanged in connection with this Agreement and the Transactions in the manner contemplated by Section 12.6.

(b) From and after the Closing, each Shareholder shall, and shall cause their respective Affiliates to, hold, and shall use commercially reasonable efforts to cause their respective Representatives to hold, in confidence any and all information, whether written or oral, concerning the Group Companies (“Group Company Confidential Information”), except to the extent that such Shareholder can show that such information (a) is generally available to and known by the public through no fault of the Shareholder, any of his Affiliates or his respective Representatives; (b) is lawfully acquired by such Shareholder, any of his Affiliates or his respective Representatives from and after the Closing from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation; or (c) was or is independently developed by the Shareholder without reference to or use of, in whole or in part, any of such Group Company Confidential Information. If any Shareholder or any of his Affiliates or their respective Representatives are compelled to disclose any Group Company Confidential Information by judicial or administrative process or by other requirements of Law, such Shareholder shall promptly notify Buyer in writing and shall disclose only that portion of such information which such Shareholder is advised by its counsel in writing is legally required to be disclosed, provided that such Shareholder shall use commercially reasonable efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

7.6 Non-competition; Non-solicitation.

(a) For a period of three (3) years following the Closing (and in the case of Section 7.6(a)(v) as long as permitted by applicable Law) or one (1) year following the termination of employment with the Company, the Buyer, or any Affiliate thereof, as applicable, whichever occurs later, each Shareholder agrees that he shall not, directly or indirectly through any Person or any Affiliate thereof, entity or contractual arrangement:

(i) engage in the Business or any segment thereof anywhere in the world (the “Restricted Territory”), it being acknowledged by such Shareholder the Group Companies engage in the Business throughout the Restricted Territory;

(ii) except as set forth on Section 7.6(a)(ii) of the Disclosure Schedule, acquire, own, manage, operate, join, control, or participate in the ownership, management, operation or control of, consult with or perform services for, lend money or capital to, invest capital in, or be connected in any manner with, including, without limitation, as a partner or through stock ownership in, any business or Person that engages in the Business or any segment thereof anywhere in the Restricted Territory;

(iii) solicit, offer employment to or hire any individual that is an employee or consultant of a Group Company or otherwise induce or attempt to induce (whether for their own account or for the account of any other Person) any individual that is an employee or consultant of a Group Company to leave the employ of such Group Company; provided, however, that nothing in this Section 7.6(a)(iii) shall prohibit any such party from: (i) using general solicitations (including through search firms) not targeted at employees of the Group Companies, or employing any person who responds to such solicitation; (ii) hiring, employing or discussing employment with any person who contacts such party independently without any solicitations by such party or (iii) soliciting any person who has left the employment of the Group Companies at least twelve (12) months prior to such party soliciting such person;

(iv) induce or attempt to induce any customer, supplier, licensee or other business relation of a Group Company to cease doing business with such Group Company or in any way adversely interfere with the relationship between any such customer, supplier, licensee or business relation and the Group Companies; or

(v) disparage Buyer or any of its Affiliates (including, after the Closing, the Group Companies) in any way that could adversely affect the goodwill, reputation or business relationships of Buyer or any of its Affiliates with the public generally, or with any of their customers, suppliers or employees.

(b) Each Shareholder acknowledges that if it breaches any obligation under this Section 7.6, Buyer will suffer immediate and irreparable harm and damage for which money alone cannot fully compensate, and each Shareholder therefore agrees that upon such breach or threatened breach, Buyer shall be entitled to seek a temporary restraining order, preliminary injunction, permanent injunction or other injunctive relief, without posting any bond or other security, barring the other party from violating any such provision. This Section 7.6(b) shall not be construed as an election of any remedy, or as a waiver of any right available to Buyer under this Agreement or the Law, including the right to seek damages for a breach.

(c) If a court of competent jurisdiction determines that the character, duration or geographical scope of the provisions of this Section 7.6 are unreasonable, it is the intention and the agreement of the parties that these provisions shall be construed by the court in such a manner as to impose only those restrictions on any Shareholder’s conduct that are reasonable in light of the circumstances and as are necessary to assure to Buyer the benefits of this Agreement. If, in any judicial proceeding, a court shall refuse to enforce all of the separate covenants of this Section 7.6 because taken together they are more extensive than necessary to assure to Buyer the intended benefits of this Agreement, it is expressly understood and agreed by the parties that the provisions hereof that, if eliminated, would permit the remaining separate provisions to be enforced in such proceeding, shall be deemed eliminated, for the purposes of such proceeding, from this Agreement.

7.7 Approvals and Consents.

(a) From the date hereof until the Closing, the Company and the Shareholders shall (i) use all commercially reasonable efforts to file, make or obtain, as applicable, all registrations, filings, applications, notices, consents, approvals, orders, qualifications and waivers listed on Section 9.2(c) of the Disclosure Schedule and (ii) shall make any payments reasonably required to accomplish the foregoing (and to the extent such payments are not made prior to the Closing, they shall be Company Transaction Expenses).

(b) Each of the parties shall use all commercially reasonable efforts to:

(i) respond to any inquiries by any Governmental Authority regarding antitrust or other matters with respect to the Transactions or any agreement or document contemplated hereby;

(ii) avoid the imposition of any order or the taking of any action that would restrain, alter or enjoin the Transactions or any agreement or document contemplated hereby; and

(iii) in the event any Governmental Order adversely affecting the ability of the parties to consummate the Transactions or any agreement or document contemplated hereby has been issued, to have such Governmental Order vacated or lifted.

(c) If any consent, approval or authorization necessary to preserve any right or benefit under any Contract to which the Company is a party is not obtained prior to the Closing, the Shareholders shall, at their sole expense, subsequent to the Closing, reasonably cooperate with Buyer and the Company in attempting to obtain such consent, approval or authorization as promptly thereafter as practicable. If such consent, approval or authorization cannot be obtained, the Shareholders shall use all commercially reasonable efforts to provide the Company with the rights and benefits of the affected Contract for the term thereof, and, if the Shareholders provide such rights and benefits, the Company shall assume all obligations and burdens thereunder.

(d) All analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals made by or on behalf of a party before any Governmental Authority or the staff or regulators of any Governmental Authority, in connection with the Transactions (but, for the avoidance of doubt, not including any interactions between or the Company with Governmental Authorities in the ordinary course of business, any disclosure which is not permitted by Law or any disclosure containing confidential information) shall be disclosed to the other party in advance of any filing, submission or attendance, it being the intent that the parties will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any such analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals. Each party shall give notice to the other party with respect to any meeting, discussion, appearance or contact with any Governmental Authority or the staff or regulators of any Governmental Authority, with such notice being sufficient to provide the other party with the opportunity to attend and participate in such meeting, discussion, appearance or contact.

(e) Notwithstanding the foregoing, nothing in this Section 7.7 shall require, or be construed to require, any party or their Affiliates to agree to (i) sell, hold, divest, discontinue or limit, before or after the Closing Date, any assets, businesses or interests of such party or any of their respective Affiliates, (ii) any conditions relating to, or changes or restrictions in, the operations of any such assets, businesses or interests which, in either case, could reasonably be expected to result in a Material Adverse Effect or materially and adversely impact the economic or business benefits to Buyer or Shareholders of the Transactions, (iii) any material modification or waiver of the terms and conditions of this Agreement, or (iv) threaten, commence, prosecute or defend any Action.

(f) As of the Closing, the Shareholders hereby waive all rights of first refusal, co-sale rights, drag-along rights, consent rights and other similar rights that the Shareholders may have, as well as any restrictions on the transfer of the Shares, in each case under the Company’s organizational documents or otherwise with respect to the transactions contemplated hereby.

7.8 Release.

(a) Each Shareholder, on behalf of himself and his Affiliates, and their respective successors and assigns (collectively, the “Releasors”), hereby knowingly and voluntarily releases and forever discharges, effective as of the Closing Date, Buyer, each Group Company, and each of their respective past, present and/or future Affiliates and Representatives (collectively, the “Released Parties”), from any and all Actions, claims, suits, controversies, causes of action, cross-claims, counter claims, demands, debts, compensatory damages, liquidated damages, punitive or exemplary damages, other damages, claims for costs and attorneys’ fees, or liabilities of any nature whatsoever in law and in equity, whether known or unknown, liquidated or contingent, which such Shareholder or any other Releasor ever had, now have or may have relating to, arising out of or in any way connected with the dealings of the Group Companies and the other Released Parties, on the one hand, and the Shareholder and the other Releasors, on the other hand, or any circumstance, agreement, action, omission, event or matter occurring or existing between them, in each case, prior to the Closing Date (collectively, the “Released Claims”); provided, however, that the Released Claims shall not include any of the terms, conditions or other provisions or obligations under this Agreement or the Transaction Documents or any acts or omissions with respect to the transactions contemplated hereby and thereby, including, for the avoidance of doubt any claim of the Shareholders to the PPP Escrow.

(b) The Shareholders acknowledge that the Laws of many states provide substantially the following:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.”

The Shareholders acknowledge that such provisions are designed to protect a party from waiving claims which he does not know exist or may exist. Nonetheless, the Shareholders agree that, effective as of the Closing Date, the Shareholders and the other Releasors shall be deemed to waive any such provision.

(c) The Shareholders further agree that no party shall, nor permit any Affiliate thereof to: (i) institute a lawsuit or other legal proceeding based upon, arising out of, or relating to any of the Released Claims, (ii) participate, assist, or cooperate in any such proceeding or (iii) encourage, assist and/or solicit any third party to institute any such proceeding.

7.9 Closing Conditions. From the date hereof until the Closing, each party shall, and shall cause their respective Affiliates to, use all commercially reasonable efforts to take such actions as are necessary to expeditiously satisfy the closing conditions set forth in Article 9.

7.10 Publicity; Transaction Disclosure.

(a) Any public announcement, press release or similar publicity with respect to this Agreement or the Transactions will be issued, if at all, at such time and in such manner as approved in writing by the other party (such approval not unreasonably withheld, delayed or conditioned); provided, that if such announcement is required by Law, a party may make any such announcement, release or similar publicity without the consent of the other party, provided that the disclosing party shall use commercially reasonable efforts to provide, to the extent practicable and legally permitted, the other party a reasonable opportunity to review and comment on the content of such announcements in advance (it being understood that the other party shall not have any right to prevent the disclosing party from making such announcements to the extent the form and substance of the same is required by applicable Law).

(b) None of (i) the Group Companies, the Shareholders or any of their respective Affiliates or any of their respective Representatives shall (except with the prior written consent of Buyer or as permitted by this Agreement) and (ii) Buyer or any of its Affiliates or Representatives shall (except with the prior written consent of the Shareholders or as permitted by this Agreement) disclose to any Person: (A) the fact that any confidential information of the Group Companies has been disclosed to Buyer or its Representatives, or that any confidential information of Buyer has been disclosed to the Group Companies or the Shareholders or (B) any information about the transactions contemplated hereby, including the status of such discussions or negotiations, the execution of any documents (including this Agreement) or any of the terms of the transactions contemplated hereby or the related documents (including this Agreement); provided that the foregoing obligation of the Group Companies, the Shareholders or Buyer (or any of their respective Affiliates or Representatives) shall not prohibit disclosure of any such information (1) if required by applicable Law; (2) as required in order to fulfill such party’s obligations under this Agreement; (3) to a financial, legal or accounting advisor for the purpose of advising in connection with the transactions contemplated by this Agreement and the other Transaction Documents (provided, that such advisor is made aware of and directed to comply with the provisions of this Section 7.10), (4) to the extent that the information has been made public with the prior consent of Buyer (with respect to disclosures by the Group Companies, the Shareholder or their respective Affiliates or Representatives) or the Shareholders (with respect to disclosures by Buyer or its Affiliates or Representatives) or (5) in connection with any Action with respect to this Agreement or any other Transaction Documents; and provided, further, that in the event any of the Group Companies, the Shareholders or Buyer is required by Law to disclose any such information, such Person shall promptly notify Buyer (with respect to disclosures by the Group Companies or the Shareholder) or the Shareholders (with respect to disclosures by Buyer or its Affiliates or Representatives) in writing to the extent permitted by Law, which notification shall include the nature of the legal requirement and the extent of the required disclosure, and such Person shall reasonably cooperate with Buyer or the Shareholders, as applicable (at such Person’s expense) to preserve the confidentiality of such information consistent with applicable Law.

7.11 Benefit Plans. The Group Companies shall not terminate or modify, or cause to be terminated or modified, each Benefit Plan of the Group Companies designated on Section 7.11 of the Disclosure Schedule, unless termination of such Benefit Plan is required pursuant to applicable Law in connection with the Pre-Closing Reorganization, in which case the Shareholders shall be solely responsible for any costs, expenses, or liabilities in connection with such termination or modification. The Parties intend for such Benefits Plans to be maintained by the Group Companies after the Closing in the same form and type as maintained by the Group Companies as of immediately prior to the Closing. In the event any Group Company is required to make continuation of health coverage payments pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 to employees of the Group Companies whose employment was terminated prior to the Closing (“Group Company COBRA Payments”), the Shareholders or their Affiliates shall, within thirty (30) days written request of the Buyer therefore, reimburse the Group Companies or the Buyer for such Group Company COBRA Payments, less any payroll tax credit to be received by the Group Companies related to such Group Company COBRA Payments, to the extent made by the Group Companies following the Closing.

7.12 Litigation Support. Following the Closing, in the event and for so long as Buyer or the Group Companies are actively contesting or defending against any Action in connection with any fact, situation, circumstance, action, failure to act, or transaction on or prior to the Closing Date involving any Group Company, the Shareholders will cooperate with it and its counsel in the contest or defense and provide such testimony and access to the Shareholders’ books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of Buyer and the Group Companies (unless Buyer is entitled to indemnification therefor hereunder).

7.13 280G. If applicable, promptly following the execution of this Agreement, the Company shall submit to the Shareholders for approval (in a manner reasonably satisfactory to Buyer) as is required by the terms of Section 280G(b)(5)(B) of the Code, any payments and/or benefits that may separately or in the aggregate, constitute “parachute payments” pursuant to Section 280G of the Code (“Section 280G Payments”) (which determination shall be made by the Company and shall be subject to review and approval by Buyer, such approval not to be unreasonably withheld, conditioned or delayed), such that such payments and benefits shall not be deemed to be Section 280G Payments, and prior to the Closing (but in no event later than five (5) Business Days prior to the Closing Date), the Company shall deliver to Buyer notification and documentation reasonably satisfactory to Buyer that (a) a vote of the holders of the capital stock of the Company was solicited in conformance with Section 280G of the Code and the regulations promulgated thereunder and the requisite shareholder approval was obtained with respect to any payments and/or benefits that were subject to the Shareholder vote (the “280G Shareholder Approval”), or (b) that the 280G Shareholder Approval was not obtained and as a consequence, that such payments and/or benefits shall not be made or provided to the extent they would cause any amounts to constitute Section 280G Payments, pursuant to the waivers of those payments and/or benefits which were executed by the affected individuals prior to the vote of the holders of Company’s capital stock pursuant to this Section 7.13. The Company will provide Buyer and its counsel with a reasonable opportunity to review and comment on all documents to be delivered to the shareholders and any person who is or could reasonably be expected to be a “disqualified individual” (as defined in Section 280G(c) of the Code) in connection with the shareholder vote.

7.14  PPP Forgiveness.

  After the Closing, the Buyer will cause the Group Companies to use all commercially reasonable efforts achieve forgiveness pursuant to the Paycheck Protection Program with respect to such Group Company’s PPP Loan and release of the PPP Escrow by the PPP Lender, including, without limitation, corresponding with the PPP Lender, submitting relevant documentation and requests for information to the PPP Lender and the United States Small Business Administration and otherwise taking all customary and reasonable actions required to achieve forgiveness in connection with any of the Group Companies’ outstanding PPP Loans and release of the PPP Escrow by the PPP Lender.

7.15 Customer and other Business Relationships. After the Closing, the Shareholders will, and will cause their Affiliates to, refer to Buyer all inquiries relating to the businesses of the Group Companies to the Group Companies.

7.16 Insurance; Risk of Loss. The Shareholders will, and will cause each of their Affiliates to, keep insurance policies currently maintained in respect of the Business and current or former employees of the Group Companies, as the case may be, or suitable replacements therefor, in full force and effect through the close of business on the Closing Date. For any claim that may be asserted against any Group Company after the Closing Date arising out of events, incidents, conduct or circumstances that occurred and/or existed prior to the Closing Date (such claims, “Post-Closing Claims”), the Shareholders shall ensure that the Group Companies have access to coverage under each of the insurance policies set forth in Section 7.16 of the Disclosure Schedule (the “Specified Policies”) in each case subject to the terms and conditions thereof, provided the Buyer causes the Group Companies to maintain such insurance policies after the Closing. After the Closing Date, the Group Companies may seek coverage for any Post-Closing Claim from the applicable insurer under any Specified Policy or, where applicable, any tail or renewal policy or equivalent of such Specified Policy, and the Shareholders shall cooperate with the Group Companies in connection with the tendering of such claims (including by providing access to employees and third party claims adjustors); provided, however, that (i) the Group Companies shall reimburse the Shareholders for all of its out-of-pocket costs and expenses in connection with such cooperation; and (ii) the Group Companies shall notify the Shareholders of all such coverage claims made. None of the Shareholders, the Group Companies or the Buyer (to the extent post-Closing) shall release, commute, buy-back, or otherwise eliminate the coverage available under any Specified Policy without first providing written notice to the other applicable parties.

7.17 Internal Control over Financial Reporting. Without limiting any other provisions of this Agreement, prior to the Closing, the Company shall use its commercially reasonable efforts to coordinate with Buyer and to provide the internal resources required for Buyer to establish that: (a) a Group Company system of “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) exists sufficient to provide reasonable assurances: (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP; (ii) that transactions are executed only in accordance with the authorization of management; and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the properties or assets of the Group Company, and (b) a system of “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) exists sufficient to ensure that all material information concerning the Group Companies is made known on a timely basis to the individuals responsible for the preparation of the Company’s financial statements; provided that none of the Shareholders or the Group Companies shall be required to incur any out of pocket expenses (other than nominal expenses) in connection with such efforts. Prior to the Closing, the Company shall reasonably cooperate with Buyer with respect to integration planning in respect of accounting and financial reporting functions.

7.18 Financial Reporting Cooperation. During the period between the signing of this Agreement and the earlier of the Closing or termination of this Agreement, the Group Companies shall provide reasonable and customary cooperation, and shall use commercially reasonable efforts to cause its and their respective managers, officers, directors, employees, accountants, legal counsel, agents, other advisors and authorized representatives to provide reasonable and customary cooperation, in connection with Buyer’s and its Affiliates’ reporting obligations under the Securities Act and the Exchange Act.

7.19 Further Assurances. Each of the parties shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the Transactions.

ARTICLE 8

Tax matters

8.1 Tax Covenants.

(a) Without the prior written consent of Buyer, the Shareholders (and, prior to the Closing, the Group Companies, their respective Affiliates and their respective Representatives) shall not, to the extent it may affect, or relate to, any Group Company, make, change or rescind any Tax election, amend any Tax Return or take any position on any Tax Return, take any action, omit to take any action or enter into any other transaction that would have the effect of increasing the Tax liability or reducing any Tax asset of Buyer or any Group Company in respect of any taxable period ending after the Closing Date and, with respect to any taxable period beginning before and ending after the Closing Date, the portion of such taxable period beginning on and including the Closing Date (“Post-Closing Tax Period”). Except to the extent otherwise agreed to between Buyer and the Shareholders, each Shareholder agrees that Buyer is to have no liability for any Tax resulting from any action of such Shareholder, any Group Company, its Affiliates or any of their respective Representatives during the Pre-Closing Tax Period, and agrees to indemnify and hold harmless Buyer (and, after the Closing Date, the Group Companies) against any such Tax or reduction of any Tax asset.

(b) All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the other Transaction Documents (including any real property transfer Tax and any other similar Tax) shall be borne and paid by the Shareholders when due. The Shareholders shall, at their own expense, timely file any Tax Return or other document with respect to such Taxes or fees (and Buyer shall cooperate with respect thereto as necessary).

(c) The Shareholders shall prepare, or cause to be prepared, all Tax Returns required to be filed by the Group Companies after the Closing Date with respect to a “taxable period” ending on or before the Closing Date and, with respect to any taxable period beginning before and ending after the Closing Date, the portion of such taxable period ending on and including the Closing Date (“Pre-Closing Tax Period”).

(d) Any such Tax Return for a Pre-Closing Tax Period shall be prepared in a manner consistent with past practice (unless otherwise required by Law) and without a change of any election or any accounting method (unless otherwise required by Law) and shall be submitted by the Shareholders to the Buyer (together with schedules, statements and, to the extent requested by the Shareholders, supporting documentation) at least forty-five (45) days prior to the due date (including extensions) of such Tax Return. If Buyer objects to any item on any such Tax Return, it shall, within fifteen (15) days after delivery of such Tax Return, notify the Shareholders in writing that it so objects, specifying with particularity any such item and stating the specific factual or legal basis for any such objection. If a notice of objection shall be duly delivered, Buyer and Shareholders shall negotiate in good faith and use their reasonable best efforts to resolve such items. If Buyer and the Shareholders are unable to reach such agreement within ten (10) days after receipt by the Shareholders of such notice, the disputed items shall be resolved by a nationally recognized accounting firm mutually selected the Buyer and the Shareholders (the “Accounting Referee”) and any determination by the Accounting Referee shall be final. The Accounting Referee shall resolve any disputed items within twenty (20) days of having the item referred to it pursuant to such procedures as it may require. If the Accounting Referee is unable to resolve any disputed items before the due date for such Tax Return, the Tax Return shall be filed as prepared by the Shareholders and then amended to reflect the Accounting Referee’s resolution following the filing of the same (with the costs and expenses of such amended filing allocated pursuant to the sentence that follows). The costs, fees and expenses of the Accounting Referee shall be by Buyer, on the one hand, and the Shareholders, on the other hand, in such amount(s) as shall be determined by the Accounting Referee based on the proportion that the aggregate amount of disputed items submitted to the Accounting Referee that is unsuccessfully disputed by Buyer, on the one hand, or such Shareholder, on the other hand, as determined by the Accounting Referee, bears to the total amount of such disputed items so referred to the Accounting Referee for resolution. The preparation and filing of any Tax Return of the Group Companies that does not relate to a Pre-Closing Tax Period shall be exclusively within the control of Buyer.

8.2 Termination of Existing Tax Sharing Agreements. Any and all existing Tax sharing agreements (whether written or not) binding upon any Group Company shall be terminated as of the Closing Date. After such date neither any Group Company, the Shareholders nor any of the Shareholder’s Affiliates and their respective Representatives shall have any further rights or liabilities thereunder.

8.3 Tax Indemnification. Maney shall indemnify the Group Companies, Buyer, and each Buyer Indemnitee and hold them harmless from and against (a) except to the extent otherwise agreed to between Buyer and the Shareholders, all Taxes of the Group Companies or relating to the business or assets of the Group Companies for all Pre-Closing Tax Periods; (b) all Taxes of any member of an affiliated, consolidated, combined or unitary group of which any Group Company (or any predecessor of any Group Company) is or was a member on or prior to the Closing Date by reason of a liability under Treasury Regulation Section 1.1502-6 or any comparable provisions of foreign, state or local Law; and (c) any and all Taxes of any person imposed on any Group Company arising under the principles of transferee or successor liability or by contract, all to the extent relating to Pre-Closing Tax Periods. In each of the above cases, together with any out-of-pocket fees and expenses (including attorneys’ and accountants’ fees) incurred in connection therewith. Maney shall reimburse Buyer for any Taxes of any Group Company that are the responsibility of Maney pursuant to this Section 8.3 within fifteen (15) Business Days after the determination that Maney is required to pay the same pursuant to this Section 8.3.

8.4 Straddle Period. In the case of Taxes that are payable with respect to a taxable period that begins before and ends after the Closing Date (each such period, a “Straddle Period”), the portion of any such Taxes that are treated as Taxes of the Group Companies for any Pre-Closing Tax Period shall be:

(a) in the case of Taxes based upon, or related to, income or receipts, deemed equal to the amount which would be payable if the taxable year ended with the Closing Date; and

(b) in the case of other Taxes, deemed to be the amount of such Taxes for the entire period multiplied by a fraction the numerator of which is the number of days in the period ending on the Closing Date and the denominator of which is the number of days in the entire period.

8.5 Contests. Buyer agrees to give written notice to the Shareholders of the receipt of any written notice by any Group Company, Buyer or any of Buyer’s Affiliates which involves the assertion of any claim, or the commencement of any Action, in respect of which an indemnity may be sought by Buyer pursuant to this Article 8 (a “Tax Claim”); provided, that failure to comply with this provision shall not affect Buyer’s right to indemnification hereunder except and only to the extent that Maney forfeits rights or defenses by reason of such failure. Buyer shall control the contest or resolution of any Tax Claim with a single legal and/or tax counsel or advisor reasonably acceptable to Maney; provided, however, that Buyer shall obtain the prior written consent of Maney (which consent shall not be unreasonably withheld or delayed) before entering into any settlement of a claim or ceasing to defend such claim; and, provided further, that Maney shall be entitled to participate in the defense of such claim and to employ counsel of its choice for such purpose, the fees and expenses of which separate counsel shall be borne solely by Maney.

8.6 Cooperation and Exchange of Information. The Shareholders and Buyer shall provide each other with such cooperation and information as either of them reasonably may request of the other in filing any Tax Return pursuant to this Article 8 or in connection with any audit or other proceeding in respect of Taxes of the Group Companies. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with accompanying schedules, related work papers and documents relating to rulings or other determinations by tax authorities. The Shareholders agree that all books and records in their possession with respect to Tax matters pertinent to any Group Company are the property of such Group Company. The Shareholders shall deliver all such books and records to the Company prior to or reasonably promptly following the Closing. After the Closing, the Group Companies shall make available to the Shareholders such books and records to the extent reasonably necessary for the Shareholders’ review of Tax Returns prepared pursuant to Section 8.1 or for any other reasonable purpose related to the Shareholders’ ownership of the Company prior to the Closing, provided, however, that in no event will the Shareholders be entitled to information under this Section in connection with any litigation or dispute among the parties.

8.7 Tax Treatment of Indemnification Payments. Any indemnification payments pursuant to this Article 8 shall be treated as an adjustment to the Purchase Price by the parties for Tax purposes, unless otherwise required by Law.

8.8 Survival. Notwithstanding anything in this Agreement to the contrary, the provisions of Section 5.21 and this Article 8 shall survive for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation or extension thereof) plus sixty (60) days.

8.9 Overlap. To the extent that any obligation or responsibility pursuant to Article 10 may overlap with an obligation or responsibility pursuant to this Article 8, the provisions of this Article 8 shall govern, provided, however, that any indemnification obligations pursuant to this Article 8 shall be capped at the Fundamental Cap (as defined in Article 10).

  ARTICLE 9

Conditions to closing

9.1 Conditions to Obligations of All Parties. The obligations of each party to consummate the Transactions shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions

(a) No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which is in effect and has the effect of making the Transactions illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following completion thereof.

(b) No Action shall have been commenced against Buyer, the Shareholders or any Group Company, which would prevent the Closing. No injunction or restraining order shall have been issued by any Governmental Authority, and be in effect, which restrains or prohibits any transaction contemplated hereby.

9.2 Conditions to Obligations of Buyer. The obligations of Buyer to consummate the Transactions shall be subject to the fulfillment or Buyer’s waiver, at or prior to the Closing, of each of the following conditions:

(a) Other than the representations and warranties in Sections 4.1, 4.2, 5.1, 5.2 and 5.27, the representations and warranties of Shareholders and Company contained in Article 4 and Article 5 shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality) or in all material respects (in the case of any representation or warranty not qualified by materiality) on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The representations and warranties of Shareholders and the Company contained in Sections 4.1, 4.2, 5.1, 5.2 and 5.27 shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects);

(b) The Company and the Shareholders shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and the other Transaction Documents to be performed or complied with by it prior to or on the Closing Date; provided, that, with respect to agreements, covenants and conditions that are qualified by materiality, the Company and the Shareholders shall have performed such agreements, covenants and conditions, as so qualified, in all respects;

(c) All registrations, filings, applications, notices, consents, approvals, orders, qualifications and waivers listed on Section 9.2(c) of the Disclosure Schedule shall have been filed, made or obtained, as applicable;

(d) From the date of this Agreement, there shall not have occurred any Material Adverse Effect, nor shall any event or events have occurred that, individually or in the aggregate, with or without the lapse of time, could reasonably be expected to result in a Material Adverse Effect;

(e) Buyer shall have received estoppel certificates, in customary form and substance, from the lessor of each Leased Real Property addressed to the Company;

(f) The Company shall have delivered to Buyer an Estimated Closing Statement pursuant to Section 3.2(a);

(g) Each holder of an LTI Unit will have executed and delivered a written consent to the termination of its respective LTI Unit, as applicable, and release, in exchange for the right to receive LTI Holder Closing Consideration Payment(s) as set forth in Section 2.5(e) of this Agreement (the “LTI Holder Release & Termination Agreement”);

(h) Each Promised Individual will have executed and delivered a written consent to the termination of his or her respective rights to receive payments from any Group Company, and release, in connection with the Promised Individual Agreements in exchange for the right to receive Promised Individual Closing Consideration Payment(s) as set forth in Section 2.5(f) of this Agreement (the “Promised Individual Release & Termination Agreement”);

(i) Buyer and TAG Solutions, LLC shall mutually agree to a form of sublease agreement for ANS Advanced Network Services, LLC to utilize the premises located at 12 Elmwood Road, Albany, NY 12204; and

(j) The Company and the Shareholders shall have delivered each of the closing deliverables set forth in Sections 2.2 and 2.3.

9.3 Conditions to Obligations of the Company and the Shareholders. The obligations of the Company and the Shareholders to consummate the Transactions shall be subject to the fulfillment or the Shareholders’ waiver, at or prior to the Closing, of each of the following conditions:

(a) Other than the representations and warranties in Sections 6.1, 6.2 and 6.5, the representations and warranties of Buyer contained in Article 6 shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality) or in all material respects (in the case of any representation or warranty not qualified by materiality) on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The representations and warranties of Buyer contained in Sections 6.1, 6.2, and 6.5 shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects);

(b) Buyer shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and the other Transaction Documents to be performed or complied with by it prior to or on the Closing Date; provided, that, with respect to agreements, covenants and conditions that are qualified by materiality, Buyer shall have performed such agreements, covenants and conditions, as so qualified, in all respects;

(c) Buyer shall have delivered to Shareholders cash in an amount equal to the cash component of the Closing Purchase Price by wire transfer of immediately available funds, to an account or accounts designated at least two (2) Business Days prior to the Closing Date by Shareholders in a written notice to Buyer;

(d) Buyer shall have delivered to Shareholders duly issued and properly executed share certificates, in form and substance reasonably acceptable to the Shareholders, evidencing the Preferred Stock component of the Purchase Price, less the Holdback Stock (which such Holdback Stock shall be titled in the name of Maney, but held by the Buyer solely in accordance with the Indemnity Holdback Pledge Agreement);

(e) Buyer shall have delivered to third parties by wire transfer of immediately available funds that amount of money due and owing from a Group Company to third parties that are mutually designated by the parties to be Transaction Expenses to be paid on the Closing Date out of Closing Purchase Price proceeds;

(f) Buyer shall have delivered to the PPP Lender the PPP Escrow amount in the manner contemplated by Section 2.5(c);

(g) Buyer shall have delivered to holders of outstanding Indebtedness, if any, by wire transfer of immediately available funds that amount of money due and owing from a Group Company to third parties that are mutually designated by the parties to be Indebtedness to be paid on the Closing Date out of Closing Purchase Price proceeds;

(h) Buyer shall have delivered to each holder of an LTI Unit the LTI Holder Closing Consideration Payment(s) as set forth in Section 2.5(e);

(i) Buyer shall have delivered to each Promised Individual the Promised Individual Closing Consideration Payments as set forth in Section 2.5(f); and

(j) Buyer shall have delivered each of the closing deliverables set forth in Sections 2.4.

  ARTICLE 10

Indemnification

10.1 Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties contained herein (other than any representations or warranties contained in Section 5.21 which are subject to Article 8) shall survive the Closing and shall remain in full force and effect until eighteen (18) months following the Closing Date (the “General Survival Period”); provided, that the representations and warranties in Section 4.1, Section 4.2, Section 4.5, Section 5.1, Section 5.2, Section 5.3(a), Section 5.5, Section 5.11(a), Section 5.27, Section 5.28, Section 6.1, Section 6.2(a), and Section 6.5, and any representation in the case of fraud, intentional misrepresentation or intentional breach, shall survive indefinitely, and the representations and warranties in Section 5.19 and Section 5.21 shall survive for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation or extension thereof) plus sixty (60) days (the representations and warranties identified in the foregoing, the “Fundamental Representations”). All covenants and agreements of the parties contained herein (other than any representations or warranties contained in Section 5.21 which are subject to Article 8) and any certificate delivered pursuant hereto shall survive the Closing indefinitely or for the period explicitly specified therein. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing in accordance with Section 10.5 by notice from the non-breaching party to the breaching party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of the relevant representation or warranty and such claims shall survive until finally resolved. For the avoidance of doubt, the references in this Section 10.1 to the “statutes of limitations” shall refer to the statute of limitations applicable to the particular matter that gave rise to a breach of the representation or warranty in question, and not to the statute of limitations applicable to a breach of this Agreement.

10.2 Indemnification by the Shareholders. Subject to the other terms and conditions of this Article 10, Maney shall indemnify and defend each of Buyer and its Affiliates (including after the Closing, the Group Companies) and their respective Representatives (collectively, the “Buyer Indemnitees”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses that is incurred or sustained by, or imposed upon, the Buyer Indemnitees based upon, arising out of, with respect to, relating to or by reason of:

(a) an inaccuracy in or breach of any representation or warranty of the Shareholders or the Company contained in this Agreement (other than any representations or warranties contained in Section 5.21 which are subject to Article 8) or in any certificate or instrument delivered by or on behalf of any Shareholders or the Company pursuant to this Agreement, as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date);

(b) a breach or non-fulfillment of any covenant, agreement or obligation to be performed by any Shareholder or any Group Company pursuant to this Agreement (other than any representations or warranties contained in Section 5.21 which are subject to Article 8);

(c) Company Transaction Expenses or any Indebtedness outstanding as of Closing that are not otherwise paid on or before the Closing Date, including out of Closing Purchase Price proceeds;

(d) a claim or right asserted or held by any person who is or at any time was an officer, director, employee or agent of any Group Company (against any Group Company or Buyer, against any Affiliate of the Company or Buyer or against any other Person) involving a right or entitlement or an alleged right or entitlement to indemnification, reimbursement of expenses or any other relief or remedy (under the Governing Documents, under any indemnification agreement or similar Contract, under any applicable Laws or otherwise) with respect to any act or omission on the part of such person or any event or other circumstance that arose, occurred or existed at or prior to the Closing; and

(e) any audit, review, or similar action undertaken by the PPP Lender, the United States Small Business Administration or any other Governmental Authority with regard to the PPP Loan.

10.3 Indemnification By Buyer. Subject to the other terms and conditions of this Article  10, Buyer shall indemnify and defend the Shareholders and their Affiliates (including, prior to the Closing, the Group Companies) and their respective Representatives (collectively, the “Shareholder Indemnitees”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the Shareholder Indemnitees based upon, arising out of, with respect to, relating to or by reason of:

(a) an inaccuracy in or breach of any of the representations or warranties of Buyer contained in this Agreement or in any certificate or instrument delivered by or on behalf of Buyer pursuant to this Agreement, as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date); or

(b) a breach or non-fulfillment of any covenant, agreement or obligation to be performed by Buyer pursuant to this Agreement (other than any representations or warranties contained in Section 5.21 which are subject to Article 8).

10.4 Limitations on Indemnification by Shareholders.

  Notwithstanding anything to the contrary set forth in this Article 10:

(a) An Indemnifying Person shall not be obligated to pay any amount for indemnification as a result of any Losses incurred by an Indemnified Person under this Article 10 until the aggregate dollar amount of Losses exceeds One Hundred Fifty Thousand Dollars ($150,000.00) (the “Basket”), in which event the Indemnifying Party shall only be required to pay or be liable for Losses in excess of the Basket.

(b) Except as otherwise set forth in Section 10.4(c), the collective obligations of the Shareholders to indemnify under this Article 10 shall be limited to Two Million Two Hundred Sixty Two Thousand Dollars ($2,262,000.00) (the “Cap”).

(c) Notwithstanding the foregoing, the limitations set forth in Sections 10.4(a) and 10.4(b) shall not apply to Losses based upon, arising out of, with respect to or by reason of any inaccuracy in or breach of any representation or warranty in the Fundamental Representations, which Losses shall be limited to an amount equal to the cash component of the Closing Purchase Price (the “Fundamental Cap”). Notwithstanding the foregoing, the limitations set forth in Sections 10.4(a) and 10.4(b) shall not apply to Losses based upon the fraud, intentional misrepresentation, intentional breach of a party, or related in any way to a PPP Loan obtained by any Group Company.

(d) In no event shall an Indemnifying Person be liable to any Indemnified Person for any punitive, incidental, consequential, special or indirect damages, including loss of future revenue or income, loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement, or diminution of value or any damages based on any type of multiple.

10.5 Indemnification Procedures

. The party making a claim under this Article 10 is referred to as the “Indemnified Person”, and the party against whom such claims are asserted under this Article 10 is referred to as the “Indemnifying Person”.

(a) Third Party Claims.

(i) Notice. If any Indemnified Person receives notice of the assertion or commencement of any Action made or brought by any Person who is not a party or an Affiliate of a party or a Representative of the foregoing (a “Third Party Claim”) against such Indemnified Person with respect to which the Indemnifying Person is obligated to provide indemnification under this Agreement, the Indemnified Person shall give the Indemnifying Person reasonably prompt written notice thereof, but in any event not later than thirty (30) days after receipt of such notice of such Third Party Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Person of its indemnification obligations, except and only to the extent that the Indemnifying Person forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Person shall describe the Third Party Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Person.

(ii) Right to Defend. Upon receipt of the notice, the Indemnifying Person will have the right to defend the Indemnified Person against the Third Party Claim with counsel reasonably satisfactory to the Indemnified Person, provided, that (i) the Indemnifying Person provides the Indemnified Person with evidence reasonably acceptable to the Indemnified Person that the Indemnifying Person will have the financial resources to defend against the Third Party Claim and fulfill its indemnification obligations hereunder, (ii) the Third Party Claim involves only money damages, and does not seek statutory, enhanced or treble damages or an injunction or other equitable relief, (iii) settlement of, or an adverse judgment with respect to, the Third Party Claim is not, in the good faith judgment of the Indemnified Person, likely to establish a precedential custom or practice adverse to the continuing business interests or the reputation of the Indemnified Person, (iv) the Third Party Claim does not involve a then-current supplier, customer, distributor, licensor, licensee, lessor or insurer of the Company or any Affiliate thereof, (v) the Third Party Claim does not involve a class action lawsuit and (vi) the Indemnifying Person conducts the defense of the Third Party Claim actively and diligently. The Indemnifying Person will keep the Indemnified Person apprised of all material developments, including settlement offers, with respect to the Third Party Claim and permit the Indemnified Person to participate in the defense of the Third Party Claim with single counsel selected by it subject to the Indemnifying Person’s right to control the defense thereof. The fees and disbursements of such single counsel shall be at the expense of the Indemnified Person, provided, that if in the reasonable opinion of counsel to the Indemnified Person, (x) there are legal defenses available to an Indemnified Person that are different from or additional to those available to the Indemnifying Person; or (y) there exists a conflict of interest between the Indemnifying Person and the Indemnified Person that cannot be waived, the Indemnifying Person shall be liable for the reasonable fees and expenses of such counsel to the Indemnified Person. If the Indemnifying Person elects not to or is not entitled to defend such Third Party Claim, fails to promptly notify the Indemnified Person in writing of its election to defend as provided in this Agreement, or fails to diligently prosecute the defense of such Third Party Claim, the Indemnified Person may, subject to Section 10.5(c), pay, compromise, defend such Third Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third Party Claim. The Shareholders and Buyer shall cooperate with each other in all reasonable respects in connection with the defense of any Third Party Claim.

(iii) Cooperation. With respect to any Third Party Claim, both the Indemnified Person and the Indemnifying Person, as the case may be, shall keep the other Person fully informed of the status of such Third Party Claim and any related Actions at all stages thereof. The parties agree to provide reasonable access to the other parties to such documents and information as may be reasonably requested in connection with the defense, negotiation or settlement of any such Third Party Claim; provided, that the parties shall cooperate in such a manner as to preserve in full (to the extent possible) the confidentiality of all Confidential Information and the attorney-client and work-product privileges of the other party. In connection therewith, each party agrees that: (i) it will use commercially reasonable efforts, in respect of any Third Party Claim in which it has assumed or participated in the defense, to avoid production of Confidential Information (consistent with applicable Law and rules of procedure); and (ii) all communications between any party and counsel responsible for or participating in the defense of any Third Party Claim shall, to the extent possible, be made so as to preserve any applicable attorney-client or work-product privilege.

(iv) Settlement. The Indemnifying Person shall not enter into settlement or compromise of any Third Party Claim or permit a default or consent to entry of any judgment or admit any liability with respect thereto, if it is not defending such Third Party Claim. If the Indemnifying Person is defending such Third Party Claim, it shall not enter into settlement or compromise of any Third Party Claim or permit a default or consent to entry of any judgment or admit any liability with respect thereto without the prior written consent of the Indemnified Person unless such settlement, compromise or judgment (A) does not involve liability or the creation of a financial or other obligation on the part of the Indemnified Person, does not involve any finding or admission of any violation of Law or any violation of the rights of any Person or the admission of wrongdoing and would not have any adverse effect on other claims that may have been made against the Indemnified Person, (B) does not involve any relief other than monetary damages that are paid in full by the Indemnifying Person, and (C) provides, for the complete, final and unconditional release of each Indemnified Person and its Affiliates from all liabilities and obligations in connection with such Third Party Claim and would not otherwise adversely affect the Indemnified Person.

(b) Direct Claims. Any Action by an Indemnified Person on account of a Loss which does not result from a Third Party Claim (a “Direct Claim”) shall be asserted by the Indemnified Person giving the Indemnifying Person reasonably prompt written notice thereof, but in any event not later than thirty (30) days after the Indemnified Person becomes aware of such Direct Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Person of its indemnification obligations, except and only to the extent that the Indemnifying Person forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Person shall describe the Direct Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Person. The Indemnifying Person shall have thirty (30) days after its receipt of such notice to respond in writing to such Direct Claim. The Indemnified Person shall allow the Indemnifying Person and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnified Person shall assist the Indemnifying Person’s investigation by giving such information and assistance (including access to the Company’s premises and personnel and the right to examine and copy any accounts, documents or records) as the Indemnifying Person or any of its professional advisors may reasonably request. If the Indemnifying Person does not so respond within such thirty (30) day period, the Indemnifying Person shall be deemed to have rejected such claim, in which case the Indemnified Person shall be free to pursue such remedies as may be available to the Indemnified Person on the terms and subject to the provisions of this Agreement.

(c) Tax Claims. Notwithstanding any other provision of this Agreement, the control of any claim, assertion, event or proceeding in respect of Taxes of the Company (including, but not limited to, any such claim in respect of a breach of the representations and warranties in Section 5.21 hereof or any breach or violation of or failure to fully perform any covenant, agreement, undertaking or obligation in Article 8) shall be governed exclusively by Article 8 hereof.

10.6 Manner of Payments.

(a) All indemnification payments owing by Buyer to any Shareholder Indemnitee hereunder, as finally determined pursuant to this Article 10, shall be effected, no later than five (5) Business Days after the final determination thereof by wire transfer of immediately available funds from Buyer to an account designated in writing by such Person.

(b) All indemnification payments owing by a Shareholder to any Buyer Indemnitee hereunder, as finally determined pursuant to this Article 10, shall be effected, no later than ten (10) Business Days after the final determination thereof, at the election of Maney by either (x) by a reduction of the principal value of the Holdback Stock on a dollar-for-dollar basis pursuant to the Indemnity Holdback Pledge Agreement, or (y) by wire transfer of immediately available funds from Maney to an account designated in writing by such Buyer Indemnitee, provided however that if Maney elects option (y) above, such payment must be made within such ten (10) Business Day period or Buyer may utilize its rights pursuant to option (x). For the avoidance of doubt, Buyer may exercise its rights pursuant to this Section 10.6(b) on more than one occasion to the extent applicable Losses are incurred, which are not paid by the Shareholders and which are determined to be owing as provided above.

10.7 No Circular Recovery.

(a) The Shareholders may not seek indemnification under the Governing Documents of any Group Company for any matter for which the Shareholders have an indemnification obligation hereunder.

10.8 Materiality. For purposes of calculating the amount of Losses incurred by a Person seeking indemnification hereunder arising out of or resulting from any breach of a representation, warranty covenant or agreement contained herein, and for purposes of determining whether such a breach has occurred, the representations, warranties, covenants and agreements contained herein shall be deemed to have been made without any qualifications as to “materiality”, “Material Adverse Effect” or other similar qualifications.

10.9 Tax Treatment of Indemnification Payments. All cash indemnification payments made under this Agreement shall be treated for Tax purposes by the parties as an adjustment to the Purchase Price, unless otherwise required by Law.

10.10 [Reserved].

10.11 Exclusive Remedies. Subject to Section 12.12, the parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than claims arising from fraud, intentional misrepresentation, criminal activity or willful misconduct on the part of a party in connection with the Transactions) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein shall be pursuant to the indemnification provisions set forth in Article 8 and this Article 10. Nothing in this Section 10.11 shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled or to seek any remedy on account of any party’s fraud, intentional misrepresentation, criminal activity or willful misconduct.

10.12 No Contribution. Anything to the contrary herein notwithstanding, the Shareholders shall not have any right to seek any indemnification or contribution from or remedy against any Group Company whether arising prior to or after the Closing Date in respect of any breach of any representation or warranty by a Group Company or the failure of a Group Company to comply with any covenant or agreement to be performed by such Group Company on or prior to the Closing Date and the Shareholders hereby waive any such claim they may have against each Group Company with respect thereto whether at law, in equity or otherwise.

10.13 Separate Basis for Claim. If any party hereto has breached any representation, warranty or covenant or agreement contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party has not breached shall not detract from or mitigate the fact that such party is in breach of the first representation, warranty, covenant or agreement.

10.14 Insurance Proceeds; Tax Benefits.

  Payments by an Indemnifying Person pursuant to Article 8 and Sections 10.2 or 10.3 in respect of any Loss shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment received or reasonably expected to be received by the Indemnified Person (or a Group Company) in respect of any such claim. The Indemnified Person shall use its commercially reasonable efforts to recover under insurance policies or indemnity, contribution or other similar agreements for any Losses prior to seeking indemnification under this Agreement. Payments by an Indemnifying Person pursuant to Article 8 and Sections 10.2 or 10.3 in respect of any Loss shall be reduced by an amount equal to any Tax benefit realized or reasonably expected to be realized as a result of such Loss by the Indemnified Person.

10.15 Loss Mitigation.

  Each Indemnified Person shall take, and cause its Affiliates to take, all reasonable steps to mitigate any Loss upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to remedy the breach that gives rise to such Loss.

ARTICLE 11

Termination

11.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by the mutual written consent of the Shareholders and Buyer;

(b) by Buyer by written notice to the Shareholders if:

(i) Buyer is not then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by the Shareholders or the Company in this Agreement that would give rise to the failure of any of the conditions specified in Article 9 and such breach, inaccuracy or failure cannot be cured to the satisfaction of Buyer by the Outside Date; or

(ii) any of the conditions set forth in Section 9.1 or Section 9.2 shall not have been, or if it becomes apparent that any of such conditions will not be, fulfilled by July 30, 2021 (the “Outside Date”), unless such failure shall be due to the failure of Buyer to perform or comply with any of the covenants or agreements hereof to be performed or complied with by it prior to the Closing;

(c) by the Shareholders by written notice to Buyer if:

(i) neither the Shareholders nor any Group Company is then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Buyer in this Agreement that would give rise to the failure of any of the conditions specified in Article 9 and such breach, inaccuracy or failure has not been cured to the satisfaction of the Shareholders by the Outside Date; or

(ii) any of the conditions set forth in Section 9.1 or Section 9.3 shall not have been, or if it becomes apparent that any of such conditions will not be, fulfilled by the Outside Date, unless such failure shall be due to the failure of the Shareholder or any Group Company to perform or comply with any of the covenants or agreements hereof to be performed or complied with by it prior to the Closing; or

(d) by Buyer or the Shareholders in the event that (i) there shall be any Law that makes consummation of the Transactions illegal or otherwise prohibited or (ii) any Governmental Authority shall have issued a Governmental Order restraining or enjoining the Transactions, and such Governmental Order shall have become final and non-appealable.

11.2 Effect of Termination. In the event of the termination of this Agreement in accordance with this Article 11, this Agreement shall forthwith become void and there shall be no liability on the part of any party except:

(a) for this Article 11 and Section 7.10 and Article 12, which provisions shall survive the termination of this Agreement; and

(b) that nothing herein shall relieve any party from liability for any breach of any provision hereof that does not relate to the representations and warranties of the parties set forth in Articles 4, 5 and 6.

  ARTICLE 12

Miscellaneous

12.1 Expenses. Except as otherwise expressly provided herein, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred.

12.2 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile (where a facsimile address is indicated below) or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient or (d) on the third (3rd) day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 12.2):

If to the Shareholders or the Company (prior to the Closing):	Nextridge, Inc. 12 Elmwood Road Menands, New York 12204-3025Attention: Patrick ManeyEmail: pmaney@nextridgeinc.com
If to the Shareholders (after the Closing):
Patrick Maney
136 Great Isaac Court
Punta Gorda, Florida 33950
(a copy of physical mailing may be sent to
pmaney@nextridgeinc.com)

Shaun Mahoney
12 Elmwood Road
Menands, New York 12204-3025Email: smahoney@mahoneyperformanceinstitute.com

with a copy (which shall not constitute notice) to:	Couch White, LLP540 BroadwayP.O. Box 22222 Albany, NY 12201 Attention: Brian P. Murphy, Esq.Email: bmurphy@couchwhite.com
If to Buyer:	Charge Infrastructure, Inc. c/o Charge Enterprises, Inc. 125 Park Ave 25th Floor New York, New York 10017 Attention: Kenneth Orr Facsimile: None Email: ko@korrag.com
with a copy (which shall not constitute notice) to:	Archer & Greiner, PC One Centennial Square Haddonfield, NJ 08033 Attention: Brian M, McGovern, Esquire Facsimile: (856) 795-0574 Email: bmcgovern@archerlaw.com

12.3 Construction.

Unless the express context otherwise requires: (a) the words “hereof”, “herein”, and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (b) the terms defined in the singular have a comparable meaning when used in the plural, and vice versa; (c) the terms “Dollars” and “$” mean United States Dollars; (d) references herein to a specific Article, Section, clause, Schedule or Exhibit shall refer, respectively, to the Articles, Sections and clauses of, and Schedules and Exhibits to, this Agreement; (e) wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”; (f) any reference to the masculine, feminine or neuter gender shall include each other gender; (g) when reference is made herein to “the business of” a Person, such reference shall be deemed to include the business of all direct and indirect Subsidiaries of such Person, (h) all accounting and financial terms shall be deemed to have the meanings assigned thereto under GAAP unless expressly stated otherwise, (i) when this Agreement states that a Group Company or the Shareholders have “made available,” “delivered” or “provided” (or terms of similar import) a particular document or other item, it shall mean that the Group Company or the Shareholders, as applicable, have made a true, correct and complete copy of such document or item (together with all amendments, supplements or other modifications thereto or waivers thereof) available for viewing by Buyer and its representatives whether pursuant to hand delivery, email delivery, or uploading to a location within an electronic dataroom (the “Dataroom”) established by the parties or otherwise, and in the Dataroom, as such materials were posted to the Dataroom at least three (3) Business Days prior to the date hereof and not removed on or prior to the date hereof, (j) any reference to any applicable Law in this Agreement refers to such applicable Law as in effect at the date of this Agreement and the Closing Date, (k) in the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding” and if the last day of any such period is not a Business Day, such period will end on the next Business Day, (l) when calculating the period of time “within” which or “following” which any act or event is required or permitted to be done, notice given or steps taken, the date which is the reference date in calculating such period is to be excluded from the calculation and if the last day of any such period is not a Business Day, such period will end on the next Business Day, (m) the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement, (n) references to “day” means calendar days unless Business Days are expressly specified, (o) references to any Person includes such Person’s predecessors, successors and assigns to the extent, in the case of successors and assigns, such successors and assigns are permitted by the terms of any applicable agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually, (p) references to a party means a party to this Agreement, (q) references to a document, instrument, or agreement also refers to all addenda, exhibits, or schedules thereto, (r) a reference to a “copy” or “copies” of any document, instrument, or agreement means a copy or copies that are complete and correct; and (s) a reference to a list, or any like compilation (whether in the Schedules to this Agreement or elsewhere), means that the item referred to is complete and correct. All Exhibits and Schedules annexed hereto or referred to herein are incorporated in and made a part of this Agreement as if set forth in full herein. The parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any applicable Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the party or parties drafting such agreement or document. Unless expressly provided otherwise, any approval or consent required to be given by a party in this Agreement shall be given or withheld by such party in its sole discretion. The fact that any representation and warranty may be more specific than any other representation and warranty shall not be construed so as to limit or restrict the scope, applicability or meaning of any other representation and warranty contained herein

12.4 Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the greatest extent possible.

12.5 Entire Agreement. This Agreement and the Transaction Documents contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous oral or written agreements, negotiations, understandings, statements or proposals with respect to the subject matter hereof and thereof. In the event of any inconsistency between the statements in the body of this Agreement and those in the other Transaction Documents and Disclosure Schedule (other than an exception expressly set forth as such in the Disclosure Schedule), the statements in the body of this Agreement will control.

12.6 Non-Disclosure Agreement. The terms of the Non-Disclosure Agreement, dated September 29, 2020 by and between Buyer and the Company (the “Non-Disclosure Agreement”) are hereby incorporated herein by reference and shall continue in full force and effect until the Closing, at which time the Non-Disclosure Agreement and the obligations of Buyer and its Affiliates thereunder shall terminate. If this Agreement is, for any reason, terminated prior to the Closing, then the Non-Disclosure Agreement shall continue in full force and effect in accordance with its terms.

12.7 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns. No party may assign its rights or delegate any of its obligations hereunder without the prior written consent of the other parties, which consent shall not be unreasonably withheld or delayed; provided, that Buyer shall be entitled to assign or delegate this Agreement or all or any part of its rights or obligations hereunder (a) to any one or more Affiliates of Buyer, provided further that such assignment shall not relieve Buyer of any of its obligations hereunder, (b) in connection with the sale of all or any substantial portion of the assets of Buyer or one or more Affiliates of Buyer or (c) for collateral security purposes to any lender providing financing to Buyer. No assignment or delegation shall relieve the assigning party of any of its obligations hereunder.

12.8 No Third-Party Beneficiaries. Except as provided in Section 8.3 and Article 10, this Agreement is for the sole benefit of the parties and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

12.9 Amendment and Modification; Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

12.10 Governing Law. This Agreement and the Transaction Documents shall be governed by and construed in accordance with the internal Laws of the State of New York without reference to such state’s or any other jurisdiction’s principles of conflicts of law.

12.11 Forum Selection; Consent to Jurisdiction; Waiver of Jury Trial.

(a) Any Action against Buyer, the Group Companies, or the Shareholders arising out of, or with respect to, this Agreement or any Governmental Order entered by any court in respect thereof shall be brought exclusively in the state or federal courts located in the State of New York (the “Designated Courts”), and such parties accept the exclusive jurisdiction of the Designated Courts for the purpose of any such Action. Each of Buyer, the Company, and the Shareholders agrees that service of any process, summons, notice or document by U.S. registered mail addressed to such party in accordance with the addresses set forth in Section 12.2 shall be effective service of process for any Action brought against such party in any such court. Buyer hereby designates the individual listed in Section 12.2 to whom notice may be given on behalf of Buyer as its true and lawful agent upon whom may be served any lawful process in any Action instituted by or on behalf of the Company (before the Closing) or a Shareholder. The Shareholders and the Company (before the Closing) hereby designate the Person listed in Section 12.2 to whom notice may be given on behalf of the Company as their true and lawful agent upon whom may be served any lawful process in any Action instituted by or on behalf of Buyer.

(b) In addition, each of Buyer, the Company and the Shareholders hereby irrevocably waives, to the fullest extent permitted by Law, any objection which it/he may now or hereafter have to the laying of venue of any Action arising out of or relating to this Agreement in any Designated Court or any Governmental Order entered by any of the Designated Courts and hereby further irrevocably waives any claim that any Action brought in the Designated Courts has been brought in an inconvenient forum.

(c) EACH OF BUYER, THE COMPANY AND THE SHAREHOLDERS ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE OUT OF, OR WITH RESPECT TO, THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OR ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS SECTION 12.11. ANY PARTY MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

12.12 Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

12.13 Counterparts; Effectiveness. This Agreement may be executed in several counterparts (including counterparts by email, facsimile, portable document format (pdf) or any electronic signature complying with the U.S. federal ESIGN Act of 2000 (including DocuSign)), each of which shall be deemed an original and all of which shall together constitute one and the same instrument. This Agreement shall become effective when each party shall have received a counterpart hereof signed by all of the other parties. Until and unless each party has received a counterpart hereof signed by the other Parties, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

[SIGNATURE PAGE FOLLOWS]

 IN WITNESS WHEREOF, each party has duly executed and delivered this Agreement as of the date first above written.

“BUYER” CHARGE INFRASTRUCTURE, INC. By: Name: Andrew FoxTitle: Chief Executive Officer
“COMPANY” NEXTRIDGE, INC. By: Name: Patrick ManeyTitle: Chairman & Authorized Person
“SHAREHOLDERS” _____ PATRICK MANEY _______________________________________ SHAUN MAHONEY

ANNEX A

DEFINITIONS

In this Annex, and in the Agreement and the other Appendices and Schedules thereto, unless the context otherwise requires, the following terms shall have the meanings assigned below and the terms listed in the chart below shall have the meanings assigned to them in the Section set forth opposite to such term (unless otherwise specified, section references in this Annex are to Sections of this Agreement):

Term:	Section:
Accounting Expert	3.3(c)
Accounting Principles	3.1(a)
Accounting Referee	8.1(d)
Acquisition Proposal	7.3(a)
Agreement	Preamble
Base Purchase Price	1.2
Basket ..	10.4(a)
Benefit Plan	5.19(a)
Buyer	Preamble
Buyer Indemnitees	10.2
Cap ...	10.4(b)
Charge Enterprises .	1.2
Charge SEC Documents .	6.8(a)
Closing	2.1
Closing Company Transaction Expenses	3.1(b)
Closing Date	2.1
Closing Statement	3.3(a)
Closing Working Capital .	3.1(c)
Company	Preamble
Company Intellectual Property	5.12(a)(i)
Company IP Agreements	5.12(a)(ii)
Company IP Registrations	5.12(a)(iii)
Company Transaction Expenses	3.1(d)

Confidential Information	7.5
Current Assets .	3.1(e)
Current Liabilities	3.1(f)
Data Handling	5.25(a)
Dataroom	12.3
Designated Courts	12.11(a)
Direct Claim	10.5(b)
Effective Time	2.1
Employment Agreements	2.3(i)
Environmental Claim	5.18(a)(i)
Environmental Law	5.18(a)(ii)
Environmental Notice	5.18(a)(iii)
Environmental Permit	5.18(a)(iv)
ERISA	5.19(a)
ERISA Affiliate	5.19(a)
Estimated Closing Balance Sheet	3.2(a)
Estimated Closing Company Transaction Expenses	3.2(a)(i)
Estimated Closing Statement .	3.2(a)
Estimated Closing Working Capital ..	3.2(a)(ii)
Financial Statements	5.6(a)
Fundamental Cap	10.4(c)
Fundamental Representations	10.1
General Survival Period	10.1
Group Company COBRA Payments	7.11
Group Company Confidential Information	7.5(b)
Group Company Encumbrances	2.3(g)
Hazardous Materials	5.18(a)(v)
Holdback Stock ..	1.2
Indemnified Person	10.5
Indemnifying Person	10.5
Indemnity Holdback Pledge Agreement	1.2
Insurance Policies	5.15

Intellectual Property	5.12(a)(iv)
Interim Balance Sheet	5.6(a)
Interim Balance Sheet Date	5.6(a)
Interim Financial Statements	5.6(a)
Leased Real Property	5.10(b)
LTI Holder Release & Termination Agreement	9.2(g)
Mahoney ....	Preamble
Maney ...	Preamble
Material Contracts	5.9(a)
Material Customers	5.14(a)
Material Suppliers	5.14(c)
Net Adjustment Amount	3.3(e), 3.3(g)
Net Estimated Adjustment Amount	3.2(b)
Neutral Accounting Firm	3.3(c)
Non-Disclosure Agreement	12.6
Notice of Disagreement	3.3(b)
Outside Date	11.1(b)(ii)
Personal Property	5.11(a)
Post-Closing Claims	7.16
Post-Closing Tax Period	8.1(a)
PPP Escrow	2.5(c)
PPP Escrow Agreement	2.5(c)
PPP Lender	2.5(c)
Pre-Closing Reorganization	2.3(l)
Pre-Closing Tax Period .	8.1(c)
Preferred Stock ..	1.2
Present Fair Salable Value	5.6(e)
Procedural Notice 5000-20057 ..	2.5(c)
Promised Individual	2.5(f)
Promised Individual Agreements	2.5(f)
Promised Individual Closing Consideration Payments	2.5(f)
Promised Individual Release & Termination Agreement	9.2(h)
Purchase Price	1.2
Qualified Benefit Plan	5.19(c)
Related Party Transactions and Relationships	5.26
Release	5.18(a)(vi)
Released Claims	7.8(a)
Released Parties	7.8(a)

Releasors	7.8(a)
Resolution Period	3.3(c)
Restricted Territory	7.6(a)(i)
Review Period	3.3(b)
Section 280G Payments	7.13
Section 280G Shareholder Approval .	7.13
Sensitive Data	5.25(a)
Shareholder Indemnitees	10.3
Shareholder	Preamble
Shares	Recitals
Software	5.12(a)(v)
Solvent	5.6(e)
Specified Policies	7.16
Straddle Period	8.4
Systems	5.12(i)
Target NWC Amount	3.1(g)
Tax Claim	8.5
Third Party Claim	10.5(a)(i)
Union	5.20(b)
WARN Act	5.20(d)
Year-End Balance Sheet	5.6(a)
Year-End Balance Sheet Date	5.6(a)
Year-End Financial Statements	5.6(a)

“Action” means any governmental, judicial, administrative or adversarial proceeding (public or private), any action, complaint, claim, lawsuit, legal proceeding, whistleblower complaint, litigation, arbitration or mediation, any hearing, investigation (internal or otherwise), audit, probe or inquiry by any Governmental Authority or any other dispute, including any adversarial proceeding arising out of this Agreement.

“Affiliate” means, with respect to any Person, any other Person who, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including, with correlative meanings, the terms “under common control with” and “controlled by”), as used in the preceding sentence, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Business” means the business presently conducted by the Group Companies, including the installation, engineering and carrying out of material procurement services with respect to telecommunications construction in the central office and customer premise environments.

“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in the State of New York are authorized or required by Law to be closed for business.

“Charge Enterprises Trading Price” means as of any applicable date or time, the closing sale price of one share of Charge Enterprises common stock as reported on the applicable public securities exchange on which Charge Enterprises is listed, including, without limitation, any exchange maintained by the OTC Markets Group (e.g., OTCQB, OTCQX or OTCPink), on the date that is one (1) trading day immediately preceding the applicable date or time (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events).

“Closing Purchase Price” shall mean (i) the Base Purchase Price plus (ii) the Net Estimated Adjustment Amount.

“Code” means the Internal Revenue Code of 1986, as amended.

“Contracts” means all contracts, purchase orders, leases, deeds, mortgages, licenses, instruments, notes, undertakings, indentures, joint ventures and all other similar agreements, commitments and arrangements, whether written or oral to which any Group Company is a party or by which any of its assets or properties are bound.

“Disclosure Schedule” means that certain document identified as the Disclosure Schedule, dated as of the date hereof (as the same may be modified from time to time in accordance with the terms hereof), delivered by the Company and the Shareholders to Buyer in connection with this Agreement. Each Section in the Disclosure Schedule shall be deemed to qualify any other Section of this Agreement solely to the extent the relevance of the information disclosed in such Section in the Disclosure Schedule to such other Section is readily and reasonably apparent on its face.

“Encumbrance” means any charge, claim, pledge, lien (statutory or other), option, security interest, mortgage, easement, encroachment, right of way, right of first refusal, or similar restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership. For purposes of this Agreement, a Person will be deemed to own a property or asset subject to an Encumbrance if it holds such property or asset subject to the interest of a vendor or a lessor under any conditional sale agreement, capital lease, or other title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such property or asset.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Entity” means TAG Solutions, LLC, a New York limited liability company and TAG Corporate, LLC, a New York limited liability company.

“Family” means, with respect to a particular individual, (a) the individual, (b) the individual’s spouse and former spouse(s), (c) any other natural person who is related to the individual or the individual’s spouse within the second degree, and (d) any other natural person who resides with such individual.

“GAAP” means United States generally accepted accounting principles in effect from time to time.

“General Data Protection Regulation” means the General Data Protection Regulation (EU) 2016/679 (together with laws implementing or supplementing the same, in each case as amended and superseded from time to time).

“Governing Documents” means with respect to any Person: (a) if a corporation, the articles or certificate of incorporation and the bylaws; (b) if a general partnership, the partnership agreement and any statement of partnership; (c) if a limited partnership, the limited partnership agreement and the certificate of limited partnership; (d) if a limited liability company, the articles of organization and operating agreement; (e) if a trust, the instrument governing the trust, (f) if another type of Person, any other charter or similar document adopted or filed in connection with the creation, formation or organization of the Person; (g) all equity holders’ agreements, voting agreements, voting trust agreements, joint venture agreements, registration rights agreements or other similar agreements or documents relating to the organization, management or operation of any Person or relating to the rights, duties and obligations of the equity holders of any Person; and (h) any amendment or supplement to any of the foregoing.

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Group Companies” means, collectively, the Company and ANS Advanced Network Services, LLC, a New York limited liability company.

“Indebtedness” means the following obligations: (a) all indebtedness or other obligations of the Group Companies for borrowed money, whether current, short-term or long-term, secured or unsecured, including all overdrafts and negative cash balances; (b) all indebtedness of the Group Companies for the deferred purchase price for purchases of property or services with respect to which any Group Company is liable, contingently or otherwise, as obligor or otherwise (whether earn-outs, indemnity payments, non-compete payments, consulting payments, retention bonuses, severance payments or other similar payments, or otherwise) except any trade payable incurred in the Ordinary Course of Business that is treated (in its entirety) as a current account payable under GAAP; (c) all lease obligations of the Group Companies under leases that have been or should be capitalized in accordance with GAAP; (d) the aggregate face amount of all outstanding letters of credit issued on behalf of the Group Companies; (e) all obligations secured by an Encumbrance upon any assets or properties of the Group Companies; (f) all outstanding or held checks, money orders or similar instruments of the Group Companies as of the Closing; (g) any other Liabilities, contingent or otherwise, that, in accordance with GAAP, should be classified upon the balance sheet of the Group Companies as indebtedness; and (h) all indebtedness referred to in clauses (a) through (g) above of any Person other than a Group Company that is guaranteed by any Group Company; and (i) accrued and unpaid interest on, and prepayment premiums, penalties or similar contractual charges arising as a result of the discharge of, any such foregoing obligation.

“Inventory” means materials purchased by any Group Company for use with respect to ongoing business requirements of a Group Company associated with any contract, purchase order, or similar document or arrangement that have not been utilized or deployed and are accounted for as cost of sales in the general ledger.

“Key Employee” means Paul Fettuccia.

“Knowledge of the Company” or “Company’s Knowledge” or any other similar knowledge qualification, means the knowledge of any of the following persons: Patrick Maney and Paul Fettuccia. Any such person shall be deemed to have “knowledge” of a particular fact or other matter if such person (a) is actually aware of such fact or other matter or (b) would reasonably be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a comprehensive investigation concerning the existence of such fact or other matter, including by making due inquiry of the applicable personnel who report directly to that listed individual.

“Knowledge of the Shareholder” or “Shareholder’s Knowledge” or any other similar knowledge qualification, means the knowledge of any of the Shareholders. Any such person shall be deemed to have “knowledge” of a particular fact or other matter if such person (a) is actually aware of such fact or other matter or (b) would reasonably be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a comprehensive investigation concerning the existence of such fact or other matter, including by making due inquiry of the applicable personnel who report directly to that listed individual.

“Law” means (a) any federal, state, local, municipal, foreign, international, multinational or other administrative law, constitution, common law principle, ordinance, code, statute, judgment, injunction, decree, order, rule, statute or governmental regulation, (b) any binding judicial or administrative interpretation of any of the foregoing, (c) the terms and conditions of any agreement relating to any Group Company with a Governmental Authority, (d) the terms and conditions of any certification relating to any Group Company to any Governmental Authority, (e) any governmental requirements or restrictions of any kind, or any rule, regulation or order promulgated thereunder, (f) any rules, regulations, orders, decrees, consents, or judgments of any regulatory agency, stock exchange or similar self-regulatory organization, court or other Person, or (g) any applicable governmental requirements associated with any Permits.

“Liability” means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, secured or unsecured, joint or several, due or to become due, vested or unvested, executory or otherwise and whether or not the same is required to be accrued on the financial statements of such Person.

“Losses” mean any and all claims, damages, judgements, Liabilities, losses, penalties, settlement payments, arbitration awards, taxes and costs and expenses (including, without limitation, reasonable attorneys’, consultants’ and experts’ fees and expenses and other reasonable costs of defending, investigating or settling claims or enforcing rights to indemnification hereunder) and the cost of pursuing any insurance providers in each case whether or not arising out of Third Party Claims.

“Material Adverse Effect” means any development, event, occurrence, fact, condition or change that is, or could reasonably be expected to become, individually or in the aggregate, materially adverse to (a) the business, results of operations, condition (financial or otherwise), assets or prospects of the Group Companies, taken as a whole, or (b) the ability of the Shareholders or the Company to consummate the Transactions on a timely basis; provided, however, that “Material Adverse Effect” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Group Companies operate; (iii) any changes in financial or securities markets in general; or (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; provided further, however, that any event, occurrence, fact, condition or change referred to in clauses (i) through (iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition or change has a disproportionate effect on the Group Companies compared to other participants in the industries in which the Group Companies operate.

“Ordinary Course of Business” of a Person means an action taken by such Person if that action (a) is consistent in nature, scope and magnitude with the past practices of such Person and is taken in the ordinary course of the normal, day-to-day operations of such Person; (b) does not require authorization by the board of directors or shareholders of such Person (or by any Person or group of Persons exercising similar authority) and does not require any other separate or special authorization of any nature; and/or (c) is similar in nature, scope and magnitude to actions customarily taken, without any separate or special authorization, in the ordinary course of the normal, day-to-day operations of other Persons that are in the same line of business as such Person. No violation of Law or Contracts shall be deemed in the Ordinary Course of Business.

“Permits” means all permits, certificates, licenses, approvals, governmental notifications, franchises, certificates, approvals, exemptions, classifications, registrations and other similar authorizations (and applications therefor) from Governmental Authorities.

“Permitted Encumbrances” means (a) liens for Taxes not yet due and payable or being contested in good faith by appropriate procedures and for which there are adequate accruals or reserves on the Interim Balance Sheet; (b) mechanics, carriers’, workmen’s, repairmen’s or other like liens arising or incurred in the Ordinary Course of Business and that are not delinquent and which are not, individually or in the aggregate, material to the business of the Group Companies; (c) easements, rights of way, zoning ordinances and other similar encumbrances affecting real property which are not, individually or in the aggregate, material to the business of the Group Companies; and (d) other Encumbrances existing as of the date of this Agreement which the Parties have agreed shall be paid off and released in connection with Closing.

“Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

“PPP Loan” means the following loans received by the Group Companies pursuant to the Paycheck Protection Program established under the Coronavirus Aid, Relief and Economic Security Act: (a) that certain loan incurred by ANS Advanced Network Services, LLC in the principal amount of $2,023,900.00, as evidenced by that certain Promissory Note – Term Payments, Fixed Rate, dated April 13, 2020, by and between ANS Advanced Network Services, LLC, as borrower, and The Bank of Greene County, as lender and (b) that certain loan incurred by Nextridge, Inc. in the principal amount of $92,700.00, as evidenced by that certain Promissory Note -Term Payments, Fixed Rate, dated April 13, 2020, by and between Nextridge, Inc., as borrower, and The Bank of Greene County, as lender.

“Related Person” means (a) with respect to an entity, (i) any Affiliate of such entity, (ii) each Person that serves as a director, officer, partner, member, manager, executor, or trustee (or in a similar capacity) of such entity, (iii) any Person with respect to which such entity serves as a general partner or a trustee (or in a similar capacity), and (iv) any Person that would be a Related Person of any individual described in clause (i) or (ii) pursuant to clause (b) of this definition or (b) with respect to an individual, (i) each other member of such individual’s Family, and (ii) any entity with respect to which such individual or one or more members of such individual’s Family serves as a director, officer, partner, member, manager, executor, or trustee (or in a similar capacity).

“Representative” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” means, with respect to any Person, any other Person (a) the accounts of which would be consolidated with and into those of the applicable Person in such Person’s consolidated financial statements if such statements were prepared in accordance with GAAP as of such date, (b) if a corporation, a majority of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (c) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of membership, partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more other Subsidiaries of that Person or a combination thereof and, for this purpose, a Person or Persons owns a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be or control any managing director or general partner of such business entity (other than a corporation).

“Tax Return” means any return, declaration, report, claim for refund, information return or similar statement or other similar document relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other similar taxes, fees, assessments or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

“Transaction Documents” means, with respect to a party, all agreements, certificates and other instruments to be delivered by such party in connection with this Agreement.

“Transactions” means the transactions contemplated by this Agreement and the Transaction Documents, including but not limited to the Pre-Closing Reorganization.

ANNEX B

FORM OF PREFERRED SHARES CERTIFICATE OF DESIGNATION OF PREFERENCE, RIGHTS, AND LIMITATIONS

[See attached]

Annex B

CHARGE ENTERPRISES, INC.

CERTIFICATE OF DESIGNATION OF PREFERENCES,
RIGHTS AND LIMITATIONS
OF
SERIES B CONVERTIBLE PREFERRED STOCK

PURSUANT TO SECTION 141 OF THE
DELAWARE GENERAL CORPORATION LAW

        The undersigned, Andrew Fox, does hereby certify that:

                1. He is the chief executive officer of Charge Enterprises, Inc., a Delaware corporation (the “Corporation”).

                2. The Corporation is authorized to issue 10,000,000 shares of preferred stock, 1,000,000 of which have been issued prior to the date hereof.

                3. The following resolutions were duly adopted by the board of directors of the Corporation (the “Board of Directors”):

        WHEREAS, the certificate of incorporation of the Corporation provides for a class of its authorized stock known as preferred stock, consisting of 10,000,000 shares, par value $0.0001 per share, issuable from time to time in one or more series;

        WHEREAS, the Board of Directors is authorized to fix the dividend rights, dividend rate, voting rights, conversion rights, rights and terms of redemption and liquidation preferences of any wholly unissued series of preferred stock and the number of shares constituting any series and the designation thereof, of any of them; and

        WHEREAS, it is the desire of the Board of Directors, pursuant to its authority as aforesaid, to fix the rights, preferences, restrictions and other matters relating to a series of the preferred stock, which shall consist of up to [*] shares of the preferred stock which the Corporation has the authority to issue, as follows:

        NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors does hereby provide for the issuance of a series of preferred stock for cash or exchange of other securities, rights or property and does hereby fix and determine the rights, preferences, restrictions and other matters relating to such series of preferred stock as follows:
Annex B

TERMS OF PREFERRED STOCK

Section 1.     Definitions. For the purposes hereof, the following terms shall have the following meanings:

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 of the Securities Act.

“Alternate Consideration” shall have the meaning set forth in Section 7(b).

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

“Change of Control Transaction” means the occurrence after the date hereof of any of (a) an acquisition after the date hereof by an individual or legal entity or “group” (as described in Rule 13d-5(b)(1) promulgated under the Exchange Act) of effective control (whether through legal or beneficial ownership of capital stock of the Corporation, by contract or otherwise) of in excess of 33% of the voting securities of the Corporation (other than by means of conversion or exercise of Preferred Stock and the Securities issued together with the Preferred Stock), (b) the Corporation merges into or consolidates with any other Person, or any Person merges into or consolidates with the Corporation and, after giving effect to such transaction, the stockholders of the Corporation immediately prior to such transaction own less than 66% of the aggregate voting power of the Corporation or the successor entity of such transaction, (c) the Corporation sells or transfers all or substantially all of its assets to another Person and the stockholders of the Corporation immediately prior to such transaction own less than 66% of the aggregate voting power of the acquiring entity immediately after the transaction, (d) a replacement at one time or within a one year period of more than one-half of the members of the Board of Directors which is not approved by a majority of those individuals who are members of the Board of Directors on the Original Issue Date (or by those individuals who are serving as members of the Board of Directors on any date whose nomination to the Board of Directors was approved by a majority of the members of the Board of Directors who are members on the Original Issue Date), or (e) the execution by the Corporation of an agreement to which the Corporation is a party or by which it is bound, providing for any of the events set forth in clauses (a) through (d) above.

“Commission” means the United States Securities and Exchange Commission.

“Common Stock” means the Corporation’s common stock, par value $0.0001 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed.

“Common Stock Equivalents” means any securities of the Corporation or any of its Subsidiaries which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

“Conversion Date” shall have the meaning set forth in Section 6(a).

“Conversion Price” shall have the meaning set forth in Section 6(b).

“Conversion Shares” means, collectively, the shares of Common Stock issuable upon conversion of the shares of Preferred Stock in accordance with the terms hereof.

“Dividend Payment Date” shall have the meaning set forth in Section 3(a).

“Dividend Period” means a period of time from and including the preceding Dividend Payment Date (other than the initial Dividend Period, which shall commence on and include the Original Issue Date), to but excluding the next Dividend Payment Date for such Dividend Period.

“DGCL” means the General Corporation Law of the State of Delaware, as in effect from time to time after the Original Issue Date.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Fundamental Transaction” shall have the meaning set forth in Section 7(b).

“GAAP” means United States generally accepted accounting principles.

“Holder” shall have the meaning given such term in Section 2.

“Holding Period Expiration Date” shall have the meaning given to such term in Section 6(a).

“Junior Securities” means the Common Stock and all other Common Stock Equivalents of the Corporation other than those securities which are explicitly senior or pari passu to the Preferred Stock in dividend rights or liquidation preference.

“Lien” means a lien, charge, security interest, encumbrance, right of first refusal, preemptive right or other restriction.

“Liquidation” shall have the meaning set forth in Section 5.

“Mandatory Redemption” shall have the meaning set forth in Section 8(b).

“Mandatory Redemption Date” shall have the meaning set forth in Section 8(b).

“New York Courts” shall have the meaning set forth in Section 9(d).

“Notice of Conversion” shall have the meaning set forth in Section 6(a).

“Optional Redemption” shall have the meaning set forth in Section 8(a).

“Optional Redemption Date” shall have the meaning set forth in Section 8(a).

“Optional Redemption Notice” shall have the meaning set forth in Section 8(a).

“Original Issue Date” means the date of the first issuance of any shares of the Preferred Stock regardless of the number of transfers of any particular shares of Preferred Stock and regardless of the number of certificates which may be issued to evidence such Preferred Stock.

“Parity Securities” means any class or series of capital stock established after the Original Issue Date with terms expressly providing that such class or series ranks on a parity with the Preferred Stock as to dividend rights and liquidation preference.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Preferred Stock” shall have the meaning set forth in Section 2.

“Redemption” means an Optional Redemption pursuant to Section 8(a) or a Mandatory Redemption pursuant to Section 8(b).

“Redemption Amount” means, for each share of Preferred Stock, the sum of (a) 100% of the Stated Value then outstanding, (b) accrued but unpaid dividends and (c) other amounts due in respect of the Preferred Stock.

“Redemption Date” means an Optional Redemption Date or a Mandatory Redemption Date.

“Redemption Default” shall have the meaning set forth in Section 8(d).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Share Delivery Date” shall have the meaning set forth in Section 6(c).

“Stated Value” shall have the meaning set forth in Section 2.

“Subsidiary” means, with respect to any Person, any other Person (a) the accounts of which would be consolidated with and into those of the applicable Person in such Person’s consolidated financial statements if such statements were prepared in accordance with GAAP as of such date, (b) if a corporation, a majority of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (c) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of membership, partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more other Subsidiaries of that Person or a combination thereof and, for this purpose, a Person or Persons owns a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be or control any managing director or general partner of such business entity (other than a corporation).

“Successor Entity” shall have the meaning set forth in Section 7(b).

“Trading Day” means a day on which the principal Trading Market is open for business.

“Trading Market” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NYSE MKT, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, OTCQB, OTCQX or OTCPink (or any successors to any of the foregoing).

“Transaction Documents” means all agreements, certificates and other instruments (including this Certificate of Designation) to be delivered in connection with that certain Stock Purchase Agreement, dated May 7, 2021, by and among Charge Infrastructure, Inc., Patrick Maney, Shaun Mahoney and Nextridge, Inc.

“Transfer Agent” means Manhattan Transfer Registrar Co., the current transfer agent of the Corporation and any successor transfer agent of the Corporation.

Section 2.      Designation, Amount and Par Value. The series of preferred stock shall be designated as its Series B Convertible Preferred Stock (the “Preferred Stock”) and the number of shares so designated shall be up to [*] (which shall not be subject to increase without the written consent of all of the holders of the Preferred Stock (each, a “Holder” and collectively, the “Holders”)). Each share of Preferred Stock shall have a par value of $0.0001 per share and a stated value equal to $[*] (the “Stated Value”).

Section 3.          Dividends.

a)
Dividends in Cash or in Kind. Holders shall be entitled to receive, and the Corporation shall pay, cumulative dividends at the rate per share (as a percentage of the Stated Value per share) of 4% per annum, payable quarterly on January 1, April 1, July 1 and October 1, beginning on the first such date after the Original Issue Date and on each Conversion Date (with respect only to Preferred Stock being converted) (each such date, a “Dividend Payment Date”) (if any Dividend Payment Date is not a Trading Day, the applicable payment shall be due on the next succeeding Trading Day) in cash, or at the Corporation’s option, in duly authorized, validly issued, fully paid and non-assessable shares of Common Stock as set forth in this Section 3(a), or a combination thereof (the dollar amount to be paid in shares of Common Stock, the “Dividend Share Amount”). The Holders shall have the same rights and remedies with respect to the delivery of any such shares as if such shares were being issued pursuant to Section 6. Not later than 5:00 p.m. (New York City time) on each Dividend Payment Date, the Corporation shall make the applicable payment to the Holders (i) by wire transfer of immediately available funds to the accounts designated by the Holders, for any portion of such dividend to be paid in cash, or (ii) by delivery of shares of Common Stock for any portion of such dividend to be paid in shares of Common Stock.

b)
Corporation’s Ability to Pay Dividends in Cash or Kind. If at any time the Corporation has the right to pay dividends in cash or shares of Common Stock, the Corporation must provide the Holders with at least 5 Trading Days’ notice of its election to pay a regularly scheduled dividend in shares of Common Stock (the Corporation may indicate in such notice that the election contained in such notice shall continue for later periods until revised by a subsequent notice).

c)
Dividend Calculations. Dividends on the Preferred Stock shall be calculated on the basis of a 360-day year, consisting of twelve 30 calendar day periods, and shall accrue daily commencing on the Original Issue Date, and shall be deemed to accrue from such date whether or not earned or declared and whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends. Dividends on the Preferred Stock shall accumulate in each Dividend Period from and including the preceding Dividend Payment Date (other than the initial dividend on the Preferred Stock, which shall commence on and include the Original Issue Date), to but excluding the next Dividend Payment Date. Payment of dividends in shares of Common Stock shall otherwise occur pursuant to Section 6(c)(i) herein and, solely for purposes of the payment of dividends in shares, the Dividend Payment Date shall be deemed the Conversion Date. Except as otherwise provided herein, if at any time the Corporation pays dividends partially in cash and partially in shares, then such payment shall be distributed ratably among the Holders based upon the number of shares of Preferred Stock held by each Holder on such Dividend Payment Date.

Section 4.          Voting Rights. Each Holder shall be entitled to the whole number of votes equal to the number of shares of Common Stock into which such Holder’s Preferred Stock would be convertible on the record date for the vote or consent of stockholders, and shall otherwise have voting rights and powers equal to the voting rights and powers of holders of the Common Stock. To the extent that under the DGCL the vote of the holders of the Preferred Stock, voting separately as a class or series, as applicable, is required to authorize a given action of the Corporation, the affirmative vote or consent of the holders of a majority of the shares of the outstanding Preferred Stock, shall constitute the approval of such action by both the class or the series, as applicable (except as otherwise may be required under the DGCL). To the extent that under the DGCL holders of the Preferred Stock are entitled to vote on a matter with holders of shares of Common Stock, voting together as one class, each share of Preferred Stock shall entitle the holder thereof to cast that number of votes per share as is equal to the number of shares of Common Stock into which it is then convertible using the record date for determining the stockholders of the Corporation eligible to vote on such matters as the date as of which the Conversion Rate is calculated. Holders of the Preferred Stock shall be entitled to written notice of all stockholder meetings or written consents (and copies of proxy materials and other information sent to stockholders) with respect to which they would be entitled by vote, which notice would be provided pursuant to the Corporation’s Bylaws and the DGCL. As long as any shares of Preferred Stock are outstanding, the Corporation shall not, without the affirmative vote of the Holders of all the then outstanding shares of the Preferred Stock, (a) alter or change adversely the powers, preferences or rights given to the Preferred Stock or alter or amend this Certificate of Designation, (b) amend its articles of incorporation or other charter documents in any manner that materially adversely affects any rights of the Holder, or (c) enter into any agreement with respect to any of the foregoing.

Section 5.         Liquidation. Upon any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary (a “Liquidation”), the Holders shall be entitled to receive out of the assets, whether capital or surplus, of the Corporation, subject to the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Corporation of the Company’s Series A Preferred Stock which is senior to and outstanding on the date hereof, an amount equal to the Stated Value, plus any accrued and unpaid dividends thereon and any other fees then due and owing thereon under this Certificate of Designation, for each share of Preferred Stock before any distribution or payment shall be made to the holders of any Junior Securities, and if the assets of the Corporation shall be insufficient to pay in full such amounts, then the entire assets to be distributed to the Holders shall be ratably distributed among the Holders in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full, subject to the rights of the Company’s Series A Preferred Stock then outstanding. A Fundamental Transaction or Change of Control Transaction shall not be deemed a Liquidation.

Section 6.        Conversion.

a)
Conversions at Option of Holder. Each share of Preferred Stock shall be convertible, at any time and from time to time beginning on the date on which all applicable holding periods or other similar restrictions on the transfer of the Preferred Stock by the Holders expire pursuant to Rule 144 under the Securities Act or any other applicable law or regulation (the “Holding Period Expiration Date”) and until the Mandatory Redemption Date (defined below), at the option of the Holder thereof, into that number of shares of Common Stock determined by dividing the Stated Value of such share of Preferred Stock by the Conversion Price. Holders shall effect conversions by providing the Corporation with the form of conversion notice attached hereto as Annex A (a “Notice of Conversion”). Each Notice of Conversion shall specify the number of shares of Preferred Stock to be converted, the number of shares of Preferred Stock owned prior to the conversion at issue, the number of shares of Preferred Stock owned subsequent to the conversion at issue and the date on which such conversion is to be effected, which date may not be prior to the date the applicable Holder delivers by facsimile such Notice of Conversion to the Corporation (such date, the “Conversion Date”). If no Conversion Date is specified in a Notice of Conversion, the Conversion Date shall be the date that such Notice of Conversion to the Corporation is deemed delivered hereunder. No ink-original Notice of Conversion shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Conversion form be required. The calculations and entries set forth in the Notice of Conversion shall control in the absence of manifest or mathematical error. To effect conversions of shares of Preferred Stock, a Holder shall not be required to surrender the certificate(s) representing the shares of Preferred Stock to the Corporation unless all of the shares of Preferred Stock represented thereby are so converted, in which case such Holder shall deliver the certificate representing such shares of Preferred Stock promptly following the Conversion Date at issue. Shares of Preferred Stock converted into Common Stock or redeemed in accordance with the terms hereof shall be canceled and shall not be reissued.

b)
Conversion Price. The conversion price for the Preferred Stock shall equal $_________1, subject to adjustment herein (the “Conversion Price”).

c)
Mechanics of Conversion

i.
Delivery of Conversion Shares Upon Conversion. Not later than five (5) Trading Days after each Conversion Date (the “Share Delivery Date”), the Corporation shall deliver, or cause to be delivered, to the converting Holder (A) the number of Conversion Shares being acquired upon the conversion of the Preferred Stock and (B) a bank check in the amount of accrued and unpaid dividends (if the Corporation has elected or is required to pay accrued dividends in cash).

ii.
Failure to Deliver Conversion Shares. If, in the case of any Notice of Conversion, such Conversion Shares are not delivered to or as directed by the applicable Holder by the Share Delivery Date, the Holder shall be entitled to elect by written notice to the Corporation at any time on or before its receipt of such Conversion Shares, to rescind such Conversion, in which event the Corporation shall promptly return to the Holder any original Preferred Stock certificate delivered to the Corporation and the Holder shall promptly return to the Corporation the Conversion Shares issued to such Holder pursuant to the rescinded Conversion Notice.

iii.
Obligation Absolute. The Corporation’s obligation to issue and deliver the Conversion Shares upon conversion of Preferred Stock in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by a Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by such Holder or any other Person of any obligation to the Corporation or any violation or alleged violation of law by such Holder or any other person, and irrespective of any other circumstance which might otherwise limit such obligation of the Corporation to such Holder in connection with the issuance of such Conversion Shares; provided, however, that such delivery shall not operate as a waiver by the Corporation of any such action that the Corporation may have against such Holder.

iv.
Intentionally Omitted.

v.
Reservation of Shares Issuable Upon Conversion. The Corporation covenants that it will at all times reserve and keep available out of its authorized and unissued shares of Common Stock for the sole purpose of issuance upon conversion of the Preferred Stock and payment of dividends on the Preferred Stock, each as herein provided, free from preemptive rights or any other actual contingent purchase rights of Persons other than the Holder (and the other holders of the Preferred Stock), not less than such aggregate number of shares of the Common Stock as shall be issuable (taking into account the adjustments and restrictions of Section 7) upon the conversion of the then outstanding shares of Preferred Stock. The Corporation covenants that all shares of Common Stock that shall be so issuable shall, upon issue, be duly authorized, validly issued, fully paid and nonassessable, free and clear of all Liens and other encumbrances.

vi.
Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the conversion of the Preferred Stock. As to any fraction of a share which the Holder would otherwise be entitled to receive upon such conversion, the Corporation shall at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Conversion Price or round up to the next whole share.

vii.
Transfer Taxes and Expenses. The issuance of Conversion Shares on conversion of this Preferred Stock shall be made without charge to any Holder for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such Conversion Shares, provided that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such Conversion Shares upon conversion in a name other than that of the Holders of such shares of Preferred Stock and the Corporation shall not be required to issue or deliver such Conversion Shares unless or until the Person or Persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid. The Corporation shall pay all Transfer Agent fees required for same-day processing of any Notice of Conversion and all fees to the Depository Trust Company (or another established clearing corporation performing similar functions) required for same-day electronic delivery of the Conversion Shares.

viii.
Status as a Shareholder. Upon each Conversion Date, (A) the shares of Preferred Stock being converted shall be deemed converted into shares of Common Stock and (B) the Holder’s rights as a holder of such converted Preferred Stock shall cease and terminate, excepting only the right to receive such shares of Common Stock and to any remedies provided herein or otherwise available at law or in equity to such Holder because of a failure of the Corporation to comply with the terms of this Certificate of Designation.

Section 7.      Certain Adjustments.

a)
Stock Dividends and Stock Splits. If the Corporation, at any time while this Preferred Stock is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Common Stock on shares of Common Stock or any other Common Stock Equivalents (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Corporation upon conversion of, or payment of a dividend on, this Preferred Stock), (ii) subdivides outstanding shares of Common Stock into a larger number of shares, (iii) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (iv) issues, in the event of a reclassification of shares of the Common Stock, any shares of capital stock of the Corporation, then the Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding any treasury shares of the Corporation) outstanding immediately before such event, and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event. Any adjustment made pursuant to this Section 7(a) shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

b)
Fundamental Transaction. If, at any time while this Preferred Stock is outstanding, (i) the Corporation, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Corporation with or into another Person, (ii) the Corporation, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Corporation or another Person) is completed pursuant to which holders of Common Stock are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Stock, (iv) the Corporation, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property, or (v) the Corporation, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than 50% of the outstanding shares of Common Stock (not including any shares of Common Stock held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination) (each a “Fundamental Transaction”), then, upon any subsequent conversion of this Preferred Stock, the Holder shall have the right to receive, for each Conversion Share that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction, the number of shares of Common Stock of the successor or acquiring corporation or of the Corporation, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of shares of Common Stock for which this Preferred Stock is convertible immediately prior to such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Corporation or surviving entity in such Fundamental Transaction shall file a new Certificate of Designation with the same terms and conditions and issue to the Holders new preferred stock consistent with the foregoing provisions and evidencing the Holders’ right to convert such preferred stock into Alternate Consideration. The Corporation shall cause any successor entity in a Fundamental Transaction in which the Corporation is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Corporation under this Certificate of Designation in accordance with the provisions of this Section pursuant to written agreements in form and substance reasonably satisfactory to the Holder and approved by the Holder (without unreasonable delay) prior to such Fundamental Transaction and shall, at the option of the holder of this Preferred Stock, deliver to the Holder in exchange for this Preferred Stock a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Preferred Stock which is convertible for a corresponding number of shares of capital stock of such Successor Entity (or its parent entity) equivalent to the shares of Common Stock acquirable and receivable upon conversion of this Preferred Stock (without regard to any limitations on the conversion of this Preferred Stock) prior to such Fundamental Transaction. Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Certificate of Designation and the other Transaction Documents referring to the “Corporation” shall refer instead to the Successor Entity), and may exercise every right and power of the Corporation and shall assume all of the obligations of the Corporation under this Certificate of Designation with the same effect as if such Successor Entity had been named as the Corporation herein.

c)
Calculations. All calculations under this Section 7 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 7, the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding any treasury shares of the Corporation) issued and outstanding.

d)
Notice to the Holders.

i.
Adjustment to Conversion Price. Whenever the Conversion Price is adjusted pursuant to any provision of this Section 7, the Corporation shall promptly deliver to each Holder by facsimile or email a notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

Section 8.         Redemption.

a)
Redemption at Option of Holder. At any time on or after the first anniversary of the Original Issue Date and until the Mandatory Redemption Date, any Holder may elect to have all or any portion of such Holder’s shares of Preferred Stock redeemed by the Corporation, for an amount in cash equal to the Redemption Amount (an “Optional Redemption”). Any Optional Redemption shall occur not more than ninety (90) days (the “Optional Redemption Date”) following receipt by the Corporation of a written notice from any Holder, stating that the Holder is electing an Optional Redemption of such Holder’s shares of Preferred Stock and providing the aggregate number of such Holder’s shares of Preferred Stock to be redeemed (an “Optional Redemption Notice”). Notwithstanding the foregoing, a Holder shall not send an additional Optional Redemption Notice to the Corporation until at least ninety (90) days has elapsed since the Optional Redemption Date relating to the prior Optional Redemption Notice sent by such Holder.

b)
Mandatory Redemption. On the one hundred and eightieth (180th) day following the Holding Period Expiration Date (the “Mandatory Redemption Date”), the Corporation shall redeem all of the then outstanding shares of Preferred Stock, for an amount in cash equal to the Redemption Amount (such redemption, the “Mandatory Redemption”).

c)
Redemption Procedure. The payment of cash pursuant to a Redemption shall be made by 5:00 p.m. (New York City time) on the applicable Redemption Date by wire transfer of immediately available funds to the accounts designated by the Holders. The Corporation covenants and agrees that it will honor all Conversion Notices tendered up until the Redemption Date. Following a Redemption Date, unless the Company defaults in providing funds sufficient for the Redemption as provided in this Section 8, all dividends on such shares of Preferred Stock shall cease to accumulate and all rights of Holders with respect to such shares of Preferred Stock shall cease, except the right to receive the Redemption Amount and to any remedies provided herein or otherwise available at law or in equity to such Holder because of a failure of the Corporation to comply with the terms of this Certificate of Designation, and such shares of Preferred Stock shall not be deemed to be outstanding for any purpose whatsoever.

d)
Default. In the event that any portion of the Redemption Amount has not been paid by the Corporation on the applicable Redemption Date (a “Redemption Default”), interest on such amounts outstanding shall accrue thereon until such amount is paid in full at a rate equal to 14% per annum. In the event of a Redemption Default and until such Redemption Default has been cured by payment of all amounts outstanding, the Corporation shall not, without the affirmative consent of the Holders of all the then outstanding shares of the Preferred Stock, declare or pay dividends or distributions on any Junior Securities or Parity Securities (other than a dividend or distribution payable solely in Junior Securities or Parity Securities). Nothing contained in this Certificate of Designation shall be deemed to limit any rights, powers or remedies of the Holders permitted by law.

e)
Redemption of Other Securities. Notwithstanding anything to the contrary in this Certificate of Designation, in the event of a Redemption Default and until such Redemption Default has been cured by payment of all amounts outstanding, the Corporation may not, without the affirmative consent of the Holders of all the then outstanding shares of the Preferred Stock, repurchase, redeem or otherwise acquire, (1) any Parity Securities, except pursuant to (i) a purchase or exchange offer made on the same terms to all Holders of Preferred Stock and Parity Securities, (ii) an exchange for or conversion or reclassification into other Parity Securities or Junior Securities or (iii) use of proceeds of a substantially contemporaneous sale of Parity Securities or Junior Securities, or (2) any Common Stock and any other Junior Securities, except pursuant to an exchange for or conversion or reclassification into other Junior Securities or with proceeds of a substantially contemporaneous sale of Junior Securities.

Section 9.           Miscellaneous.

a)
Notices. Any and all notices or other communications or deliveries to be provided by the Holders hereunder including, without limitation, any Notice of Conversion, shall be in writing and delivered personally, by facsimile or electronic mail, or sent by a nationally recognized overnight courier service, addressed to the Corporation, at the address set forth below, or such other facsimile number or address as the Corporation may specify for such purposes by notice to the Holders delivered in accordance with this Section. Any and all notices or other communications or deliveries to be provided by the Corporation hereunder shall be in writing and delivered personally, by facsimile or electronic mail, or sent by a nationally recognized overnight courier service addressed to each Holder at the facsimile number or address of such Holder appearing on the books of the Corporation, or if no such facsimile number or address appears on the books of the Corporation, at the principal place of business of such Holder. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via electronic mail or facsimile prior to 5:30 p.m. (New York City time) on any date, (ii) the next Trading Day after the date of transmission, if such notice or communication is delivered via electronic mail or facsimile on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (iii) the second Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given.

Address for notices to Corporation:

Charge Enterprises, Inc.
[Address]
E-mail:
Facsimile:
Attention:

b)
Absolute Obligation. Except as expressly provided herein, no provision of this Certificate of Designation shall alter or impair the obligation of the Corporation, which is absolute and unconditional, to pay liquidated damages, accrued dividends, accrued interest and redemption amounts, as applicable, on the shares of Preferred Stock at the time, place, and rate, and in the amounts and coin or currency, herein prescribed.

c)
Lost or Mutilated Preferred Stock Certificate. If a Holder’s Preferred Stock certificate shall be mutilated, lost, stolen or destroyed, the Corporation shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the shares of Preferred Stock so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership hereof reasonably satisfactory to the Corporation.

d)
Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Certificate of Designation shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware, without regard to the principles of conflict of laws thereof. Each party agrees that all legal proceedings concerning the interpretation, enforcement and defense of the transactions contemplated by any of the Transaction Documents (whether brought against a party hereto or its respective Affiliates, directors, officers, shareholders, employees or agents) shall be commenced in the state and federal courts sitting in the City of New York, Borough of Manhattan (the “New York Courts”). Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the New York Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such New York Courts, or such New York Courts are improper or inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Certificate of Designation and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by applicable law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Certificate of Designation or the transactions contemplated hereby. If any party shall commence an action or proceeding to enforce any provisions of this Certificate of Designation, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys’ fees and other costs and expenses incurred in the investigation, preparation and prosecution of such action or proceeding.

e)
Waiver. Any waiver by the Corporation or a Holder of a breach of any provision of this Certificate of Designation shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designation or a waiver by any other Holders. The failure of the Corporation or a Holder to insist upon strict adherence to any term of this Certificate of Designation on one or more occasions shall not be considered a waiver or deprive that party (or any other Holder) of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designation on any other occasion. Any waiver by the Corporation or a Holder must be in writing.

f)
Severability. If any provision of this Certificate of Designation is invalid, illegal or unenforceable, the balance of this Certificate of Designation shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law.

g)
Next Business Day. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

h)
Headings. The headings contained herein are for convenience only, do not constitute a part of this Certificate of Designation and shall not be deemed to limit or affect any of the provisions hereof.

i)
Status of Converted or Redeemed Preferred Stock. If any shares of Preferred Stock shall be converted, redeemed or reacquired by the Corporation, such shares shall resume the status of authorized but unissued shares of preferred stock and shall no longer be designated as Series B Convertible Preferred Stock.

*********************
1 Note to Draft: Conversion Price will be the market price of the common shares on the date of Closing.

Annex B

RESOLVED, FURTHER, that the Chairman, the president or any vice-president, and the secretary or any assistant secretary, of the Corporation be and they hereby are authorized and directed to prepare and file this Certificate of Designation of Preferences, Rights and Limitations in accordance with the foregoing resolution and the provisions of Delaware law.

        IN WITNESS WHEREOF, the undersigned have executed this Certificate this ___ day of ________ 2021.

__________________________________________ Name: Title:

Annex B

ANNEX A

NOTICE OF CONVERSION

(To be Executed by the Registered Holder in order to Convert Shares of Preferred Stock)

The undersigned hereby elects to convert the number of shares of Series B Convertible Preferred Stock indicated below into shares of common stock, par value $0.0001 per share (the “Common Stock”), of Charge Enterprises, Inc., a Delaware corporation (the “Corporation”), according to the conditions hereof, as of the date written below. If shares of Common Stock are to be issued in the name of a Person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto and is delivering herewith such certificates and opinions as may be required by the Corporation. No fee will be charged to the Holders for any conversion, except for any such transfer taxes.

Conversion calculations:

Date to Effect Conversion: _____________________________________________
Number of shares of Preferred Stock owned prior to Conversion: _______________
Number of shares of Preferred Stock to be Converted: ________________________
Stated Value of shares of Preferred Stock to be Converted: ____________________
Number of shares of Common Stock to be Issued: ___________________________
Applicable Conversion Price:____________________________________________
Number of shares of Preferred Stock subsequent to Conversion: ________________
Address for Delivery: ______________________ or DWAC Instructions: Broker no: _________ Account no: ___________
[HOLDER] By:___________________________________ Name: Title:

Annex B